AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1997

                                         REGISTRATION STATEMENT NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      Under
                     THE SECURITIES ACT OF 1933, AS AMENDED

                                   -----------

                          FORTUNE PETROLEUM CORPORATION
                 (Name of small business issuer in its charter)

             DELAWARE                             1311                                     95-4114732
    (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer Identification No.)
    incorporation or organization)       Classification Code Number)

                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
               executive offices and principal place of business)

                               TYRONE J. FAIRBANKS
                          FORTUNE PETROLEUM CORPORATION
                         515 WEST GREENS ROAD, SUITE 720
                              HOUSTON, TEXAS 77067
                                 (281) 872-1170
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:
                              Bruce L. Ashton, Esq.
                                 Reish & Luftman
                        11755 Wilshire Blvd., 10th Floor
                          Los Angeles, California 90025
                                 (310) 478-5656

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
        TITLE OF EACH                                     PROPOSED          PROPOSED
           CLASS OF                      AMOUNT           MAXIMUM            MAXIMUM           AMOUNT OF
        SECURITIES TO                     TO BE         OFFERING PRICE      AGGREGATE         REGISTRATION
       BE REGISTERED                   REGISTERED         PER UNIT        OFFERING PRICE          FEE
----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value .          541,650(1)      $ 3.1847 (1)       $1,725,000            $595
Common Stock Purchase Warrants          431,250(2)      $    --  (2)       $     --               --
Common Stock, $.01 par value .          215,625(3)(5)   $   4.00 (3)       $  862,500             297
Common Stock, $.01 par value .          215,625(3)(5)   $   5.00 (3)       $1,078,125             372
Common Stock Purchase Warrants           69,000(4)      $    --            $     --               --
COMMON STOCK, $.01 PAR VALUE .           69,000(4)(5)   $ 3.1847 (4)       $  219,745             119
----------------------------------------------------------------------------------------------------------

(1) Shares issuable upon conversion of outstanding Debentures. The proposed offering price per unit is the minimum conversion price per share of Common Stock. 493,350 of such shares were registered under the Company's Registration Statement No. 333-87 and are being carried forward to this Registration Statement in accordance with Rule 429. All filing fees were previously paid on Registration Statement No. 333-87.

(2) To be issued to Debentureholders who elect to convert Debentures to shares of Common Stock.

(3) Shares of Common Stock issuable upon exercise of warrants to be issued to Debentureholders. One half of such warrants are exercisable at $4.00 per share to the Debentureholders. One half will be exercisable at $5.00 per share.

(4) Warrants to be issued to Co-Conversion Agents in connection with the Exchange Offer. Such warrants are exercisable at $3.1847 per share.

(5) All such shares were registered under the Company's Registration Statement No. 333-87 and are being carried forward to this Registration Statement in accordance with Rule 429. Filing fees previously paid on such prior Registration Statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

             This Registration Statement is comprised of 113 pages.
                     The Exhibit Index appears on Page 93.

CROSS REFERENCE SHEET

ITEM IN FORM S-2                                                                LOCATION IN PROSPECTUS
----------------                                                                ----------------------
ITEM  1.       Forepart of the Registration Statement and Outside
               Front Cover Page of Prospectus...........................Outside Front Cover Page of Prospectus


ITEM  2.       Inside Front and Outside Back Cover Pages of
               Prospectus...............................................Inside Front and Outside Back Cover
                                                                        Page of Prospectus

ITEM  3.       Summary Information, Risk Factors and Ratio of
               Earnings to Fixed Charges................................"Prospectus Summary"; "Risk Factors";
                                                                        "Management's Discussion and Analysis
                                                                        of Financial Condition and Results of
                                                                        Operations"

ITEM  4.       Use of Proceeds.........................................."Prospectus Summary;" "Use of Pro-
                                                                        ceeds;" "Exchange Offer"

ITEM  5.       Determination of Offering Price..........................Outside Front Cover Page of
                                                                        Prospectus; "Exchange Offer"

ITEM  6.       Dilution................................................."Dilution"

ITEM  7.       Selling Security Holders.................................Not Applicable

ITEM  8.       Plan of Distribution.....................................Outside Front Cover Page of
                                                                        Prospectus; "Exchange Offer"

ITEM  9.       Description of Securities to be Registered..............."Description of Securities"

ITEM 10.       Interests of Named Experts and Counsel..................."Experts"

ITEM 11.       Information with Respect to the Registrant..............."Business and Properties"

ITEM 12.       Incorporation of Certain Information by
               Reference................................................Not Applicable

ITEM 13.       Disclosure of Commission Position on Indemnification
               for Securities Act Liabilities..........................."Description of Securities"

                          FORTUNE PETROLEUM CORPORATION
                                 EXCHANGE OFFER
                         SUPPLEMENT TO PROSPECTUS DATED
                                DECEMBER 2, 1996

    Fortune Petroleum Corporation ("Fortune" or the "Company") hereby supplements its Prospectus dated December 2, 1996, pursuant to which the Company made an offer to the holders of its Convertible Subordinated Debentures due December 31, 1997 (the "Debentures") to exchange such Debentures for shares for the Company's Common Stock and Common Stock Warrants. This supplement must be read in conjunction with the Prospectus, a copy of which is attached hereto.

CHANGE IN TERMS


    The terms of the Exchange Offer are hereby modified as follows:

    1. The Exchange Price has been reduced from $3.4965 per share to $3.1847 per share. Each Debentureholder will receive 314 Common Stock shares for each $1,000 principal amount of Debentures tendered in the Exchange Offer. The amount and terms of the 250 Exchange Warrants per $1,000 principal value of Debenture which will be received by Debentureholders who accept the offer has not changed.

    2. The Closing Date of the Exchange Offer is hereby extended to January ____, 1997. The Company, at its sole discretion, may extend the expiration of the Exchange Offer for additional periods aggregating not more than 30 days in total.

     The number of warrants issuable to the Co-Conversion Agents has not changed; however, such warrants will be exercisable at $3.1847 per share. Except as modified hereby, all other terms and conditions of the Exchange Offer remain the same as set forth in the Prospectus. (See "Exchange Offer" in the Prospectus.) Further, the federal income tax consequences of an exchange of Debentures for shares of Common Stock and Exchange Warrants remain the same as described in the Prospectus. (See "Certain Federal Income Tax Considerations" in the Prospectus.)

     To the extent any Debentureholder has previously tendered any shares in the Exchange Offer, the tendering Debentureholder will be given the right to rescind his or her tender. If such tender is not rescinded by January ___, 1997, it will be deemed accepted on the above revised terms. To the best of the Company's knowledge, no Debentures have been tendered in the Exchange Offer at the date hereof.

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                      BEGINNING ON PAGE 6 OF THE PROSPECTUS

        THE DATE OF THIS SUPPLEMENT TO THE PROSPECTUS IS JANUARY __, 1997

                                       I

DILUTION AND CAPITALIZATION

     As a result of the change in the terms of the Exchange Offer, the non-cash debt conversion expense which the Company expects to incur in connection with the Exchange Offer is estimated to be $896,000, assuming conversion of all of the Debentures and using a market price for Fortune Common Stock of $3.00 per share. The "As Adjusted" columns in the following table reflects the effect of recording this estimated non-cash debt conversion expense. See "Capitalization" in the Prospectus. At September 30, 1996, the pro forma effect of the revised Exchange Offer terms on the capitalization of the Company would be as follows:

                                                                  SEPTEMBER 30, 1996
                                                    --------------------------------------------
                                                        ACTUAL            AS ADJUSTED(1) (2)
                                                    ------------    ----------------------------
                                                                   80% CONVERSION  100% CONVERSION
                                                                    ------------    ------------
Current liabilities (including current portion of
  long term debt) ...............................   $  1,842,000    $  1,842,000    $  1,842,000
                                                    ============    ============    ============
Long-term debt (excluding current portion) ......   $  1,680,000    $    336,000    $       --
                                                    ------------    ------------    ------------
Stockholders' equity
  Preferred stock, $1.00 par value, 2,000,000
    shares authorized, none outstanding
  Common stock, $.01 par value, 40,000,000
    shares authorized, 11,431,664 shares
    outstanding at September 30, 1996,
    12,276,984 shares outstanding after
    80% Debenture Conversion and
    12,385,314 shares outstanding after 100%
    Debenture Conversion ........................   $    114,000    $    123,000    $    124,000
Additional paid-in capital ......................   $ 28,101,000    $ 31,250,000    $ 31,752,000
Accumulated deficit .............................   $(16,008,000)   $(16,725,000)   $(16,904,000)
                                                    ------------    ------------    ------------
Net stockholders' equity ........................   $ 12,207,000    $ 14,648,000    $ 14,972,000
                                                    ------------    ------------    ------------
Total capitalization ............................   $ 13,887,000    $ 14,984,000    $ 14,972,000
                                                    ============    ============    ============

----------------

(1) Assumes conversion of Debentures but not the exercise of any Exchange Warrants or Co-Conversion Agent warrants.

(2) The pro forma amounts have been adjusted to give effect to a private placement equity transaction completed by the Company in December 1996 wherein the Company sold 412,000 Common Shares and received net proceeds of $1,149,480.

     As a result of the change in terms of the Exchange Offer, and assuming conversion of all of the Debentures and after giving effect to the private placement of equity referred to in the capitalization table above, the net tangible book value of the Company at September 30, 1996 would have been $1.21 per share of Common Stock. This represents an increase in net tangible book value to existing stockholders and a substantial dilution to new investors acquiring Common Stock through the conversion of their Debentures.

                                       II

RECENT STOCK PRICE

     Since the date of the Prospectus, the high and low closing prices of the Common Stock and the Public Warrants on the AMEX have been as follows:

                                           COMMON STOCK            WARRANTS
                                           ------------            --------
                                          HIGH      LOW       HIGH         LOW
                                          ----      ---       ----         ---
  1997
      First Quarter (through
      January 14, 1997)                  $3-1/4    $2-1/2     $1-3/4     $1-1/2

  1996
      Fourth Quarter (November 25, 1996
      through December 31, 1996)         $3-1/4    $2-7/16    $1-3/4     $1-3/8


   On January 14, 1996, the closing price of the Common Stock on the AMEX was $3.25 per share. The Exchange Warrants to be received by the Debentureholders who convert will NOT be listed or traded on the AMEX, and no assurance can be given that any market will develop for the Exchange Warrants. (See "Price Range of Common Stock" in the Prospectus.)

RECENT SIGNIFICANT DEVELOPMENTS

    On December 20, 1996, the discovery drilled on the Company's East Bayou Sorrel prospect, in Iberville Parish, Louisiana, began producing and reached a production rate of 1,148 BOPD and 1,115 MCFD on an 11/64ths inch choke with flowing tubing pressure of 6,920 psi, before being shut in on January 10, 1997, to convert the production from temporary to permanent facilities. The conversion to the permanent production facilities is expected to be completed the week of January 20th, 1997, whereupon the well will be put back on production. (See "Business and Properties" in the Prospectus.)

                                      III

                          FORTUNE PETROLEUM CORPORATION
                         493,350 SHARES OF COMMON STOCK
                         500,250 STOCK PURCHASE WARRANTS

                                 EXCHANGE OFFER

    Fortune Petroleum Corporation ("Fortune" or the "Company") hereby offers to holders of its 10-1/2% Convertible Subordinated Debentures due December 31, 1997 (the "Debentures") the right to convert such Debentures into 286 shares of Common Stock, $.01 par value per share (the "Common Stock") and 250 Common Stock Purchase Warrants (the "Exchange Warrants") for each $1,000 principal amount of Debentures held on November 22, 1996 (the "Record Date"). The Common Stock received by the Debentureholders who convert, including any Common Stock received through exercise of the Exchange Warrants, will not be tradable during the first 90 days following the Closing Date (as defined below). The conversion ratio for the Common Stock portion of the Exchange Offer has been determined on the basis of a per share price of $3.4965 per share (the "Exchange Price"). On November 22, 1996, the last reported sale price of the Common Stock on the American Stock Exchange (the "AMEX") was $3-3/16 per share. Unless at least 80% in principal amount of the Debentures is converted in this offering, no Debentures will be converted. (See "Exchange Offer")

    The Exchange Warrants will be exercisable for a period of three years from the Effective Date (as defined below) at the following exercise prices: one-half of the Exchange Warrants issued to a Debentureholder will be exercisable at a price of $4.00 per share, and one-half will be exercisable at $5.00 per share. The Exchange Warrants will be callable by the Company at any time after the closing price of the Common Stock on the AMEX equals or exceeds $6.00 for ten
(10) consecutive trading days. (See "Description of Securities - Debentures" and "- Exchange Warrants")

    The Common Stock is listed and traded on the AMEX under the symbol FPX. The Debentures are traded in the over-the-counter market. Shares of Common Stock issuable upon conversion of outstanding Debentures and upon exercise of the Exchange Warrants have been approved for listing upon notice of issuance on the AMEX. The Exchange Warrants will NOT be listed or traded on the AMEX, and no assurance can be given that any market will develop for the Exchange Warrants. (See "Price Range of Common Stock")

    Toluca Pacific Securities Corporation and Mr Brent W. Berry, Branch Manager, Brookstreet Securities Corporation, will act as the Co-Conversion Agents in connection with this offering and will be compensated by the Company for services rendered in this Exchange Offer. Debentureholders will have a period of 45 DAYS from the date of this prospectus (the "Effective Date") in which to elect to convert their Debentures into Common Stock and Exchange Warrants. THIS OFFERING WILL EXPIRE ON JANUARY 16, 1997, unless extended by the Company for up to an additional 45 days (the "Closing Date"). (See "Exchange Offer")

    No assurance can be given that any of the Debentures will be converted in this offering, and the Company will not receive any proceeds from the conversion of Debentures into shares of Common Stock, although it will be relieved of $1,725,000 of outstanding long term debt if all Debentures are exchanged. (See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations") Further, no assurance can be given that any of the Exchange Warrants will be exercised. If all Exchange Warrants were to be exercised, the Company would receive gross proceeds of $1,940,625. Whether or not any Debentureholders convert their Debentures into shares of Common Stock and Exchange Warrants or the Company receives any proceeds from the exercise of Exchange Warrants, it will pay all costs of this offering, estimated to be $62,000.

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                               BEGINNING ON PAGE 6

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS DECEMBER 2, 1996

                              AVAILABLE INFORMATION

    THE COMPANY IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") AND, IN ACCORDANCE THEREWITH, FILES REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). REPORTS, PROXY AND INFORMATION STATEMENTS FILED BY THE COMPANY WITH THE COMMISSION PURSUANT TO THE INFORMATIONAL REQUIREMENTS OF THE EXCHANGE ACT MAY BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION, AT ROOM 1024, JUDICIARY PLAZA BUILDING, 450 FIFTH STREET, N.W. WASHINGTON, D.C. 20549, AND THE REGIONAL OFFICES OF THE COMMISSION:
SEVEN WORLD TRADE CENTER, SUITE 1300, NEW YORK, NEW YORK 10048, AND KLUCZYNSKI FEDERAL BUILDING, 230 SOUTH DEARBORN STREET, ROOM 3190, CHICAGO, ILLINOIS 60604. COPIES OF SUCH MATERIAL MAY BE OBTAINED AT PRESCRIBED RATES FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT ROOM 1025, JUDICIARY PLAZA BUILDING, 450 FIFTH ST., N.W. WASHINGTON, D.C. 20549. IN ADDITION, REPORTS AND OTHER INFORMATION CONCERNING THE COMPANY CAN BE INSPECTED AT THE OFFICES OF THE AMERICAN STOCK EXCHANGE, INC., 86 TRINITY PLACE, NEW YORK, NEW YORK 10006-1881, ON WHICH THE COMMON STOCK IS LISTED.

    THE COMPANY HAS FILED WITH THE COMMISSION A REGISTRATION STATEMENT ON FORM S-2 (THE "REGISTRATION STATEMENT") UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), WITH RESPECT TO THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS, FILED AS PART OF THE REGISTRATION STATEMENT, DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND THE EXHIBITS AND SCHEDULES THERETO, CERTAIN PORTIONS OF WHICH HAVE BEEN OMITTED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE COMMISSION. FOR FURTHER INFORMATION WITH RESPECT TO THE COMPANY AND THE COMMON STOCK OFFERED HEREBY, REFERENCE IS MADE TO THE REGISTRATION STATEMENT AND TO THE EXHIBITS AND SCHEDULES THERETO, WHICH MAY BE INSPECTED AT THE COMMISSION'S OFFICES WITHOUT CHARGE OR COPIES OF WHICH MAY BE OBTAINED FROM THE COMMISSION UPON PAYMENT OF THE PRESCRIBED FEES. STATEMENTS MADE IN THE PROSPECTUS AS TO THE CONTENTS OF ANY CONTRACT, AGREEMENT OR DOCUMENT REFERRED TO ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE, REFERENCE IS MADE TO THE COPY OF SUCH CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

                               -------------------

================================================================================
================================================================================
                               PROSPECTUS SUMMARY
================================================================================
================================================================================

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THE PROSPECTUS. CAPITALIZED TERMS ARE USED AS DEFINED IN THE GLOSSARY INCLUDED ELSEWHERE IN THIS PROSPECTUS. RESERVE ESTIMATES HAVE BEEN PREPARED IN ACCORDANCE WITH THE SEC METHOD. THE COMMON STOCK AND EXCHANGE WARRANTS OFFERED HEREBY IN EXCHANGE FOR THE DEBENTURES INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" IN EVALUATING ACQUISITION OF THE SECURITIES OFFERED HEREBY.

                                   THE COMPANY

     Fortune Petroleum Corporation ("Fortune" or the "Company") is an independent public oil and natural gas company whose primary focus is exploration for and development of domestic oil and natural gas properties. The Company's principal properties are located onshore and offshore Louisiana and onshore Texas.

     During 1995, the Company implemented a program of exploration for significant oil and gas reserves using state-of-the-art three dimensional ("3D") seismic and computer-aided exploration ("CAEX") technology. The Company believes that the use of 3D seismic and CAEX technology provides more accurate and comprehensive geological data for evaluation of drilling prospects than traditional two dimensional ("2D") evaluation methods. In furtherance of this exploration program, Fortune formed a strategic partnership with Zydeco Energy, Inc. in February 1995 (the "Zydeco 3D Venture"), and has since acquired an interest in over 20 exploration projects (the "Zydeco Projects") in the shallow Gulf Coast waters of Louisiana. The Company has also acquired interests in additional exploratory prospects with other industry partners in the Gulf Coast and is continually evaluating other 3D and 2D exploration projects. At the same time, the Company seeks to take advantage of attractive acquisition targets which will enable it to acquire reserves at an attractive price. (See "Business and Properties - Exploration, Exploitation and Development Activity" and "Acquisition and Divestiture Activity - South Timbalier Block 76 Acquisition").

    ZYDECO 3D VENTURE - Under its exploration agreement with Zydeco, the Company holds a 50% interest in each of the Zydeco Projects, for which it contributed $4,800,000, representing its share of the leasehold acquisition and seismic costs budget for the Zydeco Projects. The Zydeco 3D Venture utilizes state-of-the-art 3D seismic and CAEX technology in its exploration efforts. Zydeco has blended these technologies with production data and characteristics of wells in a particular geographic area and advanced interpretation techniques (as well as traditional 2D seismic data) to identify the Zydeco Projects. The Company believes that these techniques in combining existing 3D seismic and CAEX technology will provide Fortune with a competitive advantage by increasing the likelihood of finding commercial quantities of oil and gas at lower average reserve finding costs.

     The Company does not currently expect to retain a working interest of more than 25% in each well drilled on the Zydeco Projects, except in certain circumstances, and intends to "farmout", on a promoted basis, its remaining interest to other oil and gas companies. Management believes that the Zydeco 3D Venture has the potential to add materially to the Company's reserves and, ultimately, its revenues. No assurance can be given, however, that the drilling of exploratory or development wells on any of these properties will occur or will result in the discovery of commercial quantities of oil or natural gas or that the Company will be able to successfully explore for oil and gas reserves or ever produce such reserves. (See "Risk Factors").

     BUSINESS STRATEGY - The Company has sought to add reserves in the most cost efficient and effective manner. Prior to mid-1994, the Company focused its efforts on the acquisition of producing properties in an effort to take advantage of competitive prices for proved reserves with development potential in relation to the cost of reserves discovered through exploration activities. (See "Business and Properties - Acquisition and Divestiture Activity"). In mid-1994, the Company made a strategic decision to shift its emphasis from the acquisition of producing properties to exploration for oil and natural gas reserves, although the Company continues to examine attractive acquisition opportunities presented to it. This decision was prompted by increasing price competition for attractive producing properties (caused by larger and better capitalized companies moving into the acquisition market) and a general tightening in available financing for acquisitions. (See "Risk Factors")

     The Company's decision to shift its emphasis to exploration was further influenced by several factors which Fortune believes create new opportunities for exploration. These factors include increased availability of 3D seismic and CAEX technology at competitive prices and the reallocation of exploration budgets by major oil companies from domestic activity to international exploration. To help facilitate its exploration strategy and focus its efforts, the Company sold all of its California producing properties and prospects in early 1996. (See "Business and Properties - Acquisition and Divestiture Activity
- Divestiture of California Properties"). The Company also relocated its headquarters to Houston, Texas in February 1996.

                                 EXCHANGE OFFER

THE OFFER           286 shares of Common Stock and 250 Exchange Warrants for
                    each $1,000 principal amount of 10-1/2% Convertible
                    Subordinated Debentures due December 31, 1997, previously issued by the Company, held of record on November 22, 1996.
                    Cash will be issued in lieu of fractional shares. The Common
                    Stock received by the Debentureholders who convert, including any Common Stock received in connection with exercising the Exchange Warrants, will not be tradable during the first 90 days following the Closing Date.
                    Debentureholders who convert will NOT be entitled to interest on their Debentures subsequent to December 31, 1996. (See "Exchange Offer" and "Description of Securities")
                    Unless at least 80% in principal amount of the Debentures is converted in this offering, no Debentures will be converted.
                    (See "Exchange Offer")

DETERMINATION OF    The conversion ratio was determined on the basis of a per
EXCHANGE PRICE      share price of $3.4965 per share (the "Exchange Price"). On
                    November 22, 1996, the last reported sale price of the Common Stock on the AMEX was $3-3/16 per share.

EXCHANGE WARRANTS   The Exchange Warrants will be exercisable for a period of
                    three years from the Effective Date at the following exercise prices: one-half of the Exchange Warrants issued to a Debentureholder will be exercisable at $4.00 per share and one-half at $5.00 per share. The Exchange Warrants will be callable by the Company at any time after the closing price of the Common Stock on the AMEX equals or exceed $6.00 for ten (10) consecutive trading days. (See "Description of Securities - Debentures" and "Exchange Warrants")

MARKET FOR COMMON   The Common Stock is listed and traded on the AMEX under the
STOCK AND WARRANTS  symbol FPX. The Debentures are traded in the over-the-counter market. Shares of Common Stock issuable upon conversion of outstanding Debentures and upon exercise of the Exchange Warrants have been approved for listing upon notice of issuance on the AMEX. The Exchange Warrants will NOT be listed or traded on the AMEX, and no assurance can be given that any market will develop for the Exchange
                    Warrants.

CO-CONVERSION AGENT Toluca Pacific Securities Corporation and Mr Brent W. Berry,
                    Branch Manager, Brookstreet Securities Corporation, will act as the Co-Conversion Agents in connection with this offering and will be compensated by the Company for services rendered in this Exchange Offer. Debentureholders will have a period of 45 DAYS from the Effective Date in which to elect to convert their Debentures into Common Stock and Exchange Warrants. (See "Exchange Offer")

TERMINATION OFFER   THIS OFFER WILL EXPIRE ON JANUARY 16, 1997, unless extended by the Company for up to an additional forty-five (45) days.
                    (See "Exchange Offer")

FEDERAL INCOME TAX  For information regarding the federal income tax
CONSEQUENCE         consequences of acceptance of the Exchange Offer, see
                    "Certain Federal Income Tax Consequences".

USE OF PROCEEDS     No assurance can be given that any of the Debentures will be converted in this offering, and the Company will not receive any proceeds from the conversion of Debentures into shares of Common Stock, although it will be relieved of outstanding long term debt of $1,380,000 if the minimum of 80% of the Debentures is converted and $1,725,000 if all of the Debentures are converted. (See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations") Further, no assurance can be given that any of the Exchange Warrants will be exercised.
                    If all Exchange Warrants were to be exercised, the Company would receive gross proceeds of $1,940,625. Whether or not any Debentureholders convert their Debentures into shares of Common Stock or the Company receives any proceeds from the exercise of Exchange Warrants, it will pay all costs of this offering, estimated to be $62,000.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following Summary Condensed Financial Data for the years ended December 31, 1993, 1994, and 1995, and the unaudited financial information for the nine months ended September 30, 1995 and 1996, are derived from and qualified by reference to the Company's financial statements, appearing elsewhere herein. The statement of operations data for the nine months ended September 30, 1996, is not necessarily indicative of results for a full year. The financial information for each nine month period ended September 30, 1995 and 1996 are unaudited and, in the opinion of management, include all adjustments that are of a normal recurring nature and necessary for a fair presentation. The Summary Condensed Financial Data should be read in conjunction with the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                        SUMMARY CONDENSED FINANCIAL DATA
            (dollars and shares in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:                                NINE MONTHS ENDED
                             YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                           -----------------------------    -------------------
                             1993       1994       1995       1995       1996
                           --------   -------    --------   --------   ---------
                                                                (unaudited)
Total Revenues .........   $ 2,834    $ 3,397    $ 3,193    $ 2,183    $  3,233
Net Loss ...............   $(3,654)   $(2,943)   $(6,214)   $(1,614)   $ (2,180)
Net Loss per share .....   $ (2.06)   $ (1.12)   $ (0.95)   $ (0.30)   $  (0.19)
Net weighted average
   shares outstanding ..     1,773      2,639      6,556      5,433      11,285

BALANCE SHEET DATA:                       DECEMBER 31,             SEPTEMBER 30,
                                -------------------------------    -------------
                                 1993        1994        1995          1996
                                -------     -------     -------       -------
Total Assets ...................$10,454     $11,601     $18,997       $15,729
Total Debt .....................$ 3,003     $ 7,123     $ 4,897       $ 3,155
Net Stockholders' Equity .......$ 6,613     $ 3,665     $13,511       $12,207
Net Stockholders' Equity
 Per Share .....................$  2.50     $  1.39     $  1.21       $  1.07

                             SUMMARY OPERATING DATA

OPERATING DATA:                                                NINE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                               -----------------------------   -----------------
                                 1993       1994      1995      1995      1996
                               -------   ---------   -------   -------   -------
Net Production:
  Crude oil, condensate and
    gas liquids (Bbl) ......    78,737      87,615    91,981    63,300    43,400
  Natural gas (Mcf) ........   723,878   1,016,771   909,000   711,800   796,000
  Oil equivalent (BOE) .....   199,383     257,077   243,481   181,900   176,100
Average sales price:
  Crude oil, condensate and
     gas liquids ($ per Bbl)   $ 14.33   $   14.14   $ 14.66   $ 14.69   $ 19.61
  Natural gas ($ per Mcf) ..   $  2.28   $    2.09   $  1.77   $  1.54   $  2.49


RESERVES:                                                   DECEMBER 31,
                                                   -----------------------------
                                                     1993        1994      1995
                                                   ---------   -------    ------
Estimated Net Proved Reserves (1):
  Crude oil and condensate (MMBbl) ................      813     1,647       347
  Natural gas (Bcf) ...............................      5.6       5.9       5.9
Estimated future net revenues before
  income taxes (in thousands) .....................  $12,835   $15,932   $12,600
Present value of estimated future net revenues
  before income taxes (discounted at 10% per annum)  $ 8,554   $ 8,148   $ 8,942



(1) Estimates of oil and gas reserves in future years are based in part on the sales price at December 31st, the Company's year-end; and to the extent that the cost of producing the oil and gas, plus applicable taxes, from any particular property exceeds the sales price, the quantity of proved reserves is reduced. (See "Business and Properties - Oil and Gas Operations-- Oil and Gas Reserves")

                                  RISK FACTORS


    AN INVESTMENT IN THE COMMON STOCK AND THE EXCHANGE WARRANTS OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK DEBENTURES SHOULD NOT BE CONVERTED BY DEBENTUREHOLDERS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FOLLOWING RISK FACTORS:


RISKS ASSOCIATED WITH THE COMPANY

    CHANGE TO EXPLORATORY DRILLING STRATEGY. Fortune has recently changed its business strategy from the acquisition of producing oil and gas properties with anticipated development potential to a strategy which primarily stresses exploratory drilling for oil and natural gas. Such a change means that the Company will no longer be assured of acquiring producing oil and gas wells when it expends funds for the acquisition of an interest in property. It also means that when the Company expends funds to drill a well, the risk that the Company will drill a dry hole and thus be unsuccessful in finding any oil and gas is substantially increased. In such event, the Company would receive no return on its investment. Were such a strategy to be pursued long enough, without success, it could require the Company ultimately to suspend operations. Further, since the Company does not have its own internal exploration staff, it is dependent on outside consultants to find and evaluate exploration projects for it. As a result, the Company must acquire its interests in projects from third parties, often by paying a larger share of the costs of exploration than its revenue share in the project.

    WORKING CAPITAL; NEED FOR ADDITIONAL FINANCING. At September 30, 1996, the Company had a working capital surplus of $176,000, which includes the entire $1,475,000 owed by the Company under its bank credit facility with Bank One, Texas (the "Credit Facility"). To date, the Company has satisfied substantially all of its working capital needs through oil and gas revenues, the public and private sale of common stock and debentures, the Company's Credit Facility and other borrowings. While the Company currently has sufficient capital or cash flow to meet all of its projected capital needs over the short-term, if Zydeco or other operators were to propose an accelerated drilling schedules, Fortune may not have sufficient capital or cash flow to participate at its existing working interest level. Further, Fortune may not have sufficient capital to pursue other attractive projects not currently contemplated which might be presented to it. All of the Company's producing oil and gas properties are pledged to secure the Credit Facility. At November 21, 1996, the total amount owed in the Credit Facility was $1,325,000, and, due to past breaches in the cash flow covenant, the Company is unable to borrow additional amounts under such Credit Facility as of the date hereof. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations")

    NET LOSSES INCURRED BY COMPANY. During its last three fiscal years, the Company has incurred net losses. The losses equaled $3,654,000, $2,943,000 and $6,214,000 for the years ended December 31, 1993, 1994 and 1995, respectively (See "Management's Discussion and Analysis of Financial Condition and Results of Operations"). The Company incurred a net loss of $2,180,000 for the nine months ended September 30, 1996 and may continue to incur losses in the future. In addition, the Company expects to incur a non-cash expense in connection with the Debentureholders acceptance of this Exchange Offer. (See "Capitalization") No assurance can be given that the Company will be able to meet its working capital needs out of its cash flow from operations. There can be no assurance that Fortune can attain a sufficient level of revenues to fund such requirements or that unbudgeted costs will not be incurred. Future events, including the problems, delays, expenses and difficulties frequently encountered by similarly situated companies, as well as changes in economic, regulatory and competitive conditions, may lead to cost increases that could make the Company's cash flow from operations insufficient to fund capital requirements in the future. The Company may require additional outside financing for the foreseeable future to fund capital expenditures deemed desirable by management. No assurance can be given that any such financing will be available on terms acceptable to the Company, if at all. Additional financings may result in dilution for then current stockholders. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations")

    LIMITED SHORT-TERM IMPACT OF ZYDECO 3D VENTURE. The first well drilled on one of the Zydeco Projects (the Aurora prospect) was plugged and abandoned in January 1996 after the Company determined that the costs of completion made the well uneconomic. Although not part of the Zydeco 3D Venture, the Company participated with Zydeco in another well which encountered mechanical difficulties before reaching its first objective and was temporarily plugged in

August 1996. (See "Business and Properties - Exploration, Exploitation and Development Activity - Zydeco 3D Venture.") It is anticipated that other wells may be drilled on one or more of the Zydeco projects in the future, though no assurance can be given that any wells will be drilled. Even if such wells are drilled and are successful, it is extremely unlikely that Fortune would receive any revenues from wells drilled on any of these projects until 1997, at the earliest. Therefore, investors should be aware that the Zydeco 3D Venture will not have any impact on the Company's revenues during 1996. No assurance can be given that Fortune will ever receive any revenues from any of the Zydeco projects.

    NEED TO REPLACE RESERVES. Producing oil and gas reservoirs are, in general, characterized by declining production rates. This decline rate depends on reservoir characteristics, and varies from the steep decline rate characteristic of the prolific reservoirs in the Gulf of Mexico to the relatively slow decline rate characteristic of the long-lived (but less prolific) fields on the California properties which the Company previously owned. The Company's future oil and natural gas reserves and production, and thus cash flow and income, are highly dependent on the Company's ability to find or acquire additional reserves. Without adding new reserves in the future, the Company's oil and gas reserves and production will decline over the long term. There can be no assurance that the Company will be able to find and develop or acquire additional reserves. (See "Business and Properties - Oil and Gas Operations - Oil and Gas Reserves")

    INTENTION TO FARMOUT PROPERTIES. As described under "Business and Properties
- Zydeco 3D Venture," the Company generally does not intend to retain a full 50% working interest in any of the Zydeco Projects until it has adequate capital to place at risk. There can be no assurance that the Company will be able to farmout any portion of its interest in any of the Zydeco Projects. If the Company is unable to farmout a portion of its interest, it must either retain its 50% working interest, elect to not participate in the well or exercise its "put" rights to Zydeco, if Zydeco is participating in the well. Further, Fortune may not be the operator of any of such projects and will thus be dependent on other oil and gas companies to conduct operations in a prudent and competent manner. In such a situation, Fortune will have little or no control over the way in which operations are conducted. If the entity selected to act as operator proves incompetent, Fortune could be forced to incur additional costs to conduct remedial procedures and could lose its investment in a property altogether.

    PROPERTIES PLEDGED TO SECURE DEBT. All of the Company's producing properties, are pledged to secure the Credit Facility. A failure to pay the principal or interest or breaches of financial covenants under the Credit Facility could cause the Company to lose all or part of its interest in its principal producing properties currently pledged to secure the Credit Facility. The entire principal balance of the Credit Facility is due July 1, 1997, and the Company does not currently have the financial resources necessary to repay the Credit Facility in full without curtailing its operations. The Company has obtained extensions of the Credit Facility due date in the past. While management intends to continue to seek extensions of the payment date for the principal balance of the Credit Facility, no assurance can be given that Fortune will be able to obtain any further extensions in the future. It is, therefore, possible that Fortune's operating activities could be significantly curtailed or, in the event that Fortune's financial position weakens significantly, that substantially all of Fortune's productive properties could be seized by the Bank through a foreclosure. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations")

    FINANCIAL IMPAIRMENTS. The Company uses the successful efforts method of accounting. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 was effective for fiscal years beginning after December 15, 1995. The Company adopted SFAS 121 in the fourth quarter of 1995 and, as a result, recorded a $2,530,000 impairment charge against 1995 operations. Because of the uncertainty inherent in oil and gas prices, costs and reserves, the Company may continue to experience impairment losses in the future.

    DEPENDENCE ON KEY OFFICER. The Company depends to a large extent on the abilities and continued participation of its key employee, Tyrone J. Fairbanks, President and Chief Executive Officer. The loss of Mr. Fairbanks could have a material adverse effect on the Company. In an effort to reduce the risk, the Company has entered into an employment agreement with Mr. Fairbanks which expires December 31, 1997. (See "Management") The Company has obtained $500,000 of key man life insurance on the life of Mr. Fairbanks.

RISKS ASSOCIATED WITH THE OIL AND GAS INDUSTRY

    RISKS RELATED TO CURRENT OIL AND GAS MARKETS. There is substantial uncertainty as to the prices at which oil and gas produced by the Company may be sold, and it is possible that if product prices decline to a low enough level, the cost of operating some or all of the Company's properties may not be economical. The availability of a ready market for oil and gas and the prices obtained for such oil and gas depend upon numerous factors beyond the control of the Company, including competition from other oil and gas suppliers, and national and international economic and political developments. (See "Business and Properties -- Oil and Gas Operations") The Company is not subject to any natural gas price controls.

    UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Estimating quantities of proved reserves is inherently imprecise. Such estimates are based upon certain assumptions about future production levels, future natural gas and crude oil prices and future operating costs made using currently available geologic engineering and economic data, some or all of which may prove to be incorrect over time. As a result of changes in these assumptions that may occur in the future, and based upon further production history, results of future exploration and development, future gas and oil prices and other factors, the quantity of proved reserves may be subject to upward or downward adjustment. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based on certain assumptions about future production levels, prices, and costs that may not prove to be correct over time. The rate of production from oil and gas properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, the proved reserves of the Company will decline as reserves are produced. Future oil and gas production is, therefore, highly dependent upon the Company's level of success in acquiring or finding additional reserves. (See "Business and Properties - Oil and Gas Operations - Oil and Gas Reserves")

    VOLATILITY OF OIL AND GAS PRICES. Oil and gas prices have been and may be expected to continue to be quite volatile. This volatility depends on numerous factors, including steps taken by OPEC, tensions in the Middle East and weather conditions. The average gas prices received by the Company were $2.28, $2.09 and $1.77 per Mcf in 1993, 1994 and 1995, respectively. The average oil prices received by the Company were $14.33, $14.14 and $14.66 per Bbl in 1993, 1994 and 1995, respectively. At November 21, 1996, the Company was receiving an average of approximately $2.70 per Mcf for its gas production and $21.50 per Bbl for its oil production.

    DRILLING RISKS. Drilling for oil and natural gas involves numerous risks, including the risk that no commercially productive hydrocarbon reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, equipment failures or accidents and adverse weather conditions. The Company's future drilling activities may not be successful and if unsuccessful, such failure will have an adverse effect on the Company's future results of operations and financial condition.

    OPERATING HAZARDS. The Company's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, corrosive or hazardous substances, mechanical failure of equipment, blowouts, cratering and fires, which could result in damage or injury to, or destruction of, formations, producing facilities or other property or could result in personal injuries, loss of life or pollution of the environment. Any such event could result in substantial loss to the Company which could have a material adverse effect on the Company's financial condition. In April 1996, the Company experienced a mechanical failure of downhole equipment at the Company's South Timbalier Block 76 well. As a result of this equipment failure, the well was shut in from April 29, 1996 to July 6, 1996, and the Company incurred significant costs to repair the problem. (See "Business and Properties
- Acquisition and Divestiture Activity - South Timbalier Block 76") In addition, because of the Company's strategy of acquiring interests in underdeveloped oil and gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by any prior operations on such oil and gas fields. Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.

    UNINSURED RISKS. Under the terms of operating agreements entered into with the operator of wells in which the Company has an interest, it is anticipated that the operators will carry insurance against certain risks of oil and gas operations. The Company would normally be required to pay its proportionate share of the premiums for such insurance and be named as an additional insured under the policy. However, the Company may not be fully insured against all risks, either because such insurance is not available or because of premium costs.

    WEATHER HAZARDS. Weather conditions, including severe rains and winter conditions, have adversely impacted the Company's oil and gas operations. Heavy rains during the winter of 1995 washed out a road to the Company's Hopper Canyon, California property, which required the producing wells on the property to be shut in. Severe winter conditions on the San Juan Basin, New Mexico property caused a curtailment of operations, including attempts to complete wells which have been drilled. The inability to produce existing wells and to complete wells which may yield commercial quantities of oil or gas has an adverse impact on the Company's cash flow and financial condition. Furthermore, weather conditions in the future, including hurricanes in the Gulf of Mexico, could interrupt or prevent production and drilling operations in the Gulf of Mexico and the coastal counties and parishes, and could result in damage to equipment or facilities.

     ENVIRONMENTAL HAZARDS. Oil and gas operations present risks of environmental contamination from drilling operations and leakage from oil field storage or transportation facilities. The Company has never experienced a significant environmental mishap, but spills of oil could occur which could create material liability to the Company for clean-up expenses. Environmental contamination has occurred on the San Juan Basin, New Mexico property prior to the Company's acquisition of its interest but has been cleaned up at no cost to the Company. Although there can be no assurance of any third party recovery in the event of a material liability, the Company generally seeks an indemnity from the seller against claims for environmental hazards on properties acquired through its acquisition program. In addition, the Company carries $2,000,000 of environmental insurance with a $10,000 deductible to cover potential liability for onshore environmental hazards and $1,000,000 coverage with a $25,000 deductible for offshore hazards. (See "Business and Properties - Governmental Regulation")

    COMPETITION. The oil and gas exploration, production and acquisition business is highly competitive. A large number of companies and individuals engage in acquiring properties or drilling for oil and gas, and there is a high degree of competition for desirable oil and gas prospects and properties. There is also competition between the oil and gas industries and other industries in supplying the energy and fuel requirements of industrial, commercial, residential and other consumers. Many of the Company's competitors have greater financial and other resources than does the Company, and no assurance can be given that the Company will be able to compete successfully in acquiring desirable opportunities. (See "Business and Properties - Competition")

    GOVERNMENT REGULATION. The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for or production and marketing of oil and gas. From time to time, proposals are introduced in Congress or by the Administration which could affect the Company's oil and gas operations. (See "Business and Properties - Governmental Regulation")

    SHORTAGES OF SUPPLIES AND EQUIPMENT. The Company's ability to conduct its operations in a timely and cost effective manner is subject to the availability of oil and gas operations equipment, supplies, and service crews. The industry is currently experiencing a shortage of certain types of drilling rigs and work boats in the Gulf of Mexico. This shortage could result in delays in the Company's operations as well as higher operating and capital costs. Shortages of other drilling equipment, tubular goods, drilling service crews and seismic crews could occur from time to time further hindering the Company's ability to conduct its operations as planned.

RISKS ASSOCIATED WITH INVESTMENT IN THE COMMON STOCK

    LOSS OF STATUS AS DEBT. Debentureholders who convert their Debentures into shares of Common Stock and Exchange Warrants will no longer hold debt securities of the Company. While the Debentures are unsecured, they do bear interest which is paid semiannually and are due and payable December 31, 1997. No assurance can be given that the Company will have the financial resources to repay the Debentures at maturity, but in the event of a default, the Debentureholders have the right to elect two directors to the Board of Directors of the Company. The Common Stock does not afford similar rights to the Debentureholders once they become stockholders of the Company. It is unlikely that the Company will pay dividends on the Common Stock in the foreseeable future, and there is no obligation to redeem any of the Common Stock. Therefore, unless stockholders are able to sell their shares of Common Stock on the AMEX or other market, they may not be able to monetize their investment.

    HOLDING PERIOD ON EXCHANGE STOCK. Debentureholders who exchange their Debentures for shares of Common Stock will be required to hold such shares for a period of at least 90 days following the Closing Date. During this period, the former Debentureholders will not be able to take advantage of increases in the market price of the Common Stock or protect themselves against a decline in market value. While the price of the Common Stock has not been highly volatile during the second half of 1996, it has historically fluctuated in value by a significant percentage over a quarterly period. (See "Price range of Common Stock") As a result of the required holding period, exchanging Debentureholders may not be able to realize the same value upon a disposition of their shares that existed at the time of the exchange.

    NO PROCEEDS TO FORTUNE. Fortune will not receive any proceeds from this offering, though it will be relieved of long term debt. Nevertheless, the Company will be required to pay all expenses of the offering estimated to be $62,000. If the Company receives any proceeds from the exercise of the Exchange Warrants, it will retain such proceeds irrespective of the amount raised.

    MARKET PRICE VOLATILITY. The market price of the Common Stock and the Company's warrants may be subject to significant fluctuations in response to drilling results and the financial results of operations. Developments affecting the oil and gas industry generally, including national and international economic conditions and government regulation, could also have a significant impact on the market price of the Common Stock and warrants. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies, and the price of the Common Stock and warrants could be affected by such fluctuations.

    SECURITIES MARKET FACTORS. The markets for equity securities have been volatile and the price of the Company's Common Stock has in the past been, and could in the future be, subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, general market trends and other factors. There can be no assurance that the Common Stock exchanged in this offering will trade in the future at market prices in excess of the conversion price of this offering.

    ABSENCE OF DIVIDENDS. The Company has not paid dividends since its inception, and it does not anticipate paying dividends on its Common Stock in the foreseeable future. Under the Credit Facility, the Company may not pay dividends on its capital stock without the prior written consent of the bank. In addition, the Indenture under which the Company's outstanding Debentures were issued restricts the payment of dividends. (See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Securities - Common Stock")

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Company's Common Stock. At October 31, 1996, the Company had outstanding options and warrants to purchase an aggregate of 6,111,368 shares of Common Stock which are currently exercisable. At that date, there were 11,431,663 shares of Common Stock outstanding, of which 10,824,898 shares are freely tradeable and 606,765 shares are restricted from sale under Rule 144 adopted by the Commission under the Act. In conjunction with this Exchange Offer, the Company will have up to 493,350 shares of Common Stock issuable upon conversion of the Company's Debentures and up to 500,250 shares of Common Stock issuable upon exercise of the Exchange Warrants and Co-Conversion Agent warrants.

    In connection with the Company's acquisition of its interest in the Zydeco 3D Venture, Fortune issued, to the stockholders of LEX, 1,200,000 shares of Common Stock and 1,200,000 five year stock purchase warrants exercisable at $4.75 per share. Pursuant to a court order, Fortune has placed in escrow 400,000 of such shares of Common Stock and 400,000 of such warrants until a dispute over the ownership of LEX is resolved. (See "Business and Properties - Legal Proceedings")

    "RESET" SHARES. In connection with the acquisition of the South Timbalier Block 76, the Company issued shares in a Regulation S offering. The shares were sold subject to "reset" provisions which required the Company to issue additional shares if the market price of the Common Stock declined during certain recalculation periods. The price did decline in the first quarter of 1996, and the purchasers have demanded the issuance of an additional 1,266,000 shares. The Company has declined to issue such shares pending completion of an investigation into whether the price decline was a result of market manipulation. Three of the purchasers have filed suit to require the issuance of such shares. (See "Business and Properties - Acquisition and Divestiture Activity - South Timbalier Block 76 Acquisition" and "- Legal Proceedings")

    "PUBLIC" WARRANTS. So long as the publicly-traded Common Stock Purchase Warrants of the Company (the "Public Warrants") remain outstanding, the exercise price and number of shares to be acquired upon exercise of such warrants are subject to adjustment in the event the Company issues shares of Common Stock at below the current market price. Such an adjustment occurred in connection with the Company's June, 1995 public offering and could occur if the Company is required to issue the "reset" shares related to the December 1995 acquisition of the South Timbalier Block. (See "Business and Properties - Acquisition and Divestiture Activity-South Timbalier Block 76 Acquisition" and "- Pending Litigation")

    ANTI-TAKEOVER PROVISIONS. Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of the Company. Section 203 prevents an "interested stockholder" (generally, any person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain exceptions are met. In addition, the Company has a substantial amount of authorized but unissued Common Stock and preferred stock. The Commission has indicated that the use of authorized but unissued shares of voting stock, including both common stock and preferred stock the terms of which may be established by the board of directors, could have an anti-takeover effect. (See "Description of Securities - Certain Anti-Takeover Provisions")

                                 USE OF PROCEEDS

    The Company will be relieved of outstanding long term debt of $1,380,000 if the minimum of 80% of the Debentures is converted and $1,725,000 if all of the Debentures are converted. The Company will not receive any proceeds from such conversion, however; and it will still be obligated to pay the expenses of this offering, estimated to be $62,000, whether or not this Exchange Offer is successful. In the Exchange Offer, the Company will issue up to 431,250 Exchange Warrants. If all such Warrants were exercised, the net proceeds to the Company would be $1,940,625. No assurance can be given that the Company will receive any proceeds from the exercise of Exchange Warrants. To the extent the Company receives any such proceeds, they will be used to provide working capital and pay exploration, development and acquisition costs on future projects, but the Company has not identified any specific expenses which will be paid. Pending application of any such proceeds, the Company would make temporary investments in interest-bearing savings accounts, certificates of deposit, U.S. government obligations, money market accounts or other short-term, interest-bearing securities.

                                    DILUTION

    The net tangible book value of the Company at September 30, 1996, was $12,142,000 or $1.06 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Assuming conversion of all of the Debentures, the net tangible book value of the Company at September 30, 1996, would have been $13,822,000 or $1.16 per share of Common Stock. (See "Exchange Offer") This represents an increase in net tangible book value to existing stockholders and a substantial dilution to new investors acquiring Common Stock through the conversion of their Debentures.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to reflect the conversion of the Debentures to Common Stock. No assurance can be given that any of the Debentures will be converted, although this Exchange Offer will not close unless at least 80% in principal amount of the Debentures are converted. If the Exchange Offer is completed, the Company will incur a non-cash debt conversion expense for the difference between the fair market value of all of the Common Stock, Exchange Warrants and Co-Conversion Agent warrants issued in connection with the Exchange Offer and the fair market value of the lower number of Common Stock that could have been issued upon the conversion of the Debentures under the Indenture prior to the Exchange offer. The Company has estimated the debt conversion expense to be $792,000, assuming conversion of all of the Debentures and using a market price for its Common Stock of $3-3/16 per share. The "As Adjusted" columns in the following table reflects the effect of recording this estimated non-cash debt conversion expense. The table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                   SEPTEMBER   30, 1996
                                                       --------------------------------------------
                                                         ACTUAL               AS ADJUSTED(1)
                                                                       ----------------------------
                                                                      80% CONVERSION  100% CONVERSION
                                                       ------------    ------------    ------------
Current liabilities (including current portion of
  long term debt) ..................................   $  1,842,000    $  1,842,000    $  1,842,000
                                                       ============    ============    ============

Long-term debt (excluding current portion) .........   $  1,680,000    $    336,000    $       --
                                                       ------------    ------------    ------------
Stockholders' equity
  Preferred stock, $1.00 par value, 2,000,000
    shares authorized, none outstanding
  Common stock, $.01 par value, 40,000,000
    shares authorized, 11,431,664 shares outstanding
    before Debenture Conversion, 11,826,344 shares $        114,000    $    118,000    $    119,000
    outstanding after 80% Debenture Conversion and
    11,925,014 shares oustanding after 100%
    Debenture Conversion

Additional paid-in capital .........................   $ 28,101,000    $ 30,023,000    $ 30,503,000

Accumulated deficit ................................   $(16,008,000)   $(16,642,000)   $(16,800,000)
                                                       ------------    ------------    ------------

Net stockholders' equity ...........................   $ 12,207,000    $ 13,499,000    $ 13,822,000
                                                       ------------    ------------    ------------


Total capitalization ...............................   $ 13,887,000    $ 13,835,000    $ 13,822,000
                                                       ============    ============    ============

----------------
(1) Assumes conversion of Debentures but not the exercise of any Exchange Warrants or Co-Conversion Agent warrants.

                                 DIVIDEND POLICY

    The Company has not paid dividends since its inception, and it does not anticipate paying any dividends on its Common Stock in the foreseeable future. Under the Company's line of credit, the Company may not pay dividends on its capital stock without the prior written consent of the bank. The Indenture under which the Company's outstanding Debentures were issued restricts the payment of dividends in the event the Company is in default on the Debentures; and Delaware law prevents the payment of dividends unless the Company meets certain financial tests. (See "Description of Securities - Common and Preferred Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources")

                           PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is listed and traded on the AMEX. Trading in the Company's Public Warrants on the AMEX began on April 18, 1994. The following table sets forth the high and the low quarterly closing prices of the Common Stock and Public Warrants on the AMEX for the periods indicated.


                                          COMMON STOCK             WARRANTS
                                      HIGH         LOW         HIGH         LOW
                                     ----------  ---------   ---------   -------
1996
    Fourth Quarter (through
    November 22, 1996) ..........    $3-1/2       $2-1/4     $1-3/4        $   1
    Third Quarter ...............     3-11/16      2-1/4      2-3/8        1-1/4
    Second Quarter ..............     4            2-5/8      3            1-3/8
    First Quarter ...............     5            2          3-3/16       1-3/8

1995
    Fourth Quarter ..............     4-15/16      3-3/8      3-7/16       1-7/8
    Third Quarter ...............     3-15/16      2-5/8      2-1/2        1-1/2
    Second Quarter ..............     3-5/16       1-5/6      1              1/4
    First Quarter ...............     2-1/2        1-3/4        7/8          1/2

1994
    Fourth Quarter ..............     3-9/16       1-7/8      1-11/16       7/16
    Third Quarter ...............     3-1/4        2            3/4         5/16
    Second Quarter ..............     2-3/8        1-3/8        5/8         3/16
    First Quarter ...............     2-11/16      2-1/8

      At November 22, 1996, the closing price of the Common Stock was $3-3/16 per share. At October 31, 1996, there were 11,431,663 shares of the Company's Common Stock outstanding held of record by approximately 1,500 stockholders.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONNECTION WITH THE COMPANY'S FINANCIAL STATEMENTS, RELATED NOTES AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

FACTORS THAT MAY AFFECT OPERATING RESULTS

      The statements contained in this Report on Form 10-QSB that are not purely historical are forward looking statements within the meaning on Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. Forward looking statements include statements regarding: future oil and gas production and prices, future exploration and development spending, future drilling and operating plans, reserve and production potential of the Company's properties and prospects and the Company's business strategy. All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statements. It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Some of the factors that could cause actual results to differ materially are set forth below.

      The Company has experienced, and expects to continue to experience, fluctuations in its results of operations. (See "Risk Factors - Risks Associated with the Company" and "- Risks Associated with the Oil and Gas Industry" for a discussion of the factors that affect the Company's results of operations) As a result of the foregoing or other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis, which would materially and adversely affect the Company's business, financial condition and results of operations.

RESULTS OF OPERATIONS

    Fortune's primary focus is domestic exploration for, and development of, oil and natural gas. The Company expects in the future to make use of advanced 3D and 2D seismic technology in exploring for reserves in the Gulf Coast. Prior to June 1994, Fortune had been an oil and gas acquisition and development company seeking to acquire proved reserves and development opportunities on proven properties. Fortune encountered losses during the past three years, some of which were generated by conditions such as commodity price induced impairments and key non-operated wells which had production curtailed to meet government maximum field allowable levels. The Company initiated the change from an acquisition based, to an advanced technology exploration based, plan of operation to attempt to reduce potential finding costs of oil and gas reserves to an amount which is less than the cost per BOE to acquire them. To help facilitate its exploration strategy and focus its efforts, the Company recently sold all of its California producing properties and prospects. (See "Business and Properties - Acquisition and Divestiture Activity - Divestiture of California Properties") The Company also relocated its headquarters to Houston, Texas in February 1996. There can be no assurance that such a strategy will be effective.

    REVENUES AND PRODUCTION

    Over the three years ended December 31, 1995, the Company increased its revenues by 13%, to $3,193,000 from $2,834,000.

    During the three years ended December 31, 1995, Fortune's production of crude oil increased 17% despite the Company's emphasis on acquiring gas reserves. Natural gas production grew for the same three year period 26% to 909,000 Mcf from 724,000 Mcf.

DIRECT PRODUCTION EXPENSES PER BOE

    Over the three years ended December 31, 1995, the direct production expense per equivalent barrel increased by 29% to $6.22 per BOE from $4.84 per BOE primarily as a result of significant storm damage and related repairs in 1995 at one of the California properties which the Company has since sold.

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

      During the nine months ended September 30, 1996, Fortune had a net loss of $2,180,000 compared to a net loss of $1,614,000 for the nine months ended September 30, 1995. The increase in loss in 1996 is primarily attributable to increased exploration and dryhole expenses.

      Net revenues from sales of oil and gas increased by $800,000 (39%) in the nine months ended September 30, 1996, compared to the same 1995 period. The increase resulted primarily from higher natural gas prices, production from the South Timbalier Block 76 which was acquired in December 1995 and low 1995 production resulting from shutting in the Company's Hopper Canyon oil field for 5-1/2 months due to storm damage. Revenues for 1996 increased despite a two month shut down of the Company's South Timbalier Block 76 well in the second quarter of 1996 due to a mechanical failure and the sale of all the Company's California properties in the first and second quarters of 1996. The South Timbalier Block 76 well was shut in on April 29, 1996, and came back on production on July 6, 1996, flowing at approximately 16 million cubic feet per day of gas and 1,100 barrels of condensate per day. Fortune has a 9.375% net revenue interest in the well, which comprises about 50% of the Company's oil and gas revenues. The Company incurred approximately $300,000 in workover costs to repair the problem, most of which was expensed as production and operating expense in June and July 1996.

      Natural gas prices on the Company's production averaged $2.49 per MCF for the nine months ended September 30, 1996 as compared to $1.54 per MCF for the same 1995 period. Oil prices averaged $19.61 per barrel compared to $14.69 per barrel for the nine month period ended September 30, 1995.

      In the three months and nine months ended September 30, 1996 other income consisted primarily of interest income.

      Production and operating expenses decreased by $37,000 (4%) in the nine months ended September 30, 1996 compared to the same 1995 period despite the expense of the South Timbalier workover discussed above. The decrease results primarily from the Company's sale of the California properties in early 1996.

    Exploration expense is comprised primarily of geological and geophysical costs, delay rentals and abandoned leasehold costs. During the nine months ended September 30, 1996, Fortune incurred exploration expenses of $825,000 compared to $383,000 for the nine months ended September 30, 1995. The 1996 increase is primarily attributable to the Company's $385,000 write-off of its leasehold cost basis in the Cruiser prospect in the third quarter of 1996 in connection with its decision not to pay the delay rental on the major lease in the prospect. The Company also expensed $722,000 in dry hole costs in the third quarter of 1996, primarily in connection with plugging the exploratory wells on the Lirette and DABM prospects. On June 6, 1996, the Company announced successful production test results from the Schwing #1 field discovery well at East Bayou Sorrel, Iberville Parish, Louisiana.. During the production test, the well flowed at a sustained rate of 1,026 Bbls of oil per day and 980 Mmcf of gas per day with a flowing tubing pressure of 6,670 PSI on as 8/64 inch choke from a perforated interval of 13,208 to 13,226 feet. The well is expected to commence production during December 1996. The Company has an 11.4% non-operated working interest in this well before payout.

      In the nine months ended September 30, 1996, Fortune's general and administrative expenses increased by $563,000 (66%) over the same 1995 period. The increase was due primarily to increased legal fees resulting from the Regulation S shareholder litigation, increased acquisition and disposition activity, increased shareholder reporting expense and increased personnel expense. The Company also incurred non-recurring office relocation and severance cost of $207,000 in the first nine months of 1996 in connection with the Company's move to Houston. Interest expense decreased by $195,000 (37%) for the nine months ended September 30, 1996 over the same 1995 period due to the lower debt balance. The lower depletable property balance, resulting from the year-end 1995 impairment write-off, led to a decrease in the Company's provision for depletion, depreciation and amortization of $155,000 (16%) in the nine months ended September 30, 1996 as compared to 1995. YEARS ENDED DECEMBER 31, 1995 AND 1994

    During the year ended December 31, 1995 Fortune had a net loss of $6,214,000, compared to a net loss of $2,943,000 for the year ended December 31, 1994. The loss for the period ended December 31, 1995 was primarily due to a $2,530,000 impairment charge attributable to the Company's early adoption of Financial Accounting Standards Board Statement 121 (Accounting for the Impairment of Long-Lived Assets) and $1,472,000 of exploration expenses, including geological and geophysical, dry hole and abandoned leasehold cost.

    Net revenues from sales of oil and gas decreased $380,000 (11%) in the year ended December 31, 1995, compared to the same 1994 period. The decrease resulted primarily from lower natural gas prices combined with shutting in the Company's Hopper Canyon oil field for 5-1/2 months due to a storm damaged access road. Natural gas prices averaged $1.77 for the year ended December 31, 1995, compared to $2.09 for 1994. Oil prices averaged $14.66 per barrel for the year ended December 31, 1995 as compared to $14.14 per barrel for the year ended December 31, 1994.

    Other income consisted primarily of interest income, operator's overhead fee revenues being charged on joint owned wells and a prospect fee of $50,000 paid to the Company when it farmed out its 50% interest in its Polaris Prospect offshore Louisiana.

    Direct production expenses increased during 1995 by $424,000 (39%) compared to 1994. The increase is due primarily to the additional operating expense from the acquired production in Rio Arriba, New Mexico, Refugio County, Texas and offshore Louisiana; additional wells brought on production in New Mexico and Refugio County, Texas; and additional expenses incurred in Hopper Canyon Field, for repairs due to storm damage.

    During 1995, Fortune's general and administrative expenses increased by $192,000 (19%), over 1994. The increase was due primarily to increased insurance costs, legal fees, public relations expenses, shareholder expense and expense to relocate the Company's headquarters. Interest expense increased by $410,000 (89%) for the year ended December 31, 1995, due to increased interest bearing debt from the Refugio County, Texas and Rio Arriba County, New Mexico acquisitions. The Company's provision for depletion, depreciation and amortization decreased by $261,000 (13%) in the year ended December 31, 1995, compared to the same 1994 period due to the effect of the prior year impairment write-off.

    The Company incurred $418,000 in geological and geophysical costs in 1995 vs. none in 1994. Dry hole costs increased $803,000 over 1994 due primarily to incurring $799,000 in dry hole cost on the Aurora well offshore Louisiana.


YEARS ENDED DECEMBER 31, 1994 AND 1993

    During the year ended December 31, 1994 Fortune had a net loss of $2,943,000, compared to a net loss of $3,654,000 for the year ended December 31, 1993. The loss for the period ended December 31, 1994 was primarily due to higher depletion expense, lower natural gas prices received by the Company during the period and higher lease operating costs attributed to the properties acquired earlier this year. The loss for the year ended December 31, 1994 period also includes a $1,031,000 impairment against oil and gas reserves, a one time charge of $225,000 for a severance package, to be paid over a two year period, to Daniel E. Pasquini, the Company's former president who resigned on June 23, 1994, and a $315,000 charge for the Company's interest in a Webb County, Texas, exploration project. The $315,000 Webb County loss consisted of $115,000 in dry hole costs and a $200,000 non-cash impairment which was included in abandoned leasehold expense.

    Net revenues from sales of oil and gas increased $577,000 (21%) in the year ended December 31, 1994, compared to the same 1993 period. The increase resulted primarily from production from wells acquired and recompletion activities at the La Rosa Field. Oil prices the Company received averaged $14.14 per barrel for the year ended December 31, 1994 as compared to $14.33 per barrel for the year ended December 31, 1993. Gas prices averaged $2.09 per Mcf for the period ended December 31, 1994 as compared to $2.28 for the year ended December 31, 1993. Also, in the year ended December 31, 1994 other income consisted primarily of operator overhead fee revenues being charged on joint owned wells.

    Direct production expenses increased by $144,000 (15%) in the year ended December 31, 1994, compared to 1993. The increase was primarily due to the increase in direct operating expense from the acquired production and additional wells put on production as a result of recompletions and facility installations in Refugio County, Texas and Rio Arriba County, New Mexico, net of expense reductions in California operations due to improved operating methods and lower electrical costs.

    During 1994, Fortune's general and administrative expenses increased by $229,000 (29%), over 1993 general and administrative expenses. The increase was due primarily to increased insurance costs, legal fees, public relations expenses, stockholder expense and expense attributed to a failed merger attempt during the year. Interest expense increased by $149,000 (48%) for the year ended December 31, 1994, due to increased interest bearing debt from the Refugio County, Texas and Rio Arriba County, New Mexico acquisitions. The Company's provision for depletion, depreciation and amortization increased by $351,000 (20%) in the year ended December 31, 1994, compared to the same 1993 period because of depletion related to the additional acquired oil and gas properties and lower gas prices at year end. During 1994, the Company also had an impairment against its oil and gas assets as a charge against earnings and abandoned leasehold costs totaling $1,280,000 on the Company's oil and gas properties.

LIQUIDITY AND CAPITAL RESOURCES

      Fortune's operating cash flow increased for the nine months ended September 30, 1996 to $418,000 as compared to an operating cash flow deficit of $(458,000) for the same 1995 period. This increase in cash flow was a result of higher natural gas prices and higher gas production in 1996 as discussed above. Shutting in the South Timbalier Block 76 well and the resulting workover had a significant adverse effect on cash flow in the second quarter of 1996.

    On June 30, 1995, the Company closed an underwriting of 4,100,000 shares of Common Stock at a price of $2.00 per share. On July 5, 1995, the underwriters exercised their overallotment option for an additional 500,000 shares. The Company netted approximately $8.1 million after deduction of underwriting discounts and costs of the offering. On December 11, 1995, the Company closed a private placement of 1,321,117 shares to acquire a producing property and raise additional capital. From this sale, the Company netted approximately $3.3 million after payment of expenses of the offering. (See "Description of Business
- Acquisition and Divestiture Activity - South Timbalier Block 76")

    Fortune's operating cash flow decreased during 1995 to a $(1,112,000) deficit or (326%) as compared to 1994. This decrease in cash flow was primarily the result of the effect of lower natural gas prices, the shutting-in of the Company's Hopper Canyon Field, higher operating costs and the occurrence of geological and geophysical expenses in 1995.

    Fortune's internal liquidity and capital resources in the near term will consist primarily of working capital derived from its oil and gas operations. These items comprise all of Fortune's liquid assets. Fortune's working capital increased during 1995 due to the cash infusions from the 1995 stock offerings and the anticipated 1996 sales of the California properties. The proceeds from the sale of the California properties were used to pay down the Bank One Credit Facility after year end. The Company's working capital decreased during the nine month period ended September 30, 1996, as the Company used working capital to fund its exploratory drilling.

    On January 14, 1994, the Company entered into a $10 million secured master revolving credit facility with Bank One, Texas, N.A. The facility expires, if not further renewed or extended, on July 1, 1997. The amount the Company may borrow under the Credit Facility is determined by the borrowing base as calculated by the Bank semi-annually on the basis of the Company's oil and gas reserves. The principal balance of the Credit Facility at September 30, 1996 was $1,475,000. The Credit Facility is secured by a mortgage on all of the Company's existing producing oil and gas properties and currently requires monthly principal payments of $75,000. Under the terms of the facility, the Company is subject to certain covenants, including restrictions or requirements with respect to working capital, tangible net worth, net cash flow, additional debt, asset sales and certain mergers. During February 1996, the Company made a principal reduction of $1,100,000, primarily from the proceeds of the sale of its California properties. At December 31, 1995, the Company was not in compliance with its cash flow coverage ratio covenant in the credit agreement. Under the terms of the credit agreement, the bank has the right to demand repayment of the entire loan balance in the event of covenant defaults. The Company obtained a waiver of this covenant from the bank as of December 31, 1995. The Company has determined that it was in compliance with the cash flow coverage ratio for the quarter ended September 30, 1996; however, because of the past breaches in the cash flow covenant, the Company is not able to borrow any additional amounts under the Credit Facility at this time. The Credit Facility is due July 1, 1997, at which date the loan balance would be $800,000 after payment of the required monthly principal reductions. Prior to that date, the Company expects its borrowing base, which should increase as a result of commencing production at East Bayou Sorrel, will be sufficient to allow the Company to extend the term of its Credit Facility. The Company has not received a commitment to extend the term of the Credit Facility and there can be no assurance that the term will be extended. However, the Company believes that it will have the financial resources, as discussed herein, to restructure or repay the Credit Facility if necessary. (See "Risk Factors - Working Capital; Need for Additional Financing" and " - Properties Pledged to Secure Debt")

    On April 24, 1995, in connection with the Bank One agreement to waive certain covenant breaches, Bank One required the Company to enter into a lock box arrangement pursuant to which its revenues are paid to an account with Bank One. Bank One instituted the lock box arrangement to monitor the Company's revenues until such time the Company could demonstrate it could consistently meet the terms of the principal covenants. There is no limitation placed on any funds subject to the lock box arrangement.

    Capital expenditures, including expenditures for property acquisition and drilling and completion costs, for the years ended December 31, 1995, 1994 and 1993 were $4,415,000, $4,065,000 and $6,750,000, respectively. The increase in capital expenditures for 1995 was principally attributable to capital expended to acquire, explore and develop the Company's acquired interests offshore Louisiana, New Mexico and Refugio County, Texas. The higher 1993 capital expenditures are attributable to the Company's acquisition of properties from Michael Petroleum, et al. in October 1993. Expenditures for oil and gas properties, including property acquisitions, dryhole costs and exploration expenditures for the nine months ended September 30, 1996 were $2,253,000 as compared to $2,292,000 for the same 1995 period.

    Fortune's capital expenditures for the remainder of 1996 are currently estimated to be approximately $500,000 for its exploration and development activities. The Company intends to provide for these expenditures with its available cash and either the exercise of outstanding warrants, as described herein, the recovery of prospect costs advanced by the Company, or a private placement of debt or equity. Should such funds not be available to the Company as required for timely drilling, the Company can reduce its working interest participation in the wells, farm-out additional interest or put its interest back to Zydeco for an overriding royalty and after payout working interest. Should the Company's working interest in exploration projects be reduced, the Company would not derive as great a benefit as it may have otherwise enjoyed in the event of an exploration success.

    Conditions outside of Fortune's control influence the price Fortune receives for its oil and gas production. As of November 21, 1996, the Company was receiving approximately $21.50 per barrel as an average price for its oil production and $2.70 per MCF as an average price for its gas production. At December 31, 1995, the Company was receiving an average of $2.32 per Mcf for its gas production and $16.10 per Bbl. for its oil production. At December 31, 1994, the Company was receiving approximately $14.62 per barrel as an average price for its produced oil and $1.39 per Mcf as an average price for its produced gas.

    The Company's December 31, 1995 oil and gas reserve report prepared by Huddleston & Co. Inc., of Houston, Texas, its independent engineers, indicated a net present value discounted at ten percent of the Company's proved reserves equal to $8.9 million at December 31, 1995, compared to a $8.1 million discounted value at December 31, 1994. Of that total value, the proved developed producing wells had a discounted value of $6.7 million at December 31, 1995 compared to $5.7 million at December 31, 1994. Total net proved recoverable reserves at December 31, 1995 decreased to 347,000 barrels of oil and 5.9 billion cubic feet of natural gas from 1,647,000 barrels of oil and 5.9 billion cubic feet of natural gas at December 31, 1994. The decrease in proved oil reserves was primarily attributable to reclassifying to oil and gas properties held for sale, the Company's California properties which were sold in February 1996.

    If all of the Debentures are converted into shares of Common Stock, the Company will be relieved of interest expense totaling $182,000 per year. As a result, Fortune will experience an increase in cash flow as a result of the closing of this Exchange Offer.

    The Company follows the intrinsic value method for stock options granted to employees. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." The Company does not intend to adopt, for accounting purposes, the fair value method for stock-based compensation plans, which is an optional provision of Accounting Standard 123.

                             BUSINESS AND PROPERTIES

GENERAL

    Fortune is an independent public oil and natural gas company whose primary focus is on exploration for and development of domestic oil and natural gas properties. The Company's principal properties are located onshore and offshore Louisiana and onshore Texas.

    During 1995, the Company implemented a program of exploration for significant oil and natural gas reserves using state-of-the-art 3D seismic and CAEX technology. The Company believes that the use of 3D seismic and CAEX technology provides more accurate and comprehensive geological data for evaluation of drilling prospects than traditional 2D evaluation methods. In furtherance of this exploration program, in February 1995, Fortune formed a strategic alliance with Zydeco (the "Zydeco 3D Venture") and has since acquired an interest in over 20 exploration projects (the "Zydeco Projects") in the shallow Gulf Coast waters of Louisiana. Since late 1995, the Company has also acquired, with other industry partners, interests in additional prospects in the Louisiana Gulf Coast and is continually evaluating other 3D and 2D exploration projects.

    The Company also seeks to take advantage of attractive acquisition targets which will enable it to acquire reserves at an attractive price. In furtherance of that objective, on December 11, 1995, the Company purchased an interest in a producing oil and gas property located in the Gulf of Mexico offshore Louisiana for cash. (See "Exploration, Exploitation and Development Activity - Zydeco 3D Venture" and "Acquisition and Divestiture Activity - South Timbalier Block 76 Acquisition")

    The Company's principal executive offices are currently located at 515 West Greens Road, Suite 720, Houston, Texas 77067. Its telephone number at that address is (281) 872-1170.

BUSINESS STRATEGY

    The Company seeks to add reserves in the most cost efficient and effective manner. The Company previously focused its efforts on the acquisition of producing properties in an effort to take advantage of what it believed to be competitive prices for proved reserves with development potential in relation to the cost of reserves discovered through exploration activities. (See " Acquisition and Divestiture Activity") In mid-1994, the Company made a strategic decision to shift its emphasis away from the acquisition of producing properties to exploration for oil and natural gas reserves. This decision was prompted by increasing price competition for attractive producing properties (caused by larger and better capitalized companies moving into the acquisition market) and a general tightening in available financing for acquisitions.

    The Company's decision to shift its emphasis to exploration was further influenced by several factors which Fortune believes create new opportunities for exploration. These factors include increased availability of 3D seismic and CAEX technology at competitive prices and the reallocation of exploration budgets by major oil companies from domestic activity to international exploration. This move by the major oil companies resulted in increased access to geological and geophysical information relating to potential prospects, new opportunities to enter into farmout agreements with respect to prospects held by the major oil companies and less demand and price competition for domestic acreage. To help facilitate its exploration strategy and focus its efforts, the Company recently sold all of its California producing properties and prospects. (See "Business and Properties - Acquisition and Divestiture Activity - Divestiture of California Properties") The Company relocated its headquarters to the greater Houston, Texas area in February 1996.

    The Company would expect to continue to review acquisition opportunities which may be presented to it and to conclude acquisitions which further its business objectives. Of course, no assurance can be given that any such opportunities will present themselves or that the Company will be able to conclude any transactions if they arise. The Company is not now in discussions with any other party regarding and has no arrangements or agreements respecting any potential acquisition.

EXPLORATION, EXPLOITATION AND DEVELOPMENT ACTIVITY

    The Company is involved in a number of exploration and exploitation projects, including onshore Louisiana, the Zydeco 3D Venture projects and projects in the San Juan Basin, Rio Arriba County, New Mexico and La Rosa Field, Refugio County, Texas. Additionally, Zydeco is continuing its work to identify other potential projects for the Zydeco 3D Venture.

    EAST BAYOU SORREL FIELD, IBERVILLE PARISH, LOUISIANA

    On June 6, 1996, the Company announced successful production test results from the Schwing #1 field discovery well at East Bayou Sorrel, Iberville Parish, Louisiana. During the production test, the well flowed at a sustained rate of 1,026 Bbls of oil per day and 980 Mmcf of gas per day with a flowing tubing pressure of 6,670 PSI on a 8/64 inch choke from a perforated interval of 13,208 to 13,226 feet. The well is expected to commence production during the fourth quarter of 1996. The Company has an 11.4% non-operated working interest in this well before payout.

    LIRETTE PROSPECT, LAFOURCHE PARISH, LOUISIANA

    In August 1996, the initial exploratory well on the Lirette prospect in Lafourche Parish, Louisiana was plugged and abandoned as a dry hole. The Company had a 10% non-operating working interest in the Lirette well. The Company's cost of acquiring this property and drilling this well of approximately $260,000 was expensed as dryhole costs in the third quarter of 1996.

    SOUTH LAKE ARTHUR, JEFFERSON DAVIS PARISH, LOUISIANA

    In June 1996, the Company acquired a 12.5% non operating working interest in the South Lake Arthur prospect in Vermilian Parish, Louisiana. The Company expects to spud an exploratory well on this prospect before the end of 1996.

    ZYDECO 3D VENTURE

    On May 12, 1995, Fortune acquired Lagniappe Exploration, Inc. ("LEX") which had previously entered into an exploration agreement with Zydeco. As a result, Fortune acquired LEX's right to participate in the Zydeco 3D Venture. Fortune paid the LEX stockholders an aggregate of 1,200,000 shares of Common Stock and 1,200,000 five year stock purchase warrants exercisable at $4.75 per share. A portion of such shares and warrants remain in escrow pending the resolution of a dispute which has arisen among the former LEX stockholders and others regarding who is entitled to the shares of Common Stock and stock purchase warrants issued by Fortune at the closing of the LEX acquisition. (See "- Legal Proceedings")

    The only material asset of LEX was its right to participate in the Zydeco 3D Venture. Under the exploration agreement with Zydeco, Fortune has acquired a 50% interest in over 20 seismically defined oil and gas projects identified by Zydeco using advanced 3D seismic imaging, visualization and comprehensive well log analyses in exchange for funding a budget of $4,800,000 for leasehold acquisition and seismic costs. These projects are in various stages of evaluation and leasehold acquisition. The Company expects that wells will be drilled on several of the projects before the end of 1998, but no assurance can be given when, or if, any such wells will be drilled. These projects are primarily located in geological trends in the "Transition Zone" and the "Timbalier Trench" areas of the Gulf Coast of Louisiana, where there have been discoveries of crude oil and natural gas reserves and where the Company considers advanced 3D seismic and CAEX technology to be effective in better defining exploration risks. The Company and Zydeco have established areas of mutual interest ("AMI's") adjoining each prospect and Zydeco has agreed to provide Fortune with a right of first refusal on any new projects developed by Zydeco along the Gulf Coast of Louisiana until December 31, 1996. The advantage to Fortune of the establishment of the AMI's and right of first refusal is that as Zydeco determines new projects within the AMI's, Fortune will have the right to participate in them, though no assurance can be given that any new projects will be identified or that Fortune will have the financial resources to participate in such projects if any are identified. (See "Risk Factors")

    The Company does not currently expect to retain a working interest of more than 25%, except in certain circumstances, in each well drilled on the Zydeco Projects and intends to "farmout" its remaining interest to other oil companies on a "promoted" basis. Fortune may retain larger or smaller working interests in certain projects depending upon capital availability and other factors. Under a farmout arrangement, the Company would be relieved of its obligation to pay, or could recover already paid, acquisition and exploration costs but would wind up with a smaller interest in any given prospect. No assurance can be given that Fortune will be able to farmout any of the projects on a promoted basis or that, if it is successful in doing so, that the farmout will be on the exact terms described above. In any case, it is Fortune's intention to participate in the drilling of Zydeco 3D Venture projects as they are completed and permitted for drilling.

    The Company also has a right under the Zydeco 3D Venture to "farmout" a portion or all of its interest in each prospect to Zydeco under a put arrangement in the exploration agreement. Zydeco has an identical right to farmout to Fortune. In the event of such a farmout of a 50% working interest, Fortune or Zydeco would retain a negotiated overriding royalty convertible into a working interest or a default arrangement of a one percent overriding royalty interest in the project, convertible into a 12-1/2% working interest after Zydeco or Fortune recouped its drilling costs of the well from production. Should either Fortune or Zydeco farmout a smaller working interest to one another, the overriding royalty and after-payout working interests would be proportionately reduced.

    Zydeco and Fortune entered into a farmout of the Polaris Project to Southern Gas Company of Delaware ("Southern") on May 31, 1995 (the "Polaris Farmout"). Under the terms of the farmout, Southern paid Zydeco and Fortune an aggregate of $100,000 in exchange for 100% of the working interest in the Project. Zydeco and Fortune also retained a 6.166% overriding royalty interest of which 4.166% is convertible to a 12-1/2% working interest after Southern receives payout from a completed well. In March 1996, Southern conveyed its rights under the Polaris Farmout to a third party ("Farmee") which subsequently drilled a well which was plugged and abandoned in October 1996. The 100% working interest in the Polaris Project will revert back to Fortune and Zydeco unless the Farmee commits to drill a substitute well within a time frame provided for in the Polaris Farmout agreement.

    In January 1996, the Company drilled a well on the Aurora project. Zydeco did not participate in the working interest in the well. The well reached total depth on January 18, 1996. Well logs indicated that the well had penetrated three hydrocarbon reservoirs. However, given the significant costs of completing the well and installing a production platform, management elected not to complete it. The Company's cost to drill the well of approximately $832,000 was expensed as dryhole costs primarily in 1995. Management is evaluating whether to drill another well on the project in light of the hydrocarbon zones shown on the well logs. Although not part of the Zydeco 3D Venture, the Company participated with Zydeco in another well which encountered mechanical difficulties before reaching its first objective and was temporarily plugged in August 1996. The Company expensed as dryhole costs in the third quarter of 1996 approximately $395,000 in prospect acquisition and drilling costs attributable to its 13.3% non-operating working interest in this well. The working interest owners in the prospect are evaluating methods to overcome the drilling problem.

    SAN JUAN BASIN, NEW MEXICO

    On June 24, 1994, the Company acquired non-operating working interests, ranging from 21.5625% to 25% in 70,000 producing, development and exploratory acres in Rio Arriba County, New Mexico. Of this amount, 60,000 acres are held under three Mineral Development Agreements ("MDA's"), of 20,000 gross acres each, from the Jicarilla Apache Indian Tribe (the "Tribe"). (See also "Business and Properties - Acquisition and Divestiture Activity - San Juan Basin, New Mexico") Under these MDA's, certain development activities are required to maintain each of the acreage blocks.

    Since June 1994, Fortune has participated in drilling seven wells and shooting approximately 70 miles of new seismic data. Two of the seven wells were completed as producing wells. One was plugged and abandoned and three are temporarily shut in pending further evaluation. One 8,500 foot horizontal well was drilled on the Cedar Canyon MDA acreage. This well was drilled, then re-drilled and then the operator elected to attempt further re-drill operations. The Company decided not to participate in these further re-drill operations. Under the non-consent provisions of the Operating Agreement, should the well prove commercially productive, the Company would begin receiving revenues, if at all, after the consenting partners has received a return of 400% of their investment incurred after the Company's non-consent. (See " - Legal Proceedings" for information regarding recently settled litigation affecting this well.)

    Fortune's capital expenditures for the six wells drilled in 1994, the seismic projects, lease bonuses and other activities, including pipelines and facilities, was approximately $1.1 million. The costs for drilling and completing one well and the completion of two additional wells in 1995 was approximately $375,000. The Company has not participated in the drilling of any additional wells in 1996.

    There are no immediate plans to conduct further evaluations of the wells that are temporarily shut in or to drill additional wells in this field. AMPOLEX USA, Inc. (AMPOLEX), the current operator of the field, was recently acquired by Mobil Corporation, and has informed Fortune that AMPOLEX intends to sell its interest in the field. AMPOLEX has inquired as to whether Fortune would also be interested in selling its interest with AMPOLEX and Fortune has indicated it would review any offers which are received by AMPOLEX. In late July 1996, the Company received invoices from AMPOLEX, billing Fortune for $232,805 of outstanding accounts receivable attributable to two other working interest owners in the properties which AMPOLEX failed to collect from such owners. The Company is reviewing this matter and has not determined whether it owes any portion of such amounts. AMPOLEX has informed Fortune that the amount is attributable to development drilling costs which were not paid by such other owners. In the event the Company is required to pay any portion of the $232,805, any amounts attributable to development drilling costs would be capitalized by the Company as oil and gas property cost.

    WEBB COUNTY, TEXAS

    The Company has a 20% interest in a proved undeveloped infill location within the Belle Pepper Field, located in Webb County in south Texas. In June 1994, the Company participated in the drilling of a 10,000 foot exploratory test well to the Lobo sand which was determined to be non-commercial. Fortune had a 25% working interest in this well, and its dry hole costs were $115,000. Additionally, the Company took a writedown of $200,000 for its acreage cost in this exploration project. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations")

    REFUGIO COUNTY, TEXAS

    Since acquiring an interest in the LaRosa Field in February 1994, the Company has participated in over two dozen natural gas and two oil recompletions in new zones of shut-in wells, of which 20 have been successful. The Company plans to participate in a 3D seismic program over the 989 productive acres and the 2,700 undeveloped acres held by production and offsetting the proved productive acreage and additional acreage being acquired under seismic options. It is hoped that prospects will be defined by the 3D seismic program and that development drilling and exploratory drilling on the undeveloped acreage could commence in 1997.

    AWP FIELD, MCMULLEN COUNTY, TEXAS

    There are 11 proved developed locations remaining to be drilled in the AWP field located in McMullen County, in South Texas on either 40 or 80 acre spacing. The operator of the field is currently in discussion with the landowners to reduce their royalty from 35% to 25% on several of the remaining locations. The Company's estimated share of the drilling and completion costs for each of these wells is $43,000. In February 1996, developmental drilling was resumed with the commencement of drilling the Bracken Ranch #47 well location which was successfully completed as a producer.

    DRILLING ACTIVITIES

    The following table sets forth information regarding development and exploratory wells drilled by Fortune in the years ended December 31, 1993, 1994 and 1995:

                                       WELL DRILLING ACTIVITY

                                             YEAR ENDED DECEMBER 31,
                                        ---------------------------------
                                        1993         1994            1995
                                        ----         ----            ----
             GROSS WELLS
                Productive              3.00         5.00             1.0
                Dry                     0.00         3.00              -
                                        ----         ----             ---
                  Total                 3.00         8.00             1.0
                                        ====         ====             ===

             NET WELLS
                Productive              0.40         1.18             .20
                Dry                     0.00         0.47              -
                                        ----         ----             ---
                  Total                 0.40         1.65             .20
                                        ====         ====             ===

ACQUISITION AND DIVESTITURE ACTIVITY

    DIVESTITURE OF CALIFORNIA PROPERTIES

    On February 23, 1996, Fortune sold its interest in all but one of its California properties for cash in the amount of $840,000. The properties sold consisted of the Company's interest in the Hopper Canyon, Holser Canyon, Oxnard and Sheils Canyon Fields in Ventura County and the Bacon Hills Field in Kern County. The sale was effective December 31, 1995. In connection with the sale, Fortune paid commissions and expenses of approximately $75,000. The Company sold its remaining California property, the Sespe Field, Ventura County, California, to Seneca Resources for approximately $300,000 net of closing adjustments in April 1996. The Company took an impairment of $1.4 million against its 1995 results as a result of these sales.

    All of the Company's California properties were pledged to secure the Company's Credit Facility with Bank One. Concurrently with the closing of the sale of the non-Sespe properties, Fortune paid down the Credit Facility by $1.1 million, representing the entire indebtedness secured by the Company's California properties.

    The closing of the sale of the California properties and the relocation of the Company's headquarters to Houston completed the Company's strategic move to focus its efforts on exploration in the Gulf Coast.

    At December 31, 1995, Fortune owned and operated 39 gross and 29.92 net wells located in California (including all the wells that were sold in 1996). Production in California during 1995 totaled approximately 57,160 net barrels of oil and 66,292 net Mcf of gas. This represented about 62% of the Company's 1995 oil production and about 7% of its gas production. The Sespe property comprised approximately 26% of Fortune's net proved oil reserves and 1% of Fortune's net proved gas reserves as of December 31, 1995.

    Despite the high percentage of oil production represented by these properties, the costs of operating the wells in California was, in the view of management, disproportionately high in relation to the revenues generated. The high cost of production in California on the Company's properties was a result of several factors, including the low gravity of the oil, the small production from each well and environmental and worker's compensation costs.

    SOUTH TIMBALIER BLOCK 76 ACQUISITION

    On December 11, 1995, Fortune acquired a 16-2/3% working interest (12-1/2% net revenue interest) in a 5,000 acre producing oil and gas property offshore Louisiana. The property, known as the South Timbalier Block 76 (the "South Timbalier Block"), includes a producing well, drilling and production platform and transmission line. The effective date for oil and gas purposes was June 1, 1995. Therefore, Fortune received the net cash flow from the well to its interest from June 1, 1995. The effective date for financial reporting purposes was November 1, 1995. In connection with this acquisition, the Company paid $2.1 million at closing and issued 150,000 warrants exercisable over a two year period at prices from $4.00 to $6.00 per share. Fortune also granted an intermediary in the transaction the option, exercisable until

March 11, 1996, to acquire a 4-1/6% working interest in the South Timbalier Block. On March 8, 1996 that option was exercised for $790,000 plus the retention by Fortune of a $150,000 deposit for a total of $940,000. The exercise of this option reduced the Company's interest in the block to a 12-1/2% working interest (9.375% net revenue interest) effective January 1, 1996. The closing of the exercise of the option took place on March 11, 1996.

    On April 29, 1996, the South Timbalier well was shut in due to a mechanical failure of downhole equipment. A remedial workover, started June 16, 1996, cost the Company approximately $300,000. The well came back on line July 6, 1996 and as of the date hereof is producing approximately 16 Mmcf of gas and 1,100 Bbls of condensate per day.

    In order to finance the acquisition of the South Timbalier Block and also to provide the Company with additional working capital, Fortune issued 1,321,117 shares of its Common Stock to a group of overseas investors in a transaction which qualified for an exemption from the registration requirements of the Securities Act of 1933 under Regulation S. From this sale, the Company netted approximately $3.3 million after payment of expenses of the offering. The balance of approximately $1 million remaining after payment of the purchase price for the South Timbalier Block interest was added to working capital to be used for general corporate purpose. The shares were sold subject to certain "reset" provisions pursuant to which the purchasers could receive additional shares if the price of the Common Stock were to drop below a certain price during a subsuquent calculation period. As a result of the decline in the price of the Common Stock in the first quarter of 1996, 1,266,000 additional shares are subject to issue under the reset provisions. However, the Company is currently investigating certain alleged irregularities in the trading in its Common Stock and is uncertain whether it will be required to issue additional shares. Claims for certain of these shares are the subject of pending litigation. (See "Legal Proceedings")

    SAN JUAN BASIN, NEW MEXICO

    On June 24, 1994, Fortune concluded the purchase of a 25% interest in EnRe-1, LLC, a newly formed Texas Limited Liability Company, of which EnRe Corporation is the manager. EnRe-1, LLC owns three Jicarilla Apache Minerals Development Agreements covering 60,000 producing, development and exploratory acres in Rio Arriba County, New Mexico and associated tangible property. At the same time, the Company acquired an approximately 22% working interest in certain mineral, oil and gas leasehold interests in an additional 10,000 exploratory acres in Rio Arriba County, New Mexico, from EnRe Corporation. (The 25% interest in EnRe-1, LLC and an approximately 22% working interest in the 10,000 exploratory acres are collectively referred to as the "EnRe Assets.") The EnRe Assets were acquired for $1,375,000 in cash. The effective date under the purchase method of accounting for transferring revenues and expenses on these properties was determined to be June 1, 1994. (See "Legal Proceedings" for information regarding litigation which was recently settled between the Company and the operator of the EnRe Assets.)

    BROOKLYN UNION EXPLORATION COMPANY, INC.

    On February 8, 1994, the Company completed an acquisition of a 50% working interest in a 3,689 acre lease in the La Rosa Natural Gas Field in Refugio County, Texas from Brooklyn Union Exploration Company, Inc. for $760,000. The effective date of the transaction using the purchase method of accounting was February 1, 1994. The acquisition consisted of 12 producing wells, four saltwater disposal wells and 35 shut-in wells with total new proved reserves to the Company of one BCFE and additional probable reserves behind pipe. The lease includes 2,700 undeveloped acres adjacent to production which was acquired for future exploration. The Company plans to participate in a 3D seismic program, contemplated to begin in late 1996 or early 1997, to help define exploration projects within the undeveloped acreage and the potential for other undiscovered reserves within the productive field limits.

    MICHAEL PETROLEUM, ET AL.

    On October 5, 1993, the Company completed the acquisition of certain mineral, oil and gas leasehold interests and associated tangible property from Michael Petroleum Corporation, Brazos Resources, Inc., Pioneer Drilling Company and Endowment Energy Partners. The mineral, oil and gas leasehold interests include working interests in producing and non-producing oil and gas properties located in Webb County, Texas. The Lobo sand in this area has very low permeability (under one millidarce) which has qualified all the acquired production as a "tight" gas sand. As a tight gas sand, the production, from wells drilled before January 1, 1993, is exempt from Texas state severance tax on the gas production and qualifies for the federal Section 29 tax credit. Fortune paid an adjusted price of $6,457,386 in cash and 195,000 three year common stock purchase warrants exercisable at $3.88 for the properties. The effective date under the purchase method of accounting for transferring revenue and expense on these properties was July 1, 1993.

    OTHER ACQUISITIONS

    Prior to 1994, the Company made various other acquisitions, primarily of producing properties located in California, which have since been sold.

OIL AND GAS OPERATIONS

    OIL AND GAS RESERVES

    The Company's reserves are located in Texas and offshore Louisiana. All of the Company's California reserves were sold in 1996. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells using existing equipment and operating methods.

    The oil and gas reserve estimates at December 31, 1993 and 1994, were reviewed by Huddleston & Co., Inc., Houston, Texas, independent petroleum engineers, and Sherwin D. Yoelin, Los Angeles, California, independent petroleum engineer. For the year ended December 31, 1995, the oil and gas reserve estimates were reviewed by Huddleston.

    Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production, prices and the timing of development expenditures. The accuracy of any reserve estimate is a function of available data and of engineering and geological interpretation and judgment. The future cash inflow, as reflected in the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves", determined from such reserve data are estimates only, and the present values thereof should not be construed to be the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. While the reserve estimate presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent production of oil and gas from each reservoir, the timing and success of future development drilling and changes in pricing structure or market demand will affect the reserve estimate. (See "Risk Factors
- Risks Associated with the Oil and Gas Industry - Uncertainty of Estimates of Proved Reserves and Future Net Revenues")

    The following sets forth information with respect to estimated proved oil and gas reserves as determined by Fortune's independent petroleum engineers attributable to the Company's interests in oil and gas properties as of December 31, 1993, 1994 and 1995.

                        ESTIMATED NET RESERVE QUANTITIES

                                                      DECEMBER 31,
                                           -------------------------------------
                                             1993          1994          1995
                                           ---------     ---------     ---------
Total Proved Reserves(1):
  Oil (Bbls) .........................       813,000     1,647,000       347,000
  Natural Gas (Mcf) ..................     5,562,000     5,911,000     5,938,000
                                           ---------     ---------     ---------
Equivalent Bbls(BOE)(2) ..............     1,740,000     2,632,000     1,337,000
                                           =========     =========     =========

Total Proved Developed Reserves:
  Oil (Bbls) .........................       666,000       675,000       324,000
  Natural Gas (Mcf) ..................     4,221,000     3,317,000     4,686,000
                                           ---------     ---------     ---------
Equivalent Bbls(BOE)(2) ..............     1,370,000     1,228,000     1,105,000
                                           =========     =========     =========
------------
(1) Estimates of oil and gas reserves are based in part on the price at which the product was sold as of the end of each year; and if the cost of producing the oil and gas exceeds the sales price, the quantity of "recoverable reserves" is reduced. The increase in oil reserves from December 31, 1993 to December 31, 1994 is primarily due to the increase in the average oil price received by the Company at the end of 1994 ($14.62 per barrel compared to $10.21 per barrel, respectively) and the resulting increase in economically recoverable quantities. The decrease in reserves from December 31, 1994 to December 31, 1995 is primarily due to the transfer to oil and gas properties held for sale of reserves attributed to the Company's California properties which were sold in February 1996, and which represented approximately 1.4 million barrels of oil and 1.5 BCF of natural gas in the Company's Proved Reserves at December 31, 1994, partially offset by the acquisition of the South Timbalier Block 76 which added proved reserves of 174,000 barrels of oil and 2.9 BCF of natural gas on the acquisition date.

(2)  After conversion (6:1); six mcf of natural gas to one barrel of crude oil.

    DISCOUNTED PRESENT VALUE OF FUTURE NET REVENUES

    The following table represents the estimated future net revenues (unescalated and discounted at 10% per annum) and the present value of the future estimated net reserves from the proved developed producing, proved developed non-producing and the proved undeveloped reserves at December 31, 1993, 1994 and 1995.

                 DISCOUNTED PRESENT VALUE OF FUTURE NET REVENUES

                                                                DECEMBER 31,
                                                ---------------------------------------------
                                                   1993              1994             1995
                                                -----------      -----------      -----------
    Cumulative Future Net Revenue(1)            $12,835,000      $15,932,000      $12,600,000
        less adjustment to give effect to a
        10% annual discount                      (4,281,000)      (7,784,000)      (3,658,000)
                                                -----------      -----------      -----------
                                                  8,554,000        8,148,000        8,942,000
        less discounted present value of
          future income taxes                        --               --               --
                                                ----------       ----------      -----------
                                                $8,554,000      $ 8,148,000      $ 8,942,000
                                                ==========      ===========      ===========

----------------
(1) The decline in the 10% discounted value of future net revenue from December 31, 1993, to December 31, 1994 is primarily due to the difference in the average gas price received by the Company at those dates ($2.28 per MMBTU compared to $1.39 per MMBTU, respectively) and the resulting decline in gas quantities offset by increases in reserves from higher oil prices in 1994 as compared to 1993 year end of $14.62 and $10.21, respectively. The increase in net revenues from December 31, 1994 to December 31, 1995, is primarily due to higher production levels of the newly acquired properties as well as higher average sale prices obtained for that production compared to the prices obtained for the California production. The increase in 10% discounted value at December 31, 1995 is due to the net effect of acquired reserves offshore Louisiana and higher natural gas prices of $2.05 per MMBTU at December 31, 1995 as compared to $1.39 per MMBTU at December 31, 1994 offset by the exclusion of the California properties sold in February 1996.

    PRODUCTION

      The approximate net production data related to the Company's properties for the periods ended December 31, 1993, 1994 and 1995 is set forth below:

                               NET PRODUCTION DATA

                                                 YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                         1993            1994             1995
                                       --------         --------        --------
Oil (Bbls) ...................          78,737            87,615          91,981
Gas (Mcf) ....................         723,878         1,016,771         909,000

    PRICES AND PRODUCTION COSTS

    The following table sets forth the approximate average sales prices and production (lifting) costs per barrel of oil and per Mcf of gas produced and sold in the United States from the Company's oil and gas leases for the years ended December 31, 1993, 1994 and 1995:

                             AVERAGE SALES PRICES AND PRODUCTION COSTS

                                                 YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                               1993         1994        1995
                                               ----         ----        ----
Average Sale Price Received:
  Oil (per bbl) .........................  $   14.33    $   14.14    $   14.66
  Gas (per Mcf) .........................       2.28         2.09         1.77
Average Production Cost
    per BOE .............................       4.84         4.24         6.22

PRODUCING WELLS

    The following table lists the total gross and net producing oil and gas wells in which Fortune had an interest at December 31, 1995:

                                                   PRODUCING WELLS
                                      ------------------------------------------
                                                GROSS                        NET
                                      OIL        GAS           OIL           GAS
                                      ---        ---           ---          ----
Texas ......................          59          30           7.4           9.9
Louisiana ..................           0           1           0.0           0.1
New Mexico .................           4           2           0.7           0.4
California .................           6           0           4.2           0.0
                                      --          --          ----          ----
     Total .................          69          33          12.3          10.4
                                      ==          ==          ====          ====

    An additional 28 gross and 9.59 net wells owned by the Company are either shut-in, awaiting recompletion or are used for waste water injection. These well counts exclude the California wells that were sold on February 23, 1996. The other California wells were sold in April 1996. (See "Business and Properties - Acquisition and Divestiture Activity - Divestiture of California Properties")

    PRINCIPAL CUSTOMERS

    For the year ended December 31, 1993, approximately 68% of the Company's produced oil and gas was sold to Texaco Trading and Transportation, Inc. and 14% to Enron. For the year ended December 31, 1994, 48% of the Company's produced gas was sold to Michael Gas Marketing Co., Inc., 25% to Tenneco and 15% to Enron, while 72% of the Company's produced oil was sold to Texaco Trading and Transportation and 8% to Enron. During 1995, 56% of the Company's oil production was sold to Texaco Trading and Transportation and 10% to Laroco, LLP; 29% of the Company's gas production was sold to Laroco LLP, 26% to Michael Gas Marketing and 16% to AWP and 16% to PetroFina.

    The Company believes that the loss of any of these customers should not have any material adverse effect on the Company, since there are a large number of companies which purchase crude oil and natural gas in the areas in which the Company operates.

PROPERTIES


    LEASEHOLD ACREAGE

    Fortune's holdings of developed and undeveloped leasehold acreage as of December 31, 1995 were approximately as follows:

                                               LEASEHOLD ACREAGE
                                 ----------------------------------------------
                                      DEVELOPED                 UNDEVELOPED
                                 ------------------        --------------------
                                 GROSS         NET          GROSS          NET
                                 -----        -----        ------        ------
           Texas                 5,544        1,120         3,960         1,468
           New Mexico            1,800          405        68,200        16,106
           California(1)           260          260           380           380
           Oklahoma                 80            5          -                -
           Louisiana               500           83        25,047        11,023
                                 -----        -----        ------        ------
             Total               8,184        1,873        97,587        28,977
                                 =====        =====        ======        ======
------------
(1) See "Business and Properties - Acquisition and Divestiture Activity - Divestiture of California Properties".

    TEXAS PROPERTIES

    At December 31, 1995, Fortune owned an interest in 108 gross and 24.70 net oil and gas wells located in Texas. During 1995, approximately 18,591 net barrels of oil and 695,418 net Mcf of gas were produced from the Texas properties as compared to approximately 19,348 net barrels of oil and 930,448 net mcf of gas in 1994.

    The Texas properties, which are primarily non-operated, comprised approximately 51% of Fortune's net proven gas reserves and 24% of Fortune's net proven oil reserves at December 31, 1995.


    NEW MEXICO PROPERTIES

    At December 31, 1995, Fortune owned an interest in 6 gross and 1.07 net oil and gas wells located in New Mexico. During the twelve months ended December 31, 1995, approximately 8,377 net Bbls of oil and 25,700 Mcf of gas were produced from the New Mexico properties compared to 5,246 net Bbls. of oil and 17,697 produced by the New Mexico properties in 1994 for the period following their acquisition on June 1, 1994 to December 31, 1994. Properties located in New Mexico, which are all non-operated, represented a negligible portion of Fortune's net proven gas reserves and comprised 1% net proven oil reserves at December 31, 1995.

    LOUISIANA PROPERTIES

    At December 31, 1995, Fortune owned an interest in 1 gross and .125 net gas and condensate well located in Louisiana. For the two months period ended December 31, 1995, approximately 7,853 net barrels of oil and 121,630 net Mcf of gas were produced from the Louisiana properties.

    The Louisiana properties, which are non-operated, comprised approximately 47% of Fortune's net proven gas reserves and 48% of Fortune's net proven oil reserves at December 31, 1995.

    CALIFORNIA PROPERTIES

    At December 31, 1995, Fortune owned and operated 9 gross and 6.3 net oil wells located in California. Production in California during 1995 totaled approximately 57,160 net barrels of oil and 66,292 net Mcf of gas. Production from California during 1994 totaled approximately 63,021 net barrels of oil and 68,626 net Mcf of gas. The decrease in California oil production in 1995 is due primarily to the shut down of the Company's Hopper Canyon facility from February 1995 to late June 1995 due to damage to the access road caused by severe flooding during heavy storms in January 1995.

    Properties located in California, which were all operated by the Company, comprised approximately 26% of Fortune's net proven oil reserves and 1% of Fortune's net proven gas reserves as of December 31, 1995. (See "Business and Properties - Acquisition and Divestitures Activity Divestiture of California Properties")

    TITLE TO PROPERTIES

    Detailed title examinations were performed for many of the Company's properties in December 1993 and January 1994 in conjunction with the Company's credit facility with Bank One, Texas, and title opinions were issued. In November 1995, title on the Company's South Timbalier Block 76 offshore Louisiana acquisition was examined. The Company believes it holds valid title on all its properties, free and clear of any liens or encumbrances except for encumbrances described herein. Title opinions are obtained on newly acquired properties as of the date of the closing. As is customary in the oil and gas industry, the Company performs only a perfunctory title examination at the time exploratory oil and gas properties are acquired. Prior to the commencement of drilling operations, a thorough title examination is conducted and any significant defects are remedied before proceeding with operations. All of the Company's producing leasehold interests have been pledged to secure corporate indebtedness with Bank One, Texas. Transfers of many of the Company's properties are subject to various restrictions, including the requirement of obtaining the consent of the landowner in many instances.

    OFFICE FACILITIES

    In February 1996, the Company relocated its headquarters to Houston, Texas. Prior to that, the Company leased office space in Agoura Hills, California. The lease in Agoura Hills, California currently expires in 1997. On February 13, 1996, the Company entered into an agreement with Animation Magazine to sublease the Agoura Hills office space, under terms and conditions identical to those contained in the Company's lease with its landlord, for the balance of the term of Fortune's lease. It was also agreed that Fortune would assume the balance of the 8 months remaining on Animation Magazine's lease on its present location. This agreement is effective as of March 1, 1996. Rent for the 4,777 square feet which the Company occupied was $53,000 in 1995, $45,000 in 1994, $43,000 in 1993. At its present location Fortune occupies approximately 5,400 square feet of office space under a lease agreement with a term of 5 years. The first year's rent is expected to be $49,000 and, for 1997, $84,000. (See Note 8 of Notes to Financial Statements)

COMPETITION

    Fortune competes with numerous other companies and individuals in the acquisition of oil and gas properties, the marketing of oil and gas and the recruitment of experienced personnel. Fortune's competitors include major oil companies, other small producers, investment groups and individuals, many of which have financial resources and facilities substantially greater than those of the Company. However, the major oil companies are selling many of their smaller or marginal domestic properties. Many operating companies interested in acquiring properties have greater capital resources than the Company. The Company's acquisition approach is to concentrate on the properties of smaller independents and it has had acquisition discussions with several of these companies involving property acquisition for stock.

EMPLOYEES

    At December 31, 1995, Fortune employed a total of nine persons, six of whom were in management and administration and three in its oil and gas operations. As of November 1996, the Company employed eight persons, all in management and administration. In addition, the Company utilizes the services of outside consultants in certain technical aspects of the Company's business. Fortune utilizes these consultants to aid in the evaluation of Company projects and to evaluate oil and gas assets for potential acquisitions. On February 5, 1996, the Company relocated its corporate headquarters to Houston, Texas and has adequate room for expansion at the new location in the event the Company chooses to hire additional experienced personnel to support its program of exploration and expansion.

GOVERNMENTAL REGULATION

    Environmental laws and regulations are having an increasing impact on Fortune's operations in nearly all the jourisdictions where it has production. Drilling activities and the production of oil and gas are subject to regulations under federal and state pollution control and environmental laws and regulations. It is impossible to predict accurately the effect that additional environmental requirements may have on future earnings and operations, but it will continue to be necessary to incur costs in complying with these laws and regulations. Fortune spent approximately $25,000, $14,000 and $10,000 in environmental compliance costs in 1995, 1994 and 1993, respectively.

    The Company is not currently involved in any judicial or administrative proceedings which concern any environmental regulation or requirement and believes that it is in substantial compliance with applicable environmental regulations. The Company believes that it is reasonably likely that the trend in environmental legislation and regulations will continue toward stricter standards. The Company is unaware of future environmental standards that are reasonably likely to be adopted that will have a material effect on the Company's financial position or results of operations, but cannot rule out the possibility.

    The Company has never had a material environmental problem, but if a property in which Fortune has an interest is found to be contaminated, the Company could be required to participate in a "clean up" program. Such a clean up, depending on its magnitude and the Company's ownership interest therein, could require undetermined amounts of capital and exceed the Company's ability to pay. The Company has obtained primary insurance against oil spills providing $2,000,000 of coverage with a $10,000 deductible for onshore hazards and $1,000,000 of coverage with a $25,000 deductible for offshore hazards.

    The operations of oil and gas properties covered by leases in which the Company has or may acquire an interest will require compliance with spacing and other conservation rules of various state commissions and of the United States Geological Survey and the Bureau of Land Management with respect to federal oil and gas acreage. Further, production may be limited under state regulations for the prevention of waste. At the present time, the Company has no operations which are adversely affected by well permitting, spacing regulations or production limitations.

LEGAL PROCEEDINGS

    "RESET" LITIGATION

    On March 26, 1996, Fortune was served with a lawsuit which had been filed in the Federal District Court in Delaware by one of the purchasers of Fortune common stock in an offering in December 1995 under Regulation S. Under the terms of the subscription agreement, the plaintiff was entitled to receive additional shares of Fortune stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Plaintiff's complaint alleges that the price during the relevant interval did fall below the level necessary for plaintiff to receive additional shares, but that Fortune has failed to issue the stock.

      Fortune has responded, admitting the essential allegations of the complaint, but has pled, by way of affirmative defense, that suspicious trading activity in Fortune stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune requested, and the American Stock Exchange commenced, an investigation into such trading irregularities. That investigation is continuing. In connection with this litigation, the Company has placed 31,042 shares of common stock into escrow with the Federal District Court in Delaware. This stock represents the maximum number of shares that the Company will be required to issue to the plaintiff in the event the Company's suspicions concerning the plaintiff's trading activity prove to be unfounded. Fortune has also commenced, and intends to aggressively pursue, discovery in an attempt to determine whether any action of the purchasers in this offering contributed to its share price fluctuation. Fortune does not intend to issue any additional shares to plaintiff pending the outcome of the investigation unless compelled to do so by final court action.

      On April 16, 1996, Fortune was advised that similar suits had been filed in Federal District Court in New York by two other buyers in the same offering. The allegations parallel those contained in the earlier suit filed in Delaware, and Fortune is responding in the same manner. No shares of Fortune common stock have been issued into escrow in connection with these two actions. Fortune is also considering filing, in the New York actions, third-party claims against persons and entities which the Company believes may have facilitated the manipulative activity which it believes took place and cross-complaints against the plaintiffs to recover damages sustained by the Company and its shareholders as a result of such activity.

    LEX LITIGATION

    In initially entering into the LEX acquisition, Fortune was advised that the stockholders of LEX included William D. Forster ("Forster"), BSR Investments, a British Virgin Islands corporation ("BSR"), and Ensign Financial Group Limited, a British Virgin Islands corporation ("Ensign"). At the time Fortune issued its proxy statement for the special meeting of stockholders called to vote on the LEX acquisition, Fortune was advised that the ownership of the Fortune Common Stock and warrants to be issued in the acquisition was to be allocated one-third each to Forster, BSR and Ensign. In preparing for the closing of the acquisition, however, Fortune was advised that the only stockholders of LEX were Forster and BSR and that they were the only persons or entities entitled to vote on the merger of LEX with Fortune's subsidiary. Fortune obtained a written representation from Forster and BSR to this effect and received a legal opinion from LEX's counsel confirming these representations and confirming that all corporate action on the part of LEX necessary to authorize the merger had occurred.

    On May 11, 1995, Baytree Associates, Inc. ("Baytree") and Ensign commenced litigation in the Supreme Court of New York against Forster, BSR, Charif Souki (the son of Samyr Souki, president of BSR), LEX and Fortune seeking to enjoin the closing of the LEX acquisition by Fortune on the grounds that Ensign was entitled to a one-third interest in the proceeds of the transaction, namely the Common Stock and warrants to be issued by Fortune. Baytree also sought $1,000,000 in damages from Fortune for allegedly providing investment banking services to Fortune in connection with a Regulation S offering made by the Company in February 1995 and the public offering made in June 1995.

    At a hearing on May 12, 1995, the New York court dissolved the temporary restraining order issued on May 11 which had prohibited the acquisition and stated affirmatively that Fortune could proceed with the transaction. Since it was clear from the Ensign lawsuit that Forster and BSR owned at least two-thirds of the stock of LEX and could bind that corporation to proceed with the transaction and since most of the Common Stock and warrants issued by Fortune would remain in escrow following the closing, Fortune proceeded with the acquisition, which closed on its scheduled closing date of May 12, 1995. In issuing its Common Stock and warrants to complete the transaction, Fortune was required to accept the representations made by Forster and BSR that they were the only stockholders of LEX, but

Fortune did not then, has not since, and will not in the future take any position on who constituted the stockholders of LEX or who was entitled to the shares and warrants issued by Fortune in the acquisition. Further, Fortune advised Forster and BSR that the issues raised by Ensign would need to be resolved by them and obtained from Forster and BSR an agreement to indemnify Fortune against any claims from any third party asserting an ownership interest in LEX.

    At a subsequent hearing on May 22, 1995, the New York court granted the Company's motion for summary judgment and dismissed the $1,000,000 claim against Fortune. The court also dismissed Fortune and LEX from the suit with prejudice based on an agreement of all parties. Forster, BSR and Souki are now the only remaining defendants in the action. At the hearing, the parties agreed that the escrow agent would retain and hold in escrow not less than 400,000 shares and 400,000 warrants, representing one-third of the total shares of Common Stock and warrants issued in the transaction, pending further order of the court. Fortune agreed to participate in the discovery process in the action as if it were a party to the action and, as a matter of convenience to the court, agreed that the New York court would retain jurisdiction over Fortune and LEX for purposes of enforcing the provisions of the stipulation.

    ENRE LITIGATION

    On March 14, 1995, Fortune was served with a lawsuit filed in the District Court of Bexar County, Texas by EnRe Corporation ("EnRe"), in which EnRe, as operator of the Company's New Mexico properties, sought recovery of approximately $438,000 allegedly owed by Fortune for the drilling of a certain well on such properties. On March 24, 1995, Fortune answered EnRe's lawsuit and filed a counterclaim against EnRe for an undeterminable amount for damages suffered by Fortune for EnRe's actions. The Company subsequently amended its counterclaim to allege negligence on the part of EnRe in carrying out operations on the properties.

    On March 30, 1995, a partial settlement was reached as to payment by Fortune of undisputed well development costs in exchange for EnRe's cooperation-operation in complying with provisions of the operating agreement to report operating information to Fortune on a timely basis. As of April 24, 1995, the Company had paid all well development costs which it believed to be undisputed, totaling $174,499. On June 13, 1996 the lawsuits were settled by all parties agreeing to waive any and all claims against each other.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:


DIRECTOR AND/OR
EXECUTIVE OFFICER              AGE             TITLE
-----------------              ---             -----
Tyrone J. Fairbanks(1)          40  President, Chief Executive Officer, and
                                    Director
Dean W. Drulias(1)(2)           49  Executive Vice President, General Counsel,
                                    Corporate Secretary and Director
Graham S. Folsom(1)(3)          39  Director
William T. Walker, Jr.(1)(2)    65  Director
Barry Feiner(1)(2)              62  Director
Gary Gelman(3)                  31  Director
J. Michael Urban                43  Vice  President, Chief Financial Officer
                                    and Assistant Secretary
John L. Collins                 51  Vice President of Investor Relations
------------------
(1) Member of Executive Committee

(2) Member of Compensation Committee

(3) Member of Audit Committee


     Mr. Tyrone J. Fairbanks has served as a Director of Fortune since January 1991. Mr. Fairbanks also serves as President and Chief Executive Officer of the Company. Mr. Fairbanks served as Vice President and Chief Financial Officer of the Company from January 1991 to June 1994. Prior to joining Fortune, Mr. Fairbanks served as President, Chief Executive Officer and Director of Fairbanks & Haas, Inc. from January 1990 to January 1991. Fairbanks and Haas, Inc. was an oil and gas exploration, production, acquisition and operations company located in Ventura, California. Mr. Fairbanks co-founded Fairbanks & Haas, Inc. and served in the capacity of Director and Executive Vice President from February 1987 to January 1990. Prior to Fairbanks & Haas, Inc., Mr. Fairbanks served in positions of increasing responsibility in the area of accounting, finance, administration and operations within various segments of the oil and gas industry. Mr. Fairbanks attended California State University at Northridge and continued his education with courses in finance and accounting at the University of California at Los Angeles extension and the University of Pennsylvania - Wharton Business School extension.

    Mr. Dean W. Drulias was hired effective October 16, 1996 as Executive Vice President and General Counsel. Prior to his employment by the Company, Mr. Drulias was a stockholder of and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, a Professional Corporation, which served as counsel to the Company since its incorporation in May 1987. Mr. Drulias has also served as a director of the Company since 1991 and as Corporate Secretary since July 1994. During 1994 and 1995, his former firm billed the Company a total of $109,050 and $182,643, respectively, for legal fees and costs. He has practiced law in the Los Angeles area since 1977 after graduating from Loyola Law School and specializes in areas of energy, environmental and real property law. Mr. Drulias received his B.A. degree from the University of California at Berkeley in 1971.

     Mr. Graham S. Folsom has served as the Chief Financial Officer of Klein Ventures, Inc. since April 1987. Klein Ventures, Inc. is a diversified investment company. Mr. Folsom has been active in the oil investments of such company and its affiliates since 1987. Mr. Folsom has been licensed as a Certified Public Accountant in the State of California since 1982 and is responsible for all of the accounting and financial affairs of Klein Ventures and its affiliates. Mr. Folsom is chairman of the Company's Audit Committee. Mr. Folsom is a graduate of University of the Pacific with a B.S. degree in business administration.

     Mr. William T. Walker, Jr. joined Fortune's Board after the successful completion of Fortune's $7.4 million secondary equity offering in October 1993. Mr. Walker founded Walker Associates, a corporate finance consulting firm for investment banking, in 1985 and has participated in or been instrumental in completing over $250 million in public and private offerings since its inception. Prior to forming Walker Associates, Mr. Walker served as Executive Vice President, Manager of Investment Banking, Member of the Board and Executive Committee and Chairman of the Underwriting Committee for Bateman Eichler Hill Richards, a New York Stock Exchange Member firm from 1969 to 1985 when Bateman Eichler Hill Richards was purchased by Kemper Group. Prior to joining Bateman Eichler Hill Richards, Mr. Walker served in various executive capacities and was a partner with the investment banking firm of Glore Forgan, William R. Staats & Co. in New York. Mr. Walker attended Stanford University. He also serves on the board of directors of Go Video, Inc. (AMEX).

     Mr. Barry Feiner was elected to the Company's Board of Directors on January 20, 1995. Mr. Feiner graduated from Columbia Law School and is a member of the Bar of the State of New York. He has practiced law in the State of New York since 1965. His practice concentrates on the areas of corporate and securities law. Prior to beginning private practice, Mr. Feiner served on the staff of the Securities and Exchange Commission. Mr. Feiner holds a B.A. degree from Brandeis University. Mr. Feiner is the Chairman of the Company's Compensation Committee.

     Mr. Gary Gelman was elected to the Company's Board of Directors on January 20, 1995. Mr. Gelman graduated from San Diego State University in 1989 and has served as president of GAR-COR Holding Corporation, a real estate management and brokerage firm, since that time. Mr. Gelman is a principal of and serves as a loan consultant for National Bank of New York City.

     Mr. J. Michael Urban was hired effective March 11, 1996, as the Company's Vice President and Chief Financial Officer. Mr. Urban formerly served as Vice-President, Finance with Norcen Explorer, Inc. (Norcen), a Houston based oil and gas company with operations primarily in the offshore Gulf of Mexico. Norcen is a wholly owned subsidiary of Norcen Energy Resources Limited, a Canadian public company. Mr. Urban had been with Norcen since March 1986. Prior to joining Norcen, Mr. Urban was with Arthur Andersen & Co. for six years and a private Gulf Coast oil and gas company for three years. Mr. Urban received his B.B.A. in Accounting from the University of Texas in 1976 and has been a Certified Public Accountant in the State of Texas since 1978.

     Mr. John L. Collins was hired by the Company as Vice President of Investor Relations effective May 30, 1995. Mr. Collins formerly served as Vice President of Investor Relations with Texas Meridian Resources Corporation, a Texas based oil and gas company, a position he held from January 1991 until his resignation to join Fortune in May 1995. Mr. Collins became a registered representative with Merrill Lynch in 1970 and spent 20 years in the securities industry, serving as Vice President-Investments with A.G. Edwards & Company from 1980 to 1989. During 1990, he held a sales position with Frontier Directory.

    DIRECTOR COMPENSATION

     As compensation to outside directors, the Company pays directors' fees equal to $2,500 per quarter. Inside directors do not receive any compensation for serving as directors.

    COMMITTEES OF THE BOARD

     During the year ended December 31, 1995, the Board of Directors met 19 times. The audit committee met one time and the compensation committee met three times. No current directors missed more than two Board meetings, except Mr. Gelman. Mr. Fairbanks and Mr. Drulias attended all Board meetings. Each member of a Board committee attended all committee meetings.

     The audit committee consists of two outside directors: Mr. Folsom and Mr. Gelman. Currently, Graham Folsom is the chairman of the committee. It also meets separately with representatives of the Company's independent auditors and with representatives of senior management. The committee reviews the scope of audit coverage, the fees charged by the independent auditors, matters relating to internal control systems and the expenses of senior executives.

     The compensation committee consists of three directors: Mr. Feiner Mr. Drulias and Mr. Walker. Barry Feiner is the chairman of the Committee. The committee proposes and administers the Company's stock option plans, long-term incentive plans and executive incentive plans. In this capacity, the committee recommends all option grants or awards to Company officers and executives. The committee also recommends the establishment of policies dealing with various compensation, pension and profit sharing plans, although at this time no such plans have been created.

EXECUTIVE COMPENSATION

    The following table lists the total compensation paid by the Company to persons who served in the capacity of chief executive officer during the periods indicated and to the only other executive officer who received annual compensation in excess of $100,000:

                           SUMMARY COMPENSATION TABLE
                                                                      LONG TERM
                                          ANNUAL COMPENSATION       COMPENSATION
                                                                       AWARDS
                                   --------------------------------  -----------
                                                                     SECURITIES
                                                                     UNDERLYING
    NAME AND PRINCIPAL POSITION     YEAR      SALARY        BONUS   OPTIONS/SARS
    ---------------------------     ----      --------     -------  ------------
    Charles A. Champion(1) ...      1995
    Chairman .................      1994      $ 36,000         --         50,975

    Tyrone J. Fairbanks(2) ...      1995      $125,000      $25,000      105,599
    President and CEO ........      1994      $102,500      $15,000       78,900
------------
(1) Mr. Champion was elected Chief Executive Officer on June 23, 1994, concurrently with the resignation of Daniel E. Pasquini as president. Mr. Champion did not previously serve as an executive officer of Fortune. On January 5, 1995, Mr. Champion resigned as Chief Executive Officer and Mr. Fairbanks was elected by the Board to succeed him in that position. Mr. Champion remained as Chairman of the Board until his resignation as Chairman and Director on February 8, 1996.

(2) The only years in which Mr. Fairbanks received salary and bonus exceeding $100,000 were 1995 and 1994. Mr. Fairbanks was elected President of Fortune on June 23, 1994, and became Chief Executive Officer on January 5, 1995. Prior to his election as President, he served as a Vice President and Chief Financial Officer.


      On May 30, 1995 the Company hired Mr. John L. Collins as Vice President of Investor Relations with a salary of $96,000 per year. Fortune issued to Mr. Collins 25,000 stock purchase warrants exercisable at $3.25 (the market price of the Common Stock on May 30, 1995, the date of issue) and expiring May 30, 2000.

      On March 11, 1996 the Company hired Mr. J. Michael Urban as Vice President and Chief Financial Officer with a salary of $120,000 a year. Fortune issued Mr. Urban 35,000 stock purchase warrants exercisable at $2.5625 (the market price of the Common Stock on March 11, 1996, the date of issue) and expiring on March 11, 2001.

      On October 16, 1996 the Company hired Mr. Dean W. Drulias as Executive Vice President and General Counsel with a salary of $125,000 a year. The Company issued Mr. Drulias 20,000 stock purchase warrants exercisable at $2.75 per share (the market price of the Common Stock on October 16, 1996, the date of issue) and expiring on October 16, 2001.

      The following table lists the outstanding options held on December 31, 1995 by the Company's Chief Executive Officer under Company's Stock Option
Plans:

                  AGGREGATE OPTION EXERCISE IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                                  NUMBER OF       VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS  IN-THE-MONEY OPTIONS
                                                                 AT FY-END            AT FY-END (1)
                          SHARES ACQUIRED                       EXERCISABLE/          EXERCISABLE/
            NAME            ON EXERCISE     VALUE REALIZED($)  UNEXERCISABLE        UNEXERCISABLE
            ----          ---------------   ----------------- ------------------------------------------
      Tyrone J. Fairbanks        -                   -           216,999/0           $461,122/$0

------------
(1) Based upon the Company's closing price at November 21, 1996, "in-the-money" value of these stock options is $94,937.

EMPLOYMENT AGREEMENTS

    The Company has entered into an employment agreement with Tyrone J. Fairbanks, its President and Chief Executive Officer. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control (which for purposes of this Agreement means a change in the majority of the Board of Directors following certain special events) Mr. Fairbanks is entitled to receive a single payment equal to two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price therefor. Mr. Fairbanks' agreement also provides for two (2) years of consulting services upon the completion of the primary term of his contract at forty percent (40%) of the last compensation thereunder. Mr. Fairbanks' current employment agreement provides for an annual salary of $150,000. The term of Mr. Fairbanks' employment contract expires December 31, 1997.

    The Company has entered into an employment agreement with Dean W. Drulias, its Executive Vice President and General Counsel. The agreement provides that if employment is terminated for any reason other than for cause, death or disability within two years following a change in control (which for purposes of this Agreement means a change in the majority of the Board of Directors following certain special events) Mr. Drulias is entitled to receive a single payment equal to two year's compensation and all shares of Common Stock subject to stock options then held by him without payment of the exercise price therefor. Mr. Drulias' agreement also provides for two (2) years of consulting services upon the completion of the primary term of his contract at forty percent (40%) of the last compensation thereunder. Mr. Drulias' current employment agreement provides for an annual salary of $125,000. The term of Mr. Drulias' employment contract expires December 31, 1998.

STOCK OPTIONS

    Fortune has four Stock Option Plans. The plans cover all officers and employees of the Company. Three of the plans also provide for options for directors of the Company. Awards are made by the Board of Directors upon recommendations of its Compensation Committee. There is no performance formula or measure. Options granted under the 1987 plan must be exercised within ten years of the date of grant or they are forfeited. Options granted under the 1988 plan, the 1991 plan and a new plan adopted in 1993 must be exercised within five years of the date of grant or they are forfeited. No future options will be granted under existing option plans at less than 85% of the fair market value of the Common Stock.

    All options available under the 1987, 1988 and 1991 plans have been granted, and no shares remain under any of these plans on which options may be granted. Options under the 1993 plan available for grant in 1993, 1994, 1995 and 1996 have been granted; additional options may be granted under the 1993 plan in 1997. Options have been granted as follows: (1) under the 1987 plan, options for 12,500 shares at a price of $2.60 per share; (2) under the 1988 plan, options for 27,500 shares at $2.60 per share; under the 1991 plan, options for 32,500 shares at $6.00 per share; and (4) under the 1993 plan, options for 75,000 shares at $5.00 per share granted in 1993, options for 263,000 shares at $5.48 per share granted in 1994, options for 264,000 shares at $6.03 per share granted in 1995, and options for 450,000 shares at $3.125 per share granted in 1996. The prices of the options granted in 1991, 1993, 1994 and 1995 were reduced to $2.75 on January 12, 1995.

    The following table shows the grants of stock options to each of the executives named in the Summary Compensation Table during 1995. No options were exercised by any of these individuals during 1995.

                              OPTION GRANTS IN 1995

                           NUMBER OF         % OF TOTAL
                           SECURITIES        OPTIONS/SAR'S
                           UNDERLYING        GRANTED TO
                          OPTIONS/SAR'S      EMPLOYEES IN          EXERCISE OR BASE   EXPIRATION
         NAME                GRANTED         FISCAL YEAR              PRICE ($/SH)        DATE
         ----             -------------      -------------          ---------------   ----------
    Charles A.             26,400               10.0%                   $2.75         05/08/1996
     Champion

    Tyrone J.              105,999              40.0%                   $2.75         01/12/2000
     Fairbanks(1))

    ------------
    (1) Mr. Fairbanks also received a grant of 80,000 Five Year stock options in 1996, exercisable at $3.125 representing 18% of the Company's total Options/SAR's granted to employees in 1996.


    In the event of a change in control of the Company, the shares of the Company's common stock subject to options granted to all option holders under the Company's stock option plans will be issued to them without further action on their part or the payment of the exercise price for such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    As part of the relocation of Fortune Petroleum Corporation's headquarters to Houston, Texas, the Company provided Tyrone J. Fairbanks, its President and Chief Executive Officer, with an incentive relocation package to facilitate his move to Texas. The package consisted of a payment by the Company of Mr. Fairbanks' moving expenses, a non-recourse, unsecured loan in the amount of $80,000 bearing interest at the rate of 6% per annum, with $20,000 of such loan forgiven in each of four consecutive years beginning in 1996 provided Mr. Fairbanks is still employed by the Company or has been terminated by the Company without cause, and a secured recourse loan in the amount of $70,000 also bearing interest at the rate of 6% per annum, payable interest only for two years with a $35,000 principal payment due on the second and third anniversary of the loan. The Company also extended the term of Mr. Fairbanks' employment contract through December 31, 1997.

    On April 24, 1995, the Company obtained a $300,000 "bridge" loan to enable it to pay certain expenses, including $100,000 on its Credit Facility. The loan was obtained from LEX, which in turn had borrowed the funds from several individuals. Upon the consummation of the Company's acquisition of LEX, it became liable on such loans. The loans were repaid out of the proceeds of the Company's recently concluded Common Stock offering. Among the individuals who loaned funds to LEX were Mrs. William H. Forster, mother of William D. Forster, a principal of LEX and a former director and principal stockholder of Fortune, and John E. McConnaughy, Jr., formerly a principal stockholder of the Company. (See "Principal Stockholders") Each of Mrs. Forster and Mr. McConnaughy loaned LEX $100,000 and received from LEX, as an inducement to make the loan, 33,333 shares of Common Stock and 33,333 stock purchase warrants out of 170,000 shares and 170,000 warrants issued to LEX prior to the closing of the acquisition. W. Forster & Co., Inc., a corporation wholly owned by William D. Forster, received a $30,000 placement fee from the Company for assistance in arranging the $300,000 bridge loan. As a result of its acquisition of LEX, Fortune was required, at the time the bridge loan was repaid, to accelerate the amortization of the value of the shares paid by LEX to the lenders in connection with the bridge loan in the amount of $150,000.

    In order to provide additional capital for development activities, on December 19 and 20, 1994, the Company borrowed an aggregate of $750,000 from certain principal stockholders and from each of its directors then serving (Messrs. Champion, Drulias, Fairbanks, Folsom and Walker). The directors loaned $175,000 to the Company in the aggregate. $375,000 was obtained from Klein Ventures, Inc., and $200,000 was obtained from Jack Farber. (See "Security Ownership of Certain Beneficial Owners and Management") The notes were unsecured, bore interest at 11% per annum (1.5% above the Bank One, Texas, prime rate), payable monthly, and were due six months from their respective dates of issue. The loans from each of the directors were repaid in full on December 21, 1995. Both the Klein Ventures, Inc. and Farber notes permitted the holder to elect to exchange their notes for shares of Common Stock at the price on the date the notes were issued ($2.00 and $1.875 per share, respectively), and Fortune reserved 294,166 shares of common stock for such purpose. Klein Ventures, Inc. and the Estate of Jack Farber exercised the option contained in their note agreement to convert the note to Fortune Common Stock. This option was not available to the directors.

    As additional consideration for making the loan, Klein Ventures, Inc. received 10,000 stock purchase warrants with an exercise price of $2.40 per share, and Mr. Farber received 35,000 stock purchase warrants with an exercise price of $1.875 per share. The Company also agreed to name two individuals nominated by Mr. Farber to fill vacancies on the Board of Directors. Barry Feiner, Esq., who served as counsel to Mr. Farber prior to the latter's death on May 5, 1995 and to Barry Blank, another principal stockholder of the Company, and Mr. Gary Gelman, Mr. Farber's grandson, were elected to the Board of Directors in January 1995 pursuant to this agreement. Both Mr. Feiner and Mr. Gelman were re-elected to the board by the stockholders at the 1996 annual meeting.

    See "Management - Directors and Officers" for information regarding legal services performed by Burris, Drulias & Gartenberg, A Professional Corporation, for the Company and the Representatives. Dean Drulias, an officer and director of the Company, was formerly a stockholder of such law firm.

    All of the foregoing transactions between the Company and members of management or principal stockholders were, and any future transactions will be, on terms no less favorable to the Company than those which could be obtained from unaffiliated third parties. In addition, no future transaction will be entered into between the

Company and members of management or principal stockholders unless such transactions are approved by a majority of the directors who are not members of management or principal stockholders.

LIMITED LIABILITY OF DIRECTORS

    In accordance with the Delaware General Corporation Law, the Company has included a provision in its Certificate of Incorporation to limit the personal liability of its directors for violations of their fiduciary duties. The provision eliminates such directors' liability to the Company or its stockholders for monetary damages, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which any director derived an improper personal benefit.

    This provision protects the Company's directors against personal liability for monetary damages arising from breaches of their duty of care. Directors remain liable for breaches of their duty of loyalty to the Company and its stockholders and for the specific matters set forth above, as well as for violations of the federal securities laws. The provision has no effect on the availability of equitable remedies such as injunction or rescission. Additionally, these provisions do not protect a director from activities undertaken in any capacity other than that of director.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Such indemnification applies to any threatened, pending or contemplated suit or proceeding arising by reason of such person acting as an officer or director of the Company or its affiliates.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             PRINCIPAL STOCKHOLDERS

    The following table contains information at October 31, 1996, as to all persons who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the outstanding shares of the common stock of the Company and of all officers and directors.

                                                          AMOUNT AND NATURE       PERCENT
        NAME                                           OF BENEFICIAL OWNERSHIP   OF CLASS(1)
        ----                                           -----------------------   -----------
    Barry Blank,
      5353 N. 16th St., Phoenix, AZ(5)                        811,313              6.8%
    William D. Forster,
      237 Park Ave, New York (2)(3)                           795,000              6.7%
    BSR Investments, Inc.,
      Paris, France(2)(4)                                     715,000              6.0%
    Klein Ventures, Inc.,
      1307 E. Pine St., Lodi, CA(6)                           640,017              5.5%
    Tyrone J. Fairbanks (Director, President,
      and CEO) 515 W. Greens Rd., Houston, TX(7)              318,440              2.7%
    William T. Walker, Jr. (Director)
      515 W. Greens Rd., Houston TX(7)                        192,749              1.7%
    John L. Collins (Vice President)
      515 W. Greens Rd., Houston TX(7)                        180,000              1.6%
    Dean W. Drulias (Director, Executive Vice-President,
      General Counsel and Corporate Secretary)
      515 W. Greens Rd., Houston, TX(7)                       106,241                *
    Graham S. Folsom (Director)
      515 W. Greens Rd., Houston, TX(7)                        94,384                *
    Gary Gelman (Director)
      515 W. Greens Rd., Houston, TX(7)                        55,112                *
    J. Michael Urban (Vice President and CFO)
      515 W. Greens Rd., Houston, TX(7)                        55,000                *
    Barry Feiner (Director)
      515 W. Greens Rd., Houston, TX(7) (8)                    49,612                *
    All Officers and Directors
    as a group of eight (8) persons                         1,051,538              8.4%

    -----------------
    (1)  The asterisk (*) indicates less than 1%.

    (2) Forster and BSR are the record holders of these shares issued in connection with the LEX acquisition. Ensign Financial Group Limited claims a one-third interest in such shares and the stock purchase warrants issued in the acquisition. In light of the dispute which has arisen over the ownership of these shares and warrants, the Company is unable to state the beneficial ownership of such shares and warrants. (See "Business and Properties - Legal Proceedings") If Ensign's position is upheld by the New York courts and it is awarded one-third of the securities issued in the LEX acquisition, to the best of the Company's knowledge, the ownership, including shares underlying the stock purchase warrants and other securities noted in footnote (3) and (4), would be as follows:

                                                 AMOUNT AND NATURE OF   PERCENT
                                                 BENEFICIAL OWNERSHIP   OF CLASS
                                                 --------------------   --------
        Ensign Financial Group Limited, NY, NY .....    800,000           6.8%
        William D. Forster, New York, NY ...........    395,000           3.4%
        BSR Investments, Inc., Paris, France .......    315,000           2.7%

    (3) Includes 515,000 shares of Common Stock underlying stock purchase warrants exercisable at $4.75 per share and expiring April 2000.

    (4) Includes 515,000 shares of Common Stock underlying stock purchase warrants exercisable at $4.75 per share and expiring April 2000. Based on information provided to the Company by BSR, voting and dispositive power is exercised by Samyr Souki, the president of BSR.

    (5) Includes 279,200 shares of Common Stock and an additional 432,113 shares of which are underlying 300,600 stock purchase warrants held by Mr. Blank and exercisable at $3.75 per share and 100,000 shares of Common Stock underlying 100,000 stock purchase warrants, exercisable at $2.40 per share, issued to the Underwriters in the Company's 1995 Equity Offering which Mr. Blank acquired from Coleman & Company Securities, Inc. Mr. Blank is a Vice President and registered representative with Coleman and Company Securities, Inc.

    (6) Klein Ventures, Inc. is owned by Mr. Bud Klein. The number of shares shown includes 138,888 shares underlying stock purchase warrants issued to Klein Ventures, Inc. in the Hinkle acquisition, 115,000 shares underlying 80,000 public stock purchase warrants acquired in the Company's 1993 public equity offering exercisable at $3.75 per share and an aggregate of 88,629 shares of stock owned by Klein Bros. Holdings, Ltd., and 10,000 shares issuable upon exercise of stock purchase warrants with an exercise price of $2.40 per share issued to Klein Ventures, Inc. (See "Certain Relationships and Related Transactions") Each record owner possesses sole voting and disposition power over such shares, and Klein Ventures, Inc. and Mr. Bud Klein disclaim beneficial ownership of shares owned by Klein Bros. Holdings, Ltd. which is owned by Klein Ventures, Inc. and five of Mr. Klein's children and relatives. However, Klein Ventures, Inc., Klein Bros. Holdings, Ltd. and Bud Klein may be considered a "group" under regulations of the Securities and Exchange Commission.

    (7) Includes 296,999 shares issuable to Mr. Fairbanks upon the exercise of stock options granted to him under the Company's various stock option plans, exercisable at prices of $2.75 to $3.125 per share; an aggregate of 376,100 shares issuable upon exercise of stock options granted to other officers and directors under the Company's various stock option plans, exercisable at prices of $2.75 to $3.125 per share; 88,289 shares issuable upon exercise of common stock purchase warrants (at $4.41 per warrant) and 22,264 shares issuable upon exercise of 3,600 warrants (at $11.14 each for 3.3097 shares of Common Stock and two stock purchase warrants exercisable at $3.75 each for 1.4375 shares) issued in connection with the Company's 1993 equity offering to William T. Walker, Jr. prior to becoming a director of the Company; 25,000 shares issuable upon the exercise of common stock purchase warrants (at $3.25 per share) issued to John L. Collins on May 30, 1995; 35,000 shares issuable upon the exercise of common stock purchase warrants (at $2.5625 per shares) issued to J. Michael Urban on March 11, 1996; and 20,000 shares issuable upon the exercise of common stock purchase warrants (at $2.75 per shares) issued to Dean W. Drulias on October 16, 1996.

    (8) All shares shown are owned by Mrs. Barry Feiner, wife of Barry Feiner, and Mr. Feiner disclaims beneficial ownership of all such shares.

                                 EXCHANGE OFFER

    By this Prospectus, each Debentureholder is offered the opportunity to convert some or all of his Debentures into 286 shares of Common Stock and 250 Exchange Warrants for each $1,000 principal amount of Debentures. Cash will be issued in lieu of fractional shares. Debentureholders wishing to accept this offer must tender the certificates evidencing their Debentures and a completed Transmittal Letter in the form accompanying this Prospectus to Fortune Petroleum Corporation, Attention: J. Michael Urban, Chief Financial Officer, 515 West Greens Road, Suite 720, Houston, Texas, 77067 ON OR BEFORE THE CLOSE OF BUSINESS ON JANUARY 16, 1997. Tenders received after that date will not be accepted, provided that the Company reserves the right to extend the conversion period for up to an additional 45 days upon written notice to all Debentureholders. Debentureholders who have questions regarding the Exchange Offer should call the Co-Conversion Agents: Mr. Brent W. Berry, Branch Manager for Brookstreet Securities Corporation at (800) 466-8658, or Ms. Cynthia Keefover, Vice President for Toluca Pacific Securities Corporation at (818) 955-6444.

    Tenders once made are irrevocable, except that if Debentureholders holding less than 80% in principal amount of the Debentures fail to tender their Debentures for conversion, no tenders will be accepted and all tendered Debentures will be returned.

    Certificates evidencing the shares of Common Stock and Exchange Warrants issued to each converting Debentureholder will be transmitted by the Company's transfer agent by certified mail, return receipt requested, as soon as practicable following the termination of the tender period. The Common Stock received by the Debentureholders who convert, including any Common Stock received through exercise of the Exchange Warrants, will not be tradable during the first 90 days following the Closing Date. The Company will legend the stock certificates evidencing the Common Stock issued in connection with the Exchange Offer and will issue appropriate stop transfer instructions to its transfer agent regarding this restriction.

    Debentureholders tendering their Debentures whose tenders are accepted will be entitled to receive interest on the Debentures through December 31, 1996. Debentureholders tendering their Debentures whose tenders are accepted will NOT be entitled to receive interest for any period subsequent to December 31, 1996. Debentureholders not tendering their Debentures will continue to receive interest on the Debentures, in accordance with the terms of the Debentures.

    For services rendered in connection with the Exchange Offering, the Co-Conversion Agents will receive warrants to purchase 40 shares of the Common Stock for each $1,000 principal amount of Debentures tendered and accepted by the Company. If all Debentures are tendered, the Co-Conversion Agents will receive warrants to purchase a total of 69,000 shares. The Co-Conversion Agent warrants will be exercisable for a period of three years from the Effective Date at a price of $3.4965 per share.

    The Company reserves the right to determine the validity and timeliness of all tenders, and its determination shall be final.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    Set forth below is a discussion of certain federal income tax consequences to persons exchanging their Debentures for Common Stock and Exchange Warrants pursuant to this offering. This discussion summarizes the opinion of Reish & Luftman, Los Angeles, California, delivered to the Company in connection with this offering. The discussion sets forth the material tax consequences to investors in this offering but does not purport to deal with all aspects of federal taxation (or with any aspect of state, local or foreign taxation) that may be relevant to investors in light of their personal investment and tax circumstances. Certain investors (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. HOLDERS OF DEBENTURES DESIRING TO ACCEPT THE EXCHANGE OFFER ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS

REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF CONVERTING THEIR DEBENTURES INTO COMMON STOCK AND EXCHANGE WARRANTS. CONVERSION OF DEBENTURES

    Generally no gain or loss will be recognized upon the conversion of a Debenture into solely Common Stock (except with respect to cash received in lieu of fractional shares received on the Debentures). However, Exchange Warrants do not qualify for the non-recognition of gain or loss. The amount of the gain or loss on the transaction will be equal to the difference between the cost or basis of the Debentures surrendered and the sum of the cash (other than accrued interest) and the fair market values of the Common Stock and Exchange Warrants received; however, gain will be recognized (i.e. included in taxable income) only to the extent of the cash and fair market value of the Exchange Warrants received.

    If a Debenture being converted into Common Stock is one as to which there is accrued market discount, such accrued market discount will carry over to the Common Stock (to the extent that such accrued market discount has not previously been included in the holder's income) and any gain realized upon the subsequent disposition (including a gift) of such Common Stock, to the extent of such accrued market discount, may be taxable as ordinary interest income. (See "Market Discount on Sale of Common Stock")

BASIS OF COMMON STOCK AND EXCHANGE WARRANTS

    The basis of the Exchange Warrants received on the exchange will be equal to their fair market value.

    The basis of the Common Stock received on the exchange will equal the basis of the Debenture in the hands of the exchanging Debentureholder, reduced by (i) the fair market value of the Exchange Warrants received, (ii) the amount of any money received by the exchanging Debentureholder and (iii) the amount of any loss recognized by the exchanging Debentureholder on the exchange, and increased by the amount of any gain recognized by the exchanging Debentureholder. In most cases, the exchanging Debentureholder's basis in the Common Stock received on the exchange will equal the basis of the Debenture, less the portion of such basis allocated to the Exchange Warrants received and the portion of such basis allocated to portion of the Debentures for which cash was received in lieu of fractional shares.

HOLDING PERIOD OF COMMON STOCK AND EXCHANGE WARRANTS

    The holding period of the Exchange Warrants for holders of the Exchange Warrants who hold the Exchange Warrants as capital assets, for purposes of determining whether gain or loss on the disposition of the Exchange Warrant is long term or short term capital gain or loss, commences with the date the Exchange Warrants are issued in connection with the Exchange Offer and terminates on the date of disposition of the Exchange Warrant in a taxable transaction. If the Exchange Warrant is exercised, the holding period of the Common Stock acquired upon such exercise will include the period the Warrantholder held the Exchange Warrant.

    The holding period of the Common Stock acquired in the Exchange Offer for holders of the Common Stock who hold the Common Stock as capital assets, for purposes of determining whether gain or loss on the disposition of the Common Stock acquired in the Exchange Offer is long term or short term capital gain or loss, will be deemed to include the time period that the shareholder owned the Debenture.

DISPOSITION OF THE COMMON STOCK AND EXCHANGE WARRANTS

    On the sale, redemption or other disposition of the Common Stock acquired in the exchange, a holder will recognize gain or loss measured by the difference between the amount of cash and the fair market value of the property received and the holder's tax basis in the Common Stock sold, exchanged or otherwise disposed of. Except as set forth in the second paragraph of "Conversion of Debentures", such gain or loss will be a capital gain or loss, provided the Common Stock was held as a capital asset, and will be long term gain or loss if the Common Stock were held for more than one year, including the period that the Debenture was held.

    On the sale, redemption or other disposition of the Exchange Warrants acquired in the exchange, other than by exercise of the Exchange Warrants and their conversion into Common Stock, the holder will recognize gain or loss measured by the difference between (a) the amount of cash and the fair market value of the property received and (b) the holder's tax basis in the Exchange Warrants sold, exchanged or otherwise disposed of. Such gain or loss will be a capital gain or loss, provided the Exchange Warrants were held as a capital asset, and will be long term gain or loss if the Exchange Warrants were held for more than one year.

    On the exercise of the Exchange Warrants and their conversion into Common Stock, generally no gain or loss will be recognized by the holder of the Exchange Warrants (except with respect to cash received in lieu of fractional shares). The holder of Exchange Warrants converted into Common Stock will generally have the same basis for the Common Stock as for the Exchange Warrants, less that portion of the basis of the Exchange Warrants allocable to any fractional share for which cash is received. With respect to holders of the Common Stock acquired on the conversion of the Exchange Warrants, who holds the Exchange Warrants and Common Stock as capital assets, for purposes of determining whether gain or loss on the disposition of the Common Stock acquired through the exercise of the Exchange Warrants is long term or short term capital gain or loss, the holding period of the Common Stock acquired on the conversion of the Exchange Warrants will include the time period that the shareholder owned the Exchange Warrant. Such gain or loss will be a capital gain or loss, provided the Common Stock was held as a capital asset, and will be long term gain or loss if the Common Stock were held for more than one year, including the period that the Exchange Warrants were held.

MARKET DISCOUNT ON SALE OF COMMON STOCK

    If the Debentureholder purchased such Debenture at a market discount, the accrued market discount will carry over to the Common Stock acquired on the exchange (see second paragraph of "Conversion of Debentures"). If the holder of such Common Stock subsequently recognizes gain upon a disposition (including a gift) of the Common Stock, the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount which accrued while the Debenture was held by such holder will be treated as ordinary interest income at the time of the disposition. The rules also provide that a subsequent holder of any Debenture who acquired it at a market discount will be required to defer the deduction of the interest on any indebtedness incurred or maintained to purchase or carry the Debenture until the Debenture (or the Common Stock for which it is exchanged) is disposed of in a taxable transaction.

    Holders of Debentures acquired at a market discount may elect to include market discount in income as the discount accrues, either on a ratable basis or on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may be revoked without the consent of the Internal Revenue Service ("IRS"). If a Debentureholder so elected to include market discount in income, the foregoing rules with respect to (i) the recognition of ordinary market discount income on sales or certain other dispositions of the Common Stock acquired in exchange for the Debenture and (ii) the deferral of interest deductions on indebtedness related to such Debenture would not apply.

BACKUP WITHHOLDING

    Under the backup withholding rules, a holder of a Debenture or Common Stock may be subject to backup withholding at the rate of 31% with respect to interest or dividends, respectively, paid on, and the cash proceeds of the sale, redemption or other disposition of, the Debentures or Common Stock unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. No withholding will be due on the Common Stock received for the conversion of the Debentures. Backup withholding should not be required for the value of the Exchange Warrants received. Backup withholding may be required for the amount received for fractional shares, depending upon the amount so received. If holders of Debentures have not already done so, they will be required to complete an IRS Form W-9 in order to provide the required information to the Company or its agent. A holder of a Debenture or Common Stock who does not provide the Company or its agent with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

    The Company will report to the holders of the Debentures and/or Common Stock and the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on the Debentures or Common Stock.

                            DESCRIPTION OF SECURITIES

COMMON AND PREFERRED STOCK

    The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

    The Company's Certificate of Incorporation, as amended, currently authorizes 40,000,000 shares of Common Stock, $.01 par value and 2,000,000 shares of preferred stock, $1.00 par value. Of this total, 11,431,663 shares of Common Stock have been issued or are issuable under options and warrants and are outstanding at October 31, 1996. Additionally, the Company has reserved 493,350 shares of the Company's Common Stock for issuance upon the conversion of outstanding Debentures, 431,250 shares for issuance upon exercise of the Exchange Warrants and 69,000 shares for issuance upon the exercise of the Co-Conversion Agent warrants. No preferred stock is currently outstanding.

COMMON STOCK

    Holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and upon liquidation are entitled to share ratably in any distribution to stockholders. All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, including the election of directors. In keeping with stockholder democracy rights, Fortune's Certificate of Incorporation permits the stockholders to remove any director or the entire board of directors, with or without cause, upon a vote of a majority of the outstanding shares.

    All issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable, and shares issued upon conversion of the Debentures will be validly issued, fully paid and non-assessable. Holders of the Common Stock do not have pre-emptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into shares. The Common Stock received by the Debentureholders who convert, including any Common Stock received in connection with exercising the Exchange Warrants, will not be tradable during the first 90 days following the Closing Date.


    Additionally, under Section 145 of the Delaware General Corporation Law, the Company has availed itself of the provisions permitting the limitation of liability through the indemnification of officers, directors, employees and agents of Delaware corporations. (See "Certain Relationships and Related Transactions - Limited Liability of Directors" and " Indemnification of Officers and Directors")

PREFERRED STOCK

    The Certificate of Incorporation authorizes the Board of Directors to establish and designate the classes, series, voting powers, designations, preferences and relative, participating, optional or other rights, and such qualifications, limitations and restrictions of the Preferred Stock as the Board, in its sole discretion, may determine without further vote or action by the stockholders.

    The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, or could adversely affect the rights and powers, including voting rights, of holders of Common Stock.

    The existence of the Preferred Stock, and the power of the Board of Directors of the Company to set its terms and issue a series of Preferred Stock at any time without stockholder approval, could have certain anti-takeover effects. These effects include that of making the Company a less attractive target for a "hostile" takeover bid or rendering more difficult or discouraging the making of a merger proposal, assumption of control through the acquisition of a large block of Common Stock or removal of incumbent management, even if such actions could be beneficial to the stockholders of the Company.

DEBENTURES

    The Debentures were issued under an Indenture between the Company and IBJ Schroeder Bank & Trust Company, as Trustee (the "Trustee"), and are unsecured convertible subordinated obligations of the Company. They were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Debentures bear interest at the rate of 10-1/2% per annum, payable semiannually on January 1 and July 1 of each year.

    The Debentureholders have the right, at the holder's option, to convert any portion of the principal amount in integral multiples of $1,000, into shares of Common Stock at any time prior to the close of business on the business day preceding maturity at a conversion price of $6.32 per share. The conversion price is subject to adjustment in certain events, including: the issuance of Common Stock as a dividend on any class of capital stock of the Company; subdivisions and combinations of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at less than the current market price (as defined in the Indenture) thereof; and, with certain exceptions, the distribution to all holders of Common Stock of shares of its capital stock (other than shares of Common Stock), evidences of its indebtedness, assets (excluding cash dividends or distributions paid out of the Company's current or retained earnings) or rights or warrants other than those mentioned above.

    The payment of the principal, premium, if any, and interest on, and redemption of, the Debentures will be subordinated in right of payment to the extent set forth in the Indenture to the payment of the current portion of the Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created. The principal amount of Senior Indebtedness at September 30, 1996 was $1,475,000. The term "Senior Indebtedness" means (a) all indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, secured by assets of the Company having a value (as determined by the Board of Directors of the Company) of more than 50% of the outstanding principal amount of such indebtedness or $100,000, whichever is less, (i) for borrowed money, (ii) for money borrowed by others and guaranteed, directly or indirectly, by the Company, or (iii) constituting purchase money indebtedness for the payment of which the Company is directly or contingently liable, unless, in any such case, by the terms of the instrument creating or evidencing such indebtedness it is provided that such indebtedness is not superior in right of payment to the Debentures or to other indebtedness which is PARI PASSU with, or subordinated to, the Debentures, and (b) any deferrals, renewals or extensions of any such Senior Indebtedness, or securities, notes or other evidences of Indebtedness issued in exchange for such Senior Indebtedness. As used in the preceding sentence the term "purchase money indebtedness" means indebtedness evidenced by a note, debenture, bond or other similar instrument issued to or assumed for a vendor as all or part of the purchase price of such assets acquired by the Company.

    No payment on account of principal, premium, if any, or interest on, or repurchase of, the Debentures may be made by the Company if there is a default in the payment of principal, premium, if any, or interest with respect to any Senior Indebtedness or if any event of default with respect to any Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof, shall have occurred and shall not have been cured or waived or shall not have ceased to exist after written notice to the Company and the Trustee by any holder of Senior Indebtedness. However, failure to pay the principal, interest or premium, if any, on the Debentures, on the due dates set forth in the Indenture, constitutes a default under the Debentures. Upon any acceleration of the principal due on the Debentures or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due on all Senior Indebtedness must be paid in full before the Holders of the Debentures are entitled to received any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Debentures, and may result in a reduction or elimination of payments to the Holders of the Debentures.

    The Indenture does not limit the Company's ability to incur Senior Indebtedness. In addition, the Indenture does not limit the ability of the Company's subsidiaries to incur indebtedness, which effectively is senior to the Debentures with respect to assets of the respective subsidiary.

    The Debentures are redeemable at the Company's option, as a whole or in part, upon not less than 30 nor more than 60 days after notice has been mailed to each Debentureholder at the following Redemption Prices (expressed as percentages of the principal amount) together in each case with accrued interest to the date fixed for redemption; PROVIDED, that if the date fixed for redemption is an Interest Payment Date, the interest payable on such date shall be paid to the holders of record at the close of business on the applicable Record Date subject to the provisions of the Indenture. If redeemed during the 12-month period beginning April 1, of the following years:

                                            REDEMPTION
                       YEAR                    PRICE
                       ----                 ----------
                       1996                    101%
                       1997                    100%

and thereafter at 100% of the principal amount. Upon receipt of a notice of redemption, the Holder may convert the Debentures called for redemption until the close of business on the Redemption Date (and if such day is not a business day, then the immediately preceding business day).

    The following are Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Debenture when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Debenture when due, continuing for 15 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure to perform any other covenant of the Company in the Indenture, continuing for 30 days after written notice as provided in the Indenture by the Trustee or at least 25% in aggregate principal amount at Stated Maturity of the Debentures; (d) certain events in bankruptcy, insolvency or reorganization. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, and other conditions set forth in the Indenture, the Holders of a majority in aggregate principal amount of the Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; otherwise, the Trustee will have the right to exercise such powers under the Indenture and to pursue such remedies and procedures as it considers necessary or appropriate. Upon the occurrence of an Event of Default, the maturity of the full amount of the Debentures may be accelerated and becomes due, subject to the rights of the Senior Indebtedness, and subject to the notice provisions contained in the Indenture.

    If an Event of Default shall occur or be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Debentures outstanding may accelerate the maturity of all Debentures; provided, however, that after such acceleration, but before a judgment or decree is obtained by the Trustee based on that default, Holders of a majority in aggregate principal amount of Debentures outstanding may, under certain circumstances, rescind and annul such acceleration. Further, prior to any acceleration of the maturity of the Debentures, the holders of a majority in aggregate principal amount of Debentures outstanding may waive any past default or Event of Default except (1) default in the payment of principal, premium, if any, or interest on any of the Debentures or (2) in respect of a covenant or provision of the Indenture which, under Article 11, may not be modified or amended without the consent of the holder of each outstanding Debenture.

    No Debentureholder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Debentures shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Debentures a direction inconsistent with such request and shall have failed to institute such proceeding within 30 days. However, such limitations do not apply to a suit instituted by a Holder of a Debenture for the enforcement of payment of the principal of and premium, if any, or interest on such Debenture on or after the respective due dates expressed in such Debenture or of the right to convert such Debenture in accordance with the Indenture. In addition to all other remedies available to the Holders upon the occurrence of an Event of Default, the Holders of Debentures representing not less than 25% of the aggregate principal amount of the Debentures outstanding may (but are not obligated to) appoint one person to the Company's board of directors so long as the default continues.

    The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than 50% in aggregate principal amount of the Outstanding Debentures; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debenture affected thereby, (i) extend the fixed maturity of any Debenture, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or make the principal thereof or any premium or interest thereon payable in any coin or currency other than that hereinbefore provided, or reduce any premium payable on the redemption thereof or impair the right to convert the Debentures into Common Stock on the terms set forth in the Indenture or impair or affect the right of any Holder to institute suit for payment thereof, without the consent of the Holder so affected, or (ii) reduce the percentage in principal amount at Stated Maturity of the outstanding Debentures, the consent of whose Holders is required to amend the Indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions hereof or of certain defaults hereunder and their consequences provided for in this Indenture.

    Without the consent of any Holders, the Company, together with the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture, in form satisfactory to the Trustee for any of the following purposes: among other things, to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company contained in the Indenture and in the Debentures; or so to add the covenants of the Company for the benefit of the Holders, or to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision of the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interests of the Holders of Debentures in any material respect.

    The Holders of a majority in aggregate principal amount of the Outstanding Debentures may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Debentures may waive any past default prior to any acceleration of the maturity of the Debentures under the Indenture, except a default in the payment of principal, premium or interest, or in respect to the provisions referred to in (i) and (ii) above and after acceleration under certain conditions.

EXCHANGE WARRANTS

    Each Exchange Warrant will entitle the holder to purchase one share of Common Stock for a period of three years following the Effective Date. One-half of the Exchange Warrants received by a converting Debentureholder will have an exercise price equal to the $4.00 per share and one-half will have an exercise price of $5.00 per share. The Exchange Warrants are callable by the Company, at $.05 per Warrant, upon 30 days notice, at any time after the closing price per share of the Common Stock for ten consecutive trading days equals or exceeds $6.00 per share. In the event the Company gives notice of its intention to redeem, a holder would be forced either to exercise his or her Warrant within 30 days of the notice of redemption or accept the redemption price.

    The Exchange Warrants will be issued in registered form under a Warrant Agreement between the Company and the Debentureholders. The shares of Common Stock underlying the Warrants, when issued upon exercise of a Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise. The Common Stock received by the

Debentureholders who convert, including any Common Stock received in connection with exercising the Exchange Warrants, will not be tradable during the first 90 days following the Closing Date.

    The Company is not required to issue fractional shares upon the exercise of a Warrant. The holder of a Warrant will not possess any rights as a stockholder of the Company until such holder exercises the Warrant. A copy of the form of Warrant Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

    The principal transfer agent and registrar for the Common Stock and the Preferred Stock offered hereby is U.S. Stock Transfer Corporation, Glendale, California. The co-transfer agent and co-registrar for such securities is Chase Mellon Shareholder Services.

CERTAIN ANTI-TAKEOVER DEVICES

    Section 203 of the Delaware General Corporation Law (the "Delaware Takeover Statute") applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 2,000 or more persons. In general, Section 203 prevents an "interested stockholder" (defined generally as any person owning, or who is an affiliate or associate of the corporation and has owned in the preceding three years, 15% or more of a corporation's outstanding voting stock and affiliates and associates of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (1) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

    These provisions could have the effect of delaying, deferring or preventing a change of control of the Company.

    The Commission has indicated the use of authorized unissued shares of voting stock could have an anti-takeover effect. In such case, various specific disclosures to the stockholders are required. It has not been management's intent to install an anti-takeover device nor is it expected that the Company's authorized but unissued shares of common and preferred stock would be used for that purpose. In addition, it is not the Company's intent to rely on any provision of Delaware Law, including Section 203, for their anti-takeover effects. Any business combination, as that term is used in Section 203, would be reviewed by the Company's Board of Directors solely for its impact on the Company.

                                  LEGAL MATTERS

    Reish & Luftman, Los Angeles, California, has passed upon the legality of the securities offered hereby for the Company. C. Frederick Reish, a shareholder of such firm, holds 1,000 shares of the Common Stock.

                                     EXPERTS

    The financial statements of the Company as of December 31, 1994 and 1995 and for each of the years in the three year period ended December 31, 1995, and the statements of revenues and direct operating expenses of the oil and gas property interests acquired from PetroFina S.A. for each of the years in the three year period ended December 31, 1994 have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 financial statements of the Company refers to the adoption of the provisions of statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," as of December 31, 1995.

    The information appearing herein with respect to net proved oil and gas reserves of the Company at December 31, 1993, 1994 and 1995, was estimated by Huddleston & Co., Inc., independent petroleum engineers, and at December 31, 1993 and 1994 was estimated by Sherwin D. Yoelin, petroleum engineer, and is included herein on the authority of such engineers as experts in petroleum engineering.

                                    GLOSSARY

    BBL.                    "Bbl" means barrel. "Mbbl" means thousand barrels.
                            "MMBbl" means million barrels.

    BOE. "BOE" means barrel of oil equivalent, which are determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that six Mcf of natural gas is referred to as one barrel of oil equivalent or "BOE". "MBOE" means thousands of barrels of oil equivalent. "MMBOE" means millions of barrels of oil equivalent.

    BCF.                    "Bcf" means billion cubic feet.

    GAS WELL.               A gas well is a well drilled for producing only gas
                            as its primary product and not producing oil or condensate.

    GROSS ACRES OR WELLS.   "Gross Acres or Wells" are the total acres or wells,
                            as the case may be, in which an entity has an interest, either directly or through an affiliate.

    MCF. "Mcf" means thousand cubic feet. "Mmcf" means million cubic feet.

    MMBTU. One Million British Thermal Units. A British Thermal Unit is the amount of heat needed to raise the temperature of one pound of water one degree Fahrenheit.

    NET  ACRES OR WELLS.    A party's "net acres" or "net wells" are calculated
                            by multiplying the number of gross acres or gross wells in which that party has an interest by the fractional interest of the party in each such acre or well.

    PRODUCING PROPERTIES
     OR RESERVES.           Producing Reserves are Proved Developed Reserves
                            expected to be produced from existing completion intervals now open for production in existing wells.
                            A Producing Property is a property to which Producing Reserves have been assigned by an independent petroleum engineer.

    PROVED DEVELOPED
     RESERVES.              "Proved Developed Reserves" are Proved Reserves
                            which can be expected to be recovered through existing wells with existing equipment and operating methods.

    PROVED RESERVES.        "Proved Reserves" are the estimated quantities of
                            crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

    PROVED UNDEVELOPED
     RESERVES.              "Proved Undeveloped Reserves" are Proved Reserves
                            which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The offset units containing the proved-undeveloped reserves are reasonably certain of commercial production when drilled.

    PROVED DEVELOPED
     PRODUCING RESERVES

                            Proved Developed Producing Reserves are defined as those that are recoverable from completion intervals in existing wells that are currently open and delivering commercial volumes of hydrocarbons to market.


    PROVED DEVELOPED
    NON-PRODUCING RESERVES  Proved Developed Non-Producing Reserves are defined as those that are recoverable from zones behind cemented casing in existing wells which will require additional completion work or a future recompletion prior to the start of production. The cost of making such oil reserves available for production is insignificant relative to the volume of reserves expected to be recovered from the planned recompletion programs. The reserves are supported by actual production performance from wells completed in the prospective sands elsewhere in the local area.

    RESERVES.               "Reserves" means crude oil and natural gas,
                            condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

    ROYALTY INTEREST.       A "Royalty Interest" is an interest in an oil and
                            gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.


    SEC METHOD.             The SEC method is a method of determining the
                            present value of proved reserves. Under the SEC method, the future net revenues from proved reserves are estimated assuming that oil and gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain a present value.


    UNDEVELOPED ACREAGE.    "Undeveloped Acreage" is oil and gas acreage
                            (including, in applicable instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.


    WORKING INTEREST.       A "Working Interest" is the operating interest under
                            an Oil and Gas Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

        IN THIS PROSPECTUS, NATURAL GAS VOLUMES ARE STATED AT THE LEGAL PRESSURE BASE OF THE STATE OR AREA IN WHICH THE RESERVES ARE LOCATED AT 60 DEGREES FAHRENHEIT

                          INDEX TO FINANCIAL STATEMENTS
                                                                            PAGE

Independent Auditors' Report - KPMG Peat Marwick LLP........................F-2

Balance Sheets - December 31, 1994 and December 31, 1995....................F-3

Statements of Operations for the years ended
   December 31, 1993, 1994 and 1995.........................................F-5

Statements of Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995..........................................F-6

Statements of Cash Flows for the years ended
  December 31, 1993, 1994 and 1995..........................................F-7

Notes to Financial Statements...............................................F-8

Balance Sheets - September 30, 1996 (unaudited) and
  December 31, 1995 (audited) ..............................................F-23

Statements of Operations for the nine months ended
  September 30, 1995 and 1996 (unaudited)...................................F-24

Statements of Stockholders' Equity for the year
  ended December 31, 1995 and nine months
  ended September 30, 1996 (unaudited)......................................F-25

Statements of Cash Flows for the nine months ended
  September 30, 1995 and 1996 (unaudited)...................................F-26

Notes to Financial Statements (unaudited)...................................F-27

Independent Auditors' Report - KPMG Peat Marwick LLP........................F-30

Statements of Revenues and Direct Operating Expenses
Acquired from PetroFina S.A. for the years ended
December 31, 1992, 1993 and 1994 (audited) and for the nine
months ended September 30, 1994 and 1995 (unaudited)........................F-31

Notes to Statements of Revenues and Direct
Operating Expenses Acquired from PetroFina S.A..............................F-32

Unaudited Pro Forma Combined Financial Information..........................F-35

Unaudited Notes to Pro Forma Condensed Combined Financial Statement.........F-36

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Fortune Petroleum Corporation:

      We have audited the financial statements of Fortune Petroleum Corporation as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Petroleum Corporation as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

      As discussed in Note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," as of December 31, 1995.

KPMG PEAT MARWICK LLP

March 15, 1996
Houston, Texas

                          FORTUNE PETROLEUM CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                                DECEMBER 31,
                                                            1994          1995
                                                       ------------    ------------
CURRENT ASSETS:
      Cash and cash equivalents ....................   $    398,000    $  1,888,000
      Accounts receivable ..........................        550,000       1,035,000
      Oil and gas properties
        held for sale ..............................           --         1,180,000
      Prepaid expenses and oil inventory ...........        114,000         127,000
                                                       ------------    ------------

      Total Current Assets .........................      1,062,000       4,230,000
                                                       ------------    ------------

PROPERTY AND EQUIPMENT:

      Oil and gas properties, accounted for
        using the successful efforts method ........     17,912,000      18,960,000

      Automotive, office and other .................        330,000         227,000
                                                       ------------    ------------

                                                         18,242,000      19,187,000
      Less--accumulated depletion, depreciation
        and amortization ...........................     (8,253,000)     (7,821,000)
                                                       ------------    ------------

                                                          9,989,000      11,366,000
                                                       ------------    ------------
OTHER ASSETS:

      Materials, supplies and other deferred charges        269,000          62,000
      Deferred credit facility costs (net of
        accumulated amortization of $39,000) .......        114,000            --
      Bond issuance costs (net of
        accumulated amortization of $122,000
        and $180,000) ..............................        167,000         109,000
      Restricted cash ..............................           --         3,230,000
                                                       ------------    ------------
                                                            550,000       3,401,000
                                                       ------------    ------------

TOTAL ASSETS .......................................   $ 11,601,000    $ 18,997,000
                                                       ============    ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          FORTUNE PETROLEUM CORPORATION

                                 BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        DECEMBER 31,
                                                    1994            1995
                                                ------------    ------------
CURRENT LIABILITIES:

      Current portion of long term debt .....   $  4,688,000    $  3,208,000
      Accounts payable ......................        393,000         280,000
      Accrued expenses ......................         78,000          96,000
      Executive severance payable ...........         96,000            --
      Royalties and working interests payable         53,000          94,000
      Accrued interest ......................        130,000         119,000
      Notes payable to officers, directors
        and stockholders ....................        200,000            --
                                                ------------    ------------


         Total Current Liabilities ..........      5,638,000       3,797,000
                                                ------------    ------------

NOTES PAYABLE TO OFFICERS,
  DIRECTORS AND STOCKHOLDERS ................        550,000            --

LONG-TERM DEBT, net of current portion ......      1,685,000       1,689,000

EXECUTIVE SEVERANCE PAYABLE .................         63,000            --

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

      Preferred stock, $1.00 par value:
        Authorized--2,000,000 shares
        Issued and outstanding-- None .......           --              --

      Common stock, $.01 par value
        Authorized--40,000,000 shares
        Issued and outstanding--
        2,644,032 and 11,139,709 shares
        at December 31, 1994 and 1995,
        respectively ........................         26,000         111,000
      Capital in excess of par value ........     11,253,000      27,228,000
      Accumulated deficit ...................     (7,614,000)    (13,828,000)
                                                ------------    ------------

NET STOCKHOLDERS' EQUITY ....................      3,665,000      13,511,000
                                                ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..   $ 11,601,000    $ 18,997,000
                                                ============    ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          FORTUNE PETROLEUM CORPORATION
                            STATEMENTS OF OPERATIONS

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                  1993          1994          1995
                                              -----------    -----------    -----------
REVENUES:
      Sales of oil and gas, net of
        royalties .........................   $ 2,762,000    $ 3,339,000    $ 2,959,000
      Other income ........................        72,000         58,000        234,000
                                              -----------    -----------    -----------

                                                2,834,000      3,397,000      3,193,000

DIRECT PRODUCTION EXPENSES ................       946,000      1,090,000      1,514,000
                                              -----------    -----------    -----------

REVENUES IN EXCESS OF DIRECT
  PRODUCTION EXPENSES .....................     1,888,000      2,307,000      1,679,000
                                              -----------    -----------    -----------

OPERATING EXPENSES

      Provision for depletion, depreciation
        and amortization ..................     1,719,000      2,070,000      1,809,000
      Geological and geophysical costs ....          --             --          418,000
      General and administrative expenses .       791,000      1,020,000      1,212,000
      Abandoned leasehold costs ...........        71,000        249,000         56,000
      Dry hole costs ......................          --          195,000        998,000
      Gain on sale of assets ..............      (133,000)          --             --
      Interest expense ....................       311,000        460,000        870,000
      Reserve for doubtful debt ...........       101,000           --             --
      Executive severance expense .........          --          225,000           --
      Impairment to oil and gas properties      2,682,000      1,031,000      2,530,000
                                              -----------    -----------    -----------
                                                5,542,000      5,250,000      7,893,000
                                              -----------    -----------    -----------

LOSS BEFORE PROVISION
  FOR INCOME TAXES ........................    (3,654,000)    (2,943,000)    (6,214,000)

PROVISION FOR INCOME TAXES ................          --             --             --
                                              -----------    -----------    -----------

NET LOSS ..................................    (3,654,000)    (2,943,000)    (6,214,000)
                                              ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING ...............     1,772,739      2,638,672      6,555,875
                                              ===========    ===========    ===========

NET LOSS PER COMMON SHARE .................   $     (2.06)   $     (1.12)   $     (0.95)
                                              ===========    ===========    ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          FORTUNE PETROLEUM CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                    CAPITAL IN                        STOCK-
                                                      COMMON STOCK   EXCESS OF      ACCUMULATED       HOLDERS'
                                            SHARES        AMOUNT     PAR VALUE         DEFICIT         EQUITY
                                          -----------    --------   ------------    ------------    ------------
BALANCE, January 1, 1993 ..............       796,460    $  8,000   $  5,162,000    $ (1,017,000)   $  4,153,000
                                          ===========    ========   ============    ============    ============
Common stock returned to
  treasury ............................          (269)       --           (2,000)           --            (2,000)
Common stock issued for public
  offering ............................     1,800,000      18,000      5,416,000            --         5,434,000
Warrants issued for public
  offering ............................          --          --          444,000            --           444,000
Warrants issued for payment of services          --          --          111,000            --           111,000
Common stock issued for
  exercise of stock options ...........         9,376        --           25,000            --            25,000
Common stock issued for
  payment of interest .................        22,365        --           86,000            --            86,000
Common stock issued for
  directors' fees .....................         5,539        --           16,000            --            16,000
Net loss ..............................          --          --             --        (3,654,000)     (3,654,000)
                                          -----------    --------   ------------    ------------    ------------

BALANCE, December 31, 1993 ............     2,633,471    $ 26,000   $ 11,258,000    $ (4,671,000)   $  6,613,000
                                          ===========    ========   ============    ============    ============

Common stock returned
  to treasury .........................           (80)       --           (2,000)           --            (2,000)
Adjustment to proceeds
  for 1993 public offering ............          --          --          (29,000)           --           (29,000)
Common stock issued for
  exercise of stock options ...........         4,688        --           12,000            --            12,000
Common stock issued for
  directors' fees .....................         5,953        --           14,000            --            14,000
Net loss ..............................          --          --             --        (2,943,000)     (2,943,000)
                                                         --------   ------------    ------------    ------------

BALANCE, December 31, 1994 ............     2,644,032    $ 26,000   $ 11,253,000    $ (7,614,000)   $  3,665,000
                                          ===========    ========   ============    ============    ============

Common stock returned
  to treasury .........................           (12)       --             --              --              --
Common stock issued for
  exercise of stock options ...........       202,481       2,000        500,000            --           502,000
Common stock issued for
  directors fees ......................        14,445        --           39,000            --            39,000
Common stock issued for
  stock offerings .....................     6,569,117      65,000     11,729,000            --        11,794,000
Common stock issued for
  merger ..............................     1,200,000      12,000      2,480,000            --         2,492,000
Common stock and warrants issued
  for payment of investment
  banking services ....................       100,000       2,000        263,000            --           265,000
Common stock issued for
  warrant conversion ..................       115,479       1,000        392,000            --           393,000
Common stock issued for
  note conversion .....................       294,167       3,000        572,000            --           575,000
Net loss ..............................          --          --             --        (6,214,000)     (6,214,000)
                                          -----------    --------   ------------    ------------    ------------

BALANCE, December 31, 1995 ............    11,139,709    $111,000   $ 27,228,000    $(13,828,000)   $ 13,511,000
                                          ===========    ========   ============    ============    ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          FORTUNE PETROLEUM CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                    1993            1994            1995
                                                                                 -----------    -----------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss .................................................................   $(3,654,000)   $(2,943,000)   $ (6,214,000)
    Adjustments to reconcile net loss
     to net cash provided by (used in) operating activities:
      Common stock issued for interest expense ...............................        86,000           --              --
      Common stock issued for directors' fees,
      compensation and consulting fees .......................................        16,000         14,000          39,000
      Depletion, depreciation and amortization ...............................     1,719,000      2,070,000       1,809,000
      Abandoned leasehold and dry hole costs .................................          --          444,000       1,054,000
      Gain on disposition of assets ..........................................       (62,000)          --              --
      Amortization of deferred financing cost ................................          --             --           172,000
      Impairment of oil and gas assets .......................................     2,682,000      1,031,000       2,530,000
      Reserve for doubtful debt ..............................................       101,000           --              --
      Provision for executive severance ......................................          --          225,000         (17,000)
    Changes in assets and liabilities:
      Accounts receivable ....................................................      (263,000)        24,000        (485,000)
      Prepaids and oil inventory .............................................        46,000        (45,000)        (13,000)
      Accounts payable and accrued expenses ..................................       375,000       (202,000)        (95,000)
      Payment of executive severance .........................................          --          (66,000)       (111,000)
      Royalties and working interest payable .................................       (28,000)       (13,000)         41,000
      Accrued interest .......................................................        43,000         31,000         (11,000)
      Materials, supplies and other ..........................................       (81,000)       (79,000)        189,000
                                                                                 -----------    -----------    ------------
    Net cash provided by (used in) operating activities ......................       980,000        491,000      (1,112,000)
                                                                                 -----------    -----------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Expenditure for oil and gas properties ...................................    (6,746,000)    (4,035,000)     (4,431,000)
    Expenditures to abandon properties and dry hole costs ....................          --         (230,000)       (855,000)
    Restricted cash invested .................................................          --             --        (3,230,000)
    Proceeds from sale of properties and equipment ...........................       292,000          8,000            --
    Expenditures for other property and equipment ............................        (4,000)       (30,000)         16,000
                                                                                 -----------    -----------    ------------
    Net cash used in investing activities ....................................    (6,458,000)    (4,287,000)     (8,500,000)
                                                                                 -----------    -----------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt .................................          --        4,680,000            --
    Proceeds from notes to stockholders ......................................          --          750,000            --
    Repayment of long term debt ..............................................      (571,000)    (1,326,000)     (1,651,000)
    Proceeds from issuance of common stock ...................................     6,336,000         12,000      15,220,000
    Expenditures for offering costs ..........................................      (322,000)       (29,000)     (2,467,000)
    Common stock repurchase ..................................................        (2,000)        (2,000)           --
                                                                                 -----------    -----------    ------------
    Net cash provided by financing activities ................................     5,441,000      4,085,000      11,102,000
                                                                                 -----------    -----------    ------------
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS .........................................................       (37,000)       289,000       1,490,000
                                                                                 -----------    -----------    ------------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...............................       146,000        109,000         398,000
                                                                                 -----------    -----------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD .....................................   $   109,000    $   398,000    $  1,888,000
                                                                                 ===========    ===========    ============

Supplemental information:
    Interest paid in cash ....................................................   $   225,000    $   400,000    $    692,000
    Common Stock issued or issuable as directors' fees .......................        16,000         14,000          39,000
    Common Stock issued or issuable for interest paid ........................        86,000           --              --
    Warrants issued for public offering ......................................       444,000           --              --
    Warrants issued for public offering expenses .............................       111,000           --              --
    Common stock issued for payment of executive severance ...................          --             --            43,000
    Common stock issued to acquire LEX .......................................          --             --         2,492,000
    Common stock and warrants issued for payment of investment banking fees- .          --          265,000
    Common stock issued for conversion of debt ...............................          --             --           575,000
    Value of California assets transferred to oil and gas assets held for sale          --             --         1,180,000

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                          FORTUNE PETROLEUM CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

(1)   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Fortune Petroleum Corporation (Fortune or the Company), which does business in Texas and Louisiana as Fortune Natural Resources Corporation, is an independent energy company engaged in the acquisition, production and exploration of oil and gas, primarily offshore Louisiana, the Texas and Louisiana Gulf Coast and New Mexico.


      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.


      Cash Equivalents

      The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

      Oil Inventory

      Oil inventory is stated at approximate fair market value. Market value is determined based on current well head price of oil less selling and delivery costs.

      Property and Equipment

      Oil and gas properties are accounted for using the successful efforts method. Costs of acquiring non-producing acreage, drilling development wells and successful exploration wells are capitalized. All other exploratory expenses are charged to operations as incurred. The carrying value of oil and gas properties is evaluated in relation to the estimated future net revenues based on reserve report estimates (See: "Reserve Impairment" below). Depletion, depreciation and amortization are calculated using the unit-of-production method. Oil and gas reserve quantities are based on a reserve report by an independent petroleum engineer.

      Automotive, office and other property and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated future service life of five years.

      Materials and Supplies

      Materials and supplies are stated at the lower of identified actual cost or replacement cost.

      Income Taxes

      The Company utilizes the asset and liability method for recognition of deferred tax assets and liabilities. Deferred taxes are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs.
      Bond Issuance Costs

      Bond issuance costs are being amortized using the straight line method over the 5 year life of the related debt.

      RESERVE IMPAIRMENT

      In December 1995, $1.2 million of the Company's oil and gas assets were reclassified as oil and gas property held for sale as of December 31, 1995, since such assets are being sold during 1996. During 1993, 1994 and 1995 these properties did not have a significant impact on net income. These assets were recorded at their estimated realizable value at December 31, 1995 in accordance with Statement 121 as is discussed below.

      Prior to December 31, 1995, the Company evaluated the carrying cost of its oil and gas properties for impairment by performing a ceiling test based on the aggregate present value of future net revenues, discounted at ten percent. Based upon such evaluation, the Company recorded impairments of $1,031,000 and $2,682,000 in 1994 and 1993, respectively. In March 1995, the Financial Accounting Standards Board (FASB) issued Statement 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("Statement 121"). This statement requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the estimated future cash flow (undiscounted) of the assets. Under Statement 121, the Company reviewed the impairment of proved oil and gas properties on a depletable unit basis. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit was recognized. Fair value, on a depletable unit basis, was estimated to be the present value of expected future cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves. As a result of the Company's election to adopt Statement 121 on December 31, 1995, a provision of $2,530,000 was charged against operations during 1995.

      The Company makes periodic assessments of existing unproved properties to determine whether they have been impaired. Such assessment is made on a property-by-property basis. If the results of the assessment indicate impairment, the Company recognizes the impairment at the time the assessment is made. Based on the most recent assessment, the Company believes that no impairment to unproved properties exists at December 31, 1995.

      RECLASSIFICATION

       Certain reclassifications have been made to the 1994 and 1993 amounts to conform with the current year presentation.

(2)   RESTRICTED CASH

      Under the terms of the Company's exploration agreement with Zydeco Exploration, Inc., (See Note 3) Fortune had contributed $4,850,000 in cash as of December 31, 1995 for its share of a predetermined lease acquisition, seismic acquisition and seismic processing cost budget. At December 31, 1995, approximately $1,620,000 of that budget had been expended, leaving $3,230,000 of restricted cash available for future budgeted expenditures. The Company has signature authority (jointly with Zydeco) on the bank account containing these funds, is the recipient of interest from the bank account and must jointly approve expenditures from the account.

(3)   ACQUISITIONS AND DISPOSITION OF ASSETS

      SOUTH TIMBALIER BLOCK 76

      On December 11, 1995, Fortune acquired for $2.2 million a 16-2/3% working interest (12-1/2% net revenue interest) in a 5,000 acre producing oil and gas property offshore Louisiana from PetroFina, Inc. The property, South Timbalier Block 76 (and referred to herein as the "South Timbalier Block"), includes a producing well, drilling and production platform and transmission line. The acquisition has an effective date for oil and gas purposes of June 1, 1995, with Fortune being entitled to receive the net cash flow from the well to its interest from that date; the effective date for financial reporting purposes is November 1, 1995. During March 1996, the Company's interest has been subsequently reduced to a 12-1/2% working interest (9-3/8% revenue interest) as the result of the exercise by Pendragon Resources, LLC of an option to acquire the balance of the Company's interest. (See Note 13.)

      The following pro forma unaudited results reflect the years ended December 31, 1994 and 1995 as if the South Timbalier Block 76 acquisition had occurred, and the option had been exercised, and the common stock issued in the acquisition of LEX was issued (See below and note 9), as of January 1, 1994:

                                                      Pro Forma Information
                                               For the Years Ended December 31,
                                             ----------------------------------
                                                  1994                  1995
                                             ---------------        -----------
Revenues .............................       $     4,596,000        $ 4,451,000
                                             ===============        ===========
Net Loss .............................       $    (2,554,000)       $(5,654,000)
                                             ===============        ===========
Net Loss Per Common Share ............       $          (.49)       $      (.73)
                                             ===============        ===========

      LAGNIAPPE EXPLORATION CORPORATION/ZYDECO EXPLORATION

      On May 12, 1995, Fortune acquired Lagniappe Exploration, Inc. ("LEX") which had previously entered into the exploration agreement with Zydeco. The Company acquired all of the issued and outstanding equity securities of LEX in exchange for 1.2 million shares of Fortune Petroleum Common Stock and 1.2 million warrants. The acquisition has been recorded using the purchase method of accounting effective May 12, 1995. Upon acquisition, LEX became a wholly-owner subsidiary of the Company. The market value of the shares, when issued, was $2,572,000. Prior to the Company's acquisition, LEX did not have day-to-day operations, the only material asset was its right to participate in the Zydeco 3D Venture. Under the exploration agreement with Zydeco, Fortune has acquired a 50% interest in each of 19 seismically defined oil and gas projects identified by Zydeco using advanced 3D seismic imaging, visualization and comprehensive well log analyses in exchange for funding a budget of $4,850,000 for leasehold acquisition and seismic costs. These 19 Zydeco Projects are primarily located in geological trends in the "Transition Zone" and the "Timbalier Trench" areas of the Gulf Coast of Louisiana, where there have been discoveries of crude oil and natural gas reserves.

      The Company does not currently expect to retain a working interest of more than 25%, except in certain circumstances, in each well drilled on the Zydeco Projects and intends to "farmout" its remaining interest to other oil companies on a "promoted" basis. Fortune may retain larger or smaller working interests in certain projects depending upon capital availability and other factors. Under a farmout arrangement, the Company would be relieved of its obligation to pay, or could recover already paid, acquisition and exploration costs but would wind up with a smaller interest in any given prospect. The Company also has a right under the Zydeco 3D Venture to "farmout" a portion or all of its interest in each prospect to Zydeco under a put arrangement in the exploration agreement. Zydeco has an identical right to farmout to Fortune.

      Zydeco and Fortune entered into a farmout of the Polaris Project to Southern Gas Company of Delaware ("Southern") on May 31, 1995. Under the terms of the farmout, Southern paid Zydeco and Fortune an aggregate of $100,000 in exchange for 100% of the working interest in the Project. Zydeco and Fortune also retained a 6.166% overriding royalty interest of which 4.166% is convertible to a 12-1/2% working interest after Southern receives payout from a completed well. Zydeco and Fortune would also receive a payment out of production of approximately $32,500. Southern is required to commence drilling a well on the Project on or before March 31, 1996 and will earn an interest in the Project to a depth of 100 feet below the deepest depth drilled if Southern completes a commercially productive well. This means that Zydeco and Fortune will retain the right to explore the Project at deeper depths. No assurance can be given that Southern will drill the required well or that any drilling conducted by Southern will be successful.

      ENRE CORPORATION

      On June 24, 1994, the Company acquired a 25% interest in EnRe-l LLC, a company formed to develop and explore for oil and gas lands held under certain Jicarilla Apache mineral development agreements in Rio Arriba County, New Mexico. The net acquisition price was $1,674,000, and the effective date of the transaction using the purchase method of accounting was June 1, 1994. As a result of the acquisition, the Company has effective non-operating working interests ranging from 21.5625% to 25% in 70,000 producing, development and exploratory acres.

      LAROCO, LLP

      On February 8, 1994, the Company completed an acquisition of a 50% working interest in a 3,689 acre lease in the La Rosa Natural Gas Field in Refugio County, Texas from Brooklyn Union Exploration Company, Inc. for $760,000. The effective date of the transaction using the purchase method of accounting was February 1, 1994.

      MICHAEL PETROLEUM, ET AL.

      On October 5, 1993, the Company concluded the acquisition from Michael Petroleum Corporation, Brazos Resources, Inc., Pioneer Drilling Company and Endowment Energy Partners of certain interests in two producing natural gas fields in Webb County, Texas. The funding was provided by substantially all of the net proceeds from the public offering which closed on the same date (See
Note 7). The transaction was accounted for as a purchase as of July 1, 1993 with a net acquisition price of $6,457,000 and 195,000 common stock purchase warrants exercisable at $3.88, to expire on June 30, 1996 and which have been transferred to another party.

(4)   OIL AND GAS PROPERTIES AND OPERATIONS - UNAUDITED

      Capitalized costs relating to oil and gas producing activities and related accumulated depletion, depreciation and amortization at December 31, 1993, 1994 and 1995 were as follows:

                                       1993            1994            1995
                                   ------------    ------------    ------------
Capitalized costs of oil
  and gas properties ...........   $ 14,302,000    $ 17,912,000    $ 18,960,000

Less accumulated depletion,
  depreciation and amortization      (5,282,000)     (7,193,000)     (7,629,000)
                                   ------------    ------------    ------------
                                   $  9,020,000    $ 10,719,000    $ 11,331,000
                                   ============    ============    ============

      Of the above capitalized costs, the amount representing unproved properties was $5,939,000, $1,036,000 and $440,000 in 1995, 1994 and 1993,
respectively.

      Costs incurred in oil and gas producing activities were as follows:

                                         1993            1994            1995
                                      ----------      ----------      ----------
Property acquisition ...........      $   57,000      $  511,000      $6,788,000
Exploration ....................            --           231,000         576,000
Development ....................         289,000         541,000         498,000
                                      ----------      ----------      ----------
                                      $  346,000      $1,283,000      $7,862,000
                                      ==========      ==========      ==========

      The results of operations from oil and gas producing activities for the years ended December 31, 1993, 1994 and 1995, are as follows:

                                                    1993      1994       1995
                                                  -------    -------    -------
                                                         (in thousands)
Revenues from oil and gas
  producing activities:
Sales to unaffiliated parties .................   $ 2,762    $ 3,339    $ 2,959
                                                  -------    -------    -------
Production and other taxes ....................       946      1,090      1,514

Depreciation, depletion and amorti-
  zation ......................................     1,645      1,904      1,774

Exploration expenses ..........................        71        444      1,472

Impairment to oil and gas reserves ............     2,682      1,031      2,530

Other .........................................        11       --         --
                                                  -------    -------    -------
Total expenses ................................     5,355      4,469      7,290
                                                  -------    -------    -------
Pretax loss from producing activities .........    (2,593)    (1,130)    (4,331)

Income tax (expense) benefit ..................      --         --         --
                                                  -------    -------    -------
Results of oil and gas producing activities
(excluding corporate overhead and
 interest costs) ..............................   $(2,593)   $(1,130)   $(4,331)
                                                  =======    =======    =======

5)    LONG TERM DEBT

      A summary of long-term debt follows:
                                                             DECEMBER 31,
                                                        ------------------------
                                                          1994           1995
                                                        ----------    ----------
Convertible Subordinated Debentures
    of $1,725,000 (net of discount of
    $103,000 and $88,000) due December
    31, 1997, including interest of 10-1/2%
    per annum paid semi-annually ...................    $1,653,000    $1,668,000
Bank One credit facility due April 1, 1997
    including interest at 1-1/2% over Bank
    One, Texas, NA's prime rate payable monthly ....     4,680,000     3,200,000
Other debt with interest ranging from 0%
    to 9-1/4% per annum due through 1998 ...........        40,000        29,000
                                                        ----------    ----------
Total long-term debt ...............................     6,373,000     4,897,000
Less current installments ..........................     4,688,000     3,208,000
                                                        ----------    ----------
Long-term debt, excluding current installments .....    $1,685,000    $1,689,000
                                                        ==========    ==========

      The 10-1/2% Convertible Subordinated Debentures due December 31, 1997 bear an effective interest rate of 12.13% and were convertible into shares of the Company's common stock, after April 1, 1994, at a conversion price of $6.32 per share or 158 shares per Debenture. Therefore, if all $1,725,000 were converted the number of the Company's common shares then outstanding would increase by 272,981 shares.

      The Company has a $10,000,000 credit facility with Bank One under which it has the ability to borrow amounts up to an available borrowing base as defined in the credit agreement. This borrowing base was $3,200,000 at December 31, 1995. The credit facility contains various financial covenants, is secured by all of the Company's oil and gas properties and currently requires monthly principal reduction payments of $75,000.

      At December 31, 1995, the Company was not in compliance with its cash flow coverage ratio covenant. Under the terms of credit facility agreement the bank has the right to demand repayment of the entire loan balance in the event of covenant defaults. The Company is currently in discussions with Bank One regarding breach of this covenant, however, it has obtained a waiver of this covenant from the bank as of December 31, 1995. As of February 29, 1996, the Company has repaid Bank One $1,100,000 with funds primarily from the proceeds of the sale of its California properties. The outstanding balance remaining against the Bank One credit facility is $1,925,000 after the February 29, 1996 payment.

      The Company's maturities of long-term debt over the next three years are as follows:

YEAR                                                     LONG-TERM DEBT MATURITY
----                                                     -----------------------
1996 ...............................................            $3,208,000
1997 ...............................................             1,673,000
1998 ...............................................                16,000
                                                                ----------
                                                                $4,897,000
                                                                ==========
(6)   INCOME TAXES

      No provision for income taxes was required for the years ended December 31, 1993, 1994 and 1995. Deferred taxes consist of the following:

Deferred tax assets:                                   1994              1995
                                                     ----------       ----------
Net operating loss carryforwards .............       $1,762,000       $2,936,000

Oil and Gas Properties difference
 in accumulated depletion ....................        1,634,000        1,688,000
                                                     ----------       ----------
                                                      3,396,000        4,624,000
Less valuation allowance (100%) ..............        3,396,000        4,624,000
                                                     ----------       ----------
Net deferred taxes ...........................       $        0       $        0
                                                     ==========       ==========

      At December 31, 1995, the Company estimates it had cumulative net operating loss carryforwards for Federal income tax purposes of $8,634,000 which is significantly restricted under I.R.C. 382 and which is available to offset future Federal taxable income, if any, with various expirations through 2008. The Company is uncertain as to the recoverability of the above deferred tax assets and has therefore applied a 100% valuation allowance.

      The Company has available IRC Section 29 Tax Credits that may be used to reduce or eliminate any corporate through the year 2001. It is uncertain at this time to what extent the Company will be able to utilize these federal tax credits, as their utilization is dependent upon the amount, if any, of future federal income tax incurred, after application of the Company's net operating loss carryforwards.

(7)   STOCK OFFERINGS

      On June 27, 1995, the Company entered into an Underwriting Agreement to sell 4.1 million shares of the Company's common stock at $2.00 per share. On July 3, 1995, the underwriters advised the Company they were exercising their right to purchase an additional 500,000 shares of common stock of the Company at $2.00 per share under the overallotment terms of the Underwriting Agreement. Proceeds of approximately $8.1 million, net of offering fees and expenses were received from the sale of the shares.

      On December 15, 1995, the Company closed a private placement of 1,321,117 shares of Common Stock at a price of $3.22 per share. Net proceeds of approximately $3.3 million were received for the sale of these shares. The shares were sold subject to certain "reset" provisions pursuant to which the purchasers could receive additional shares if the price of the Common Stock were to drop below the purchase price during certain calculation periods. As a result of the recent decline in the price of the Common Stock, the Company may be required to issue a substantial number of additional shares. However, the Company is currently investigating certain alleged irregularities in the trading in its Common Stock and is uncertain whether it will be required to issue additional shares. Were it required to issue such shares as of the date hereof the number of additional shares would be approximately 1,266,000. In February 1995, the Company closed a previous private placement of 648,000 shares of Common Stock. The proceeds were used to fund the initial contribution to the Zydeco venture.

(8)   COMMITMENTS AND CONTINGENCIES

      The Company has an employment agreement with its president and chief executive officer that provides for an annual salary of $150,000 through December 31, 1997, and is subject to renewal upon expiration. Upon termination of the employment agreement, the president and chief executive officer has a two-year consulting agreement at 40% of his annual salary.

The Company leases certain office space under a non-cancelable operating lease. Rental Expense under the office lease for the years ended December 31, 1995, 1994 and 1993 was $53,000, $45,000 and $43,000, respectively.

      Minimum future lease payments under the non-cancelable lease are as follows:

                           YEAR ENDING DECEMBER 31,

   1996 ...............................................                 $ 49,000
   1997 ...............................................                 $ 84,000
   1998 ...............................................                 $ 84,000
   1999 ...............................................                 $ 84,000
   2000 ...............................................                 $ 84,000
Thereafter ............................................                 $ 35,000
                                                                        --------
                                                                        $420,000
                                                                        ========

      On March 14, 1995, Fortune was served with a lawsuit filed in the District Court of Bexar County, Texas by EnRe Corporation, in which EnRe, as operator of the Company's New Mexico properties, seeks recovery of approximately $438,000 allegedly owed by Fortune for the drilling of certain wells on such properties. The lawsuit is the result of disputes between the parties regarding the manner in which EnRe has conducted operations on the property and the proper interpretation of the operating agreement among the interest owners on the property. Fortune management believes that EnRe has operated the property in a negligent manner, causing loss to Fortune and the other interest owners. In addition, management believes that the Company was permitted under the terms of the operating agreement to elect not to participate in the drilling operations for which EnRe sought payment. On March 24, 1995, Fortune answered EnRe's lawsuit and filed a counterclaim against EnRe for an undeterminable amount for damages suffered by Fortune for EnRe's actions.

      On March 30, 1995, a partial settlement was reached as to payment by Fortune of undisputed well development costs in exchange for EnRe's co-operation in complying with provisions of the operating agreement to report operating information to Fortune on a timely basis. As of April 24, 1995, the Company had paid all well development costs which it believed to be undisputed, totaling $174,499.

      In the opinion of management, Fortune has valid defenses to all claims still in dispute made by EnRe. On March 11, 1996 the Company was advised that its proposal to EnRe to dismiss its litigation in exchange for the Company's dismissal of its counterclaim was accepted by EnRe pending the completion of the appropriate settlement documents.

(9)   RELATED PARTY TRANSACTIONS

      As part of the relocation of Fortune Petroleum Corporation's headquarters to Houston, Texas, the Company provided Tyrone J. Fairbanks, its President and Chief Executive Officer, with an incentive relocation package to facilitate his move to Texas. The package consisted of a payment by the Company of Mr. Fairbanks' moving expenses, a non-recourse, unsecured loan in the amount of $80,000 bearing interest at the rate of 6% per annum, with $20,000 of such loan forgiven in each of four consecutive years beginning in 1996, provided Mr. Fairbanks is still employed by the Company or has been terminated by the Company without cause, and a secured recourse loan in the amount of $70,000 also bearing interest at the rate of 6% per annum, payable interest only for two years with a $35,000 principal payment due on the second anniversary of the loan and all remaining principal and interest due on the third anniversary of the loan. The Company also extended the term of Mr. Fairbanks' employment contract through December 31, 1997.

      In connection with the acquisition of LEX, Fortune paid Messrs. William D. Forster and BSR Investments, the LEX stockholders, an aggregate of 1,200,000 shares of Common Stock and 1,200,000 five year stock purchase warrants exercisable at $4.75 per share. A portion of such shares and warrants remain in escrow pending the resolution of a dispute which has arisen among the former LEX stockholders and others regarding who is entitled to the shares of Common Stock and stock purchase warrants issued by Fortune at the closing of the LEX acquisition.

      In initially entering into the LEX acquisition, Fortune was advised that the stockholders of LEX included William D. Forster, BSR Investments, ("BSR"), a corporation owned by members of the family of Mr. Charif Souki (Souki) and Ensign Financial Group Limited, a British Virgin Islands corporation ("Ensign"). In preparing for the closing of the acquisition, however, Fortune was advised that the only stockholders of LEX were Forster and BSR and that they were the only persons or entities entitled to vote on the merger of LEX with Fortune's subsidiary. Fortune obtained a written representation from Forster and BSR to this effect and received a legal opinion from LEX's counsel confirming these representations and confirming that all corporate action on the part of LEX necessary to authorize the merger had occurred.

      On May 11, 1995, Baytree Associates, Inc. ("Baytree") and Ensign commenced litigation in the Supreme Court of New York against Forster, BSR, Souki (the son of Samyr Souki, president of BSR), LEX and Fortune seeking to enjoin the closing of the LEX acquisition by Fortune on the grounds that Ensign was entitled to a one-third interest in the proceeds of the transaction, namely the Common Stock and warrants to be issued by Fortune. Baytree also sought $1,000,000 in damages from Fortune for allegedly providing investment banking services to Fortune in connection with the Regulation S offering made by the Company in February 1995 and the public offering made in June 1995.

      At a hearing on May 22, 1995, the New York court granted the Company's motion for summary judgment and dismissed the $1,000,000 claim against Fortune and dismissed Fortune and LEX from the suit with prejudice based on an agreement of all parties. Forster, BSR and Souki are now the only remaining defendants in the action. At the hearing, the parties agreed that the escrow agent would retain and hold in escrow not less than 400,000 shares and 400,000 warrants, representing one-third of the total shares of Common Stock and warrants issued in the transaction, pending further order of the court. Fortune agreed to participate in the discovery process in the action as if it were a party to the action and, as a matter of convenience to the court, agreed that the New York court would retain jurisdiction over Fortune and LEX for purposes of enforcing the provisions of the stipulation.

      Subsequent to the consummation of the acquisition of LEX, Messrs. Forster and Souki were elected to the Board of Directors of the Company. Their election to the Board was not a term or condition of the transaction. In connection with the acquisition, Mr. Forster and BSR agreed to indemnify Fortune against costs and expenses in connection with the Baytree litigation and are currently indebted to the Company in the amount of approximately $30,000 for expenses incurred by Fortune in the litigation.

      On April 24, 1995, the Company obtained a $300,000 "bridge" loan to enable it to pay certain expenses, including $100,000 on its Credit Facility. The loan was obtained from LEX, which in turn had borrowed the funds from several individuals. Upon the consummation of the Company's acquisition of LEX, it became liable on such loans. The loans were repaid out of the proceeds of the Company's recently concluded Common Stock offering. Among the individuals who loaned funds to LEX were Mrs. William H. Forster, mother of William D. Forster, a principal of LEX and now a director and principal stockholder of Fortune, and John E. McConnaughy, Jr., formerly a principal stockholder of the Company. Each of Mrs. Forster and Mr. McConnaughy loaned LEX $100,000 and received from LEX, as an inducement to make the loan, 33,333 shares of Common Stock and 33,333 stock purchase warrants out of 1,200,000 shares and 1,200,000 warrants issued to LEX in conjunction with the acquisition. W. Forster & Co., Inc., a corporation wholly owned by William D. Forster, received a $30,000 placement fee from the Company for assistance in arranging the $300,000 bridge loan.

      In order to provide additional capital for development activities, on December 19 and 20, 1994, the Company borrowed an aggregate of $750,000 from certain principal stockholders and from each of its directors then serving (Messrs. Champion, Drulias, Fairbanks, Folsom and Walker). The directors loaned $175,000 to the Company in the aggregate; $375,000 was obtained from Klein Ventures, Inc.; and $200,000 was obtained from Jack Farber. The notes were unsecured, bearing interest at 11% per annum (1.5% above the Bank One, Texas, prime rate), payable monthly, and the notes were due six months from their respective dates of issue.

      Both the Klein Ventures, Inc. and Farber notes permit the holder to elect to exchange their notes for shares of Common Stock at the price on the date the notes were issued ($2.00 and $1.875 per share, respectively), and Fortune reserved 294,166 shares of common stock for such purpose. On or about June 30, 1995, the estate of Mr. Farber converted its note into 106,667 shares of Common Stock. As additional consideration for making the loan, Klein Ventures, Inc. received 10,000 stock purchase warrants with an exercise price of $2.40 per share, and Mr. Farber received 35,000 stock purchase warrants with an exercise price of $1.875 per share. The Company also agreed to name two individuals nominated by Mr. Farber to fill vacancies on the Board of Directors. Barry Feiner, Esq., who served as counsel to Mr. Farber prior to the latter's death on May 5, 1995 and to Barry Blank, another principal stockholder of the Company, and Mr. Gary Gelman, Mr. Farber's grandson, were elected to the Board of Directors in January 1995 pursuant to this agreement. Both Mr. Feiner and Mr. Gelman were re-elected to the board by the stockholders at the 1995 annual meeting.

       At maturity, on December 21, 1995, Klein Ventures, Inc. opted for conversion of its notes to Fortune common stock. The balance of the notes to the directors were repaid in full.

      No future transaction will be entered into between the Company and members of management or principal stockholders unless such transactions are approved by a majority of the directors who are not members of management or principal stockholders.

      On January 1995, Daniel E. Pasquini, the former president of the Company, agreed to a modification of a previous severance package. He accepted $85,000 in cash, the exercise price of 45,000 stock options held by him was reduced to $.575 per share and the Company issued him warrants to purchase 45,000 shares of common stock at $2.75 per share.

      Mr. Dean W. Drulias is a stockholder of and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, a Professional Corporation, which has served as counsel to the Company since its incorporation in May 1987. Mr. Drulias has served as a director since 1991 and as Secretary since July 1994. During 1994 and 1995, his firm billed the Company a total of $109,950, and $182,643, respectively, for legal fees and costs.

      As compensation to outside directors, the Company pays directors' fees equal to $2,500 per quarter, one half in shares of Fortune common stock valued at $1,250 based on the value of the stock on the last day of each quarter and $1,250 in cash. Inside directors do not receive such compensation

(10)  STOCKHOLDERS' EQUITY

      On January 20, 1995, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 10,000,000 shares to 40,000,000 and the number of authorized preferred shares from 100,000 to 2,000,000.

      The Company follows the intrinsic value method for stock options granted to employees. In October 1995, the FASB issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." The Company does not intend to adopt the fair value method for stock-based compensation plans which is an optional provision of Accounting Standard 123.

      Fortune has four non-compensatory Stock Option Plans. The plans cover all officers and employees of the Company. Three plans also provide for options for directors of the Company. Awards are made by the Board of Directors upon recommendations of its Compensation Committee. There is no performance formula or measure. Options granted under the 1987 plan must be exercised within ten years of the date of grant or are forfeited. Options granted under the 1988, 1991 and 1993 plans must be exercised within five years of the date of grant or they are forfeited.

      All options available under the 1987, 1988, 1991 and 1993 plans (including the 1994 and 1995 grants under this plan) have been granted, and no shares remain under any of these plans on which options may be granted. Options have been granted as follows: options under the 1987 plan have been granted to acquire 12,500 shares of Fortune Common Stock, at a price of $2.60 per share; options of 27,500 at $2.60 per share under the 1988 plan; 32,500 at $6.00 per share under the 1991 plan have been granted by the Board of Directors; and 75,000 options at $5.00 per share (the 1993 portion) and 263,000 options at $5.48 per share (the 1994 portion) and 264,000 options at $6.03 per shares (the 1995 portion) have been granted under the five year plan adopted in 1993. The prices of the options granted in 1991, 1993, 1994 and 1995 were reduced for all optionholders who remained employees of the Company to $2.75 per share on January 12, 1995.

      In January 1995 a past director of the Company exercised 6,250 options at $.58 under the 1987 stock option plan and 6,250 options under the 1988 plan, 10,000 options at $.58 under the 1991 plan and 22,500 options awarded in 1993 under the 1993 multi-year stock option plan at $.58. In December 1995 the same past director exercised the balance of his available options, or 78,900 at $2.75 awarded in 1994 under the 1993 multi-year plan.

      In July 1995 a director exercised 3,750 options at $2.75, awarded him in 1993 under the same plan.

      In September 1995 an employee of the Company exercised 14,383 options at $2.75 under the 1993 multi-year stock option plan, covering the 1993 and 1994 awards and a portion of the 1995 award.

      In November 1995 an employee exercised 500 options at $2.60 under the 1987 plan, 1,250 options at $2.60 under the 1988 plan and 15,200 options at $2.75, awarded in 1994 under the 1993 multi-year stock option plan.

      In December 1995 an employee exercised 875 options at $2.60 under the 1987 plan, 2,964 options at $2.75 under the 1991 plan, 3,383 options at $2.75 awarded in 1993 under the 1993 multi-year stock option plan, 11,100 options at $2.75, awarded in 1994 under the same plan and 7,543 options at $2.75, the 1995 award under the plan.

      Also in December 1995 another employee exercised 3,383 options at $2.75 awarded him in 1993 under the 1993 multi-year stock option plan, and 6,617 options representing a portion of the 1994 award under the same plan.

       In July 1994, a director, exercised 4,688 options at an exercise price of $2.60 per share from his option under the 1988 stock option plan.

      In March 1993, two past directors of the Company exercised 4,688 options each at an exercise price of $2.60 per share from their options under the 1988 Stock Option Plan.

       At December 31, 1995 the Company's outstanding warrants to purchase common stock consisted of:

   NUMBER OF WARRANTS         EXERCISE PRICE RANGE            EXPIRATION DATE
   ------------------         --------------------            ---------------
       187,500                       $ 3.88                      06/30/96
        10,000                       $ 2.40                      12/19/96
        35,000                       $ 1.88                      12/20/96
       100,000                       $ 6.00                      12/11/97
        50,000                       $ 4.63                      12/11/97
     2,133,903                $ 3.75 - $ 4.41                    09/28/98
        57,375                      $11.14                       10/05/98*
        45,000                      $ 2.75                       01/06/00
        25,000                      $ 3.25                       05/30/00
     1,200,000                      $ 4.75                       05/12/00
       100,000                      $ 4.75                       08/01/00
        60,000                      $ 3.63                       09/06/00
    ----------
     4,003,778

    ----------
    * Each warrant permits the holder to purchase 3.3 shares of common stock plus two stock purchase warrants, expiring September 28, 1998, which permit the holder to purchase one additional share of common stock at an exercise price of $3.75.

(11)  MAJOR CUSTOMER

      The Company sold oil representing 56% of its oil production under contracts to one customer for the year ended December 31, 1995. 71% of the Company's gas production was sold under contracts to three customers (29%, 26% and 16%, respectively) for the year ended December 31, 1995.

      The Company sold oil representing 72% of its oil production under contracts to one customer for the year ended December 31, 1994. 88% of the Company's gas production was sold to three customers (48%, 25% and 15%, respectively) for the year ended December 31, 1994.

      The Company sold oil representing 82% of its oil production under contracts to two customers (68% and 14%, respectively) for the year ended December 31, 1993. 90% of the Company's gas production was sold to two customers (64% and 26%, respectively) for the year ended December 31, 1993.

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying value of cash and cash equivalents, accounts receivable, accounts payable, debt and other financial assets and liabilities approximate their fair value.

(13)  SUBSEQUENT EVENTS

      On March 8, 1996 the option to acquire a 4.1667% working interest in the South Timbalier Block 76 was exercised for $790,000 plus the retention by Fortune of a $150,000 deposit for a total of $940,000 reducing the Company's interest in the block to 12-1/2% working interest (9.375% net revenue interest) effective January 1, 1996. The closing of the transaction took place on March 11, 1996.

      The interest acquired by Fortune was originally owned by PetroFina, Inc., which had agreed to sell the interest to Northport Production Company. In turn, Northport had agreed to sell the property to Mr. Donald L. Walker. In order to secure the right to purchase the interest, Mr. Walker gave PetroFina a non-refundable security deposit of $150,000. In order to step into Mr. Walker's position, Fortune paid Mr. Walker $100,000 in cash, agreed to issue stock purchase warrants for 150,000 shares of Common Stock and granted Mr. Walker the option referred to below. (The warrants are exercisable for two years at the following prices: 50,000 shares at $4.63 per share and 100,000 shares at $6.00 per share.) In addition, Fortune gave an additional security deposit to PetroFina of $100,000.

      Fortune paid a total of $2.9 million for its interest in the South Timbalier Block. Of that amount, approximately $560,000 was paid out of the net cash flow from Fortune's interest in the property between June 1, 1995 and approximately mid-October 1995. In addition, the $150,000 deposit paid by Mr. Walker and the $100,000 deposit paid by Fortune were applied to the purchase price. At the closing of the transaction, the net cash paid by Fortune for its interest in the South Timbalier Block was approximately $2,090,000. Fortune granted Pendragon Resources, a Texas limited liability company owned by Donald
L. Walker, the right, exercisable until March 11, 1996, to acquire the 4-1/6% working interest in the South Timbalier Block for $790,000 and the retention of a deposit of $150,000. As noted above, Pendragon Resources exercised this option on March 8, 1996.

      During 1995 the Company had entered into a purchase and sale agreement to sell the majority of its California properties comprising of Hopper Canyon, Holser Canyon, Oxnard Field and Shiels Canyon in Ventura County and Bacon Hills Lease in Kern County. The properties were divested on February 23, 1996, to a private oil and gas producer group for a combined price of $840,000 with an effective date of December 31, 1995. The Company has signed a letter of intent to sell its remaining California property to Seneca Resources Corporation, to be effective December 1, 1995. The transaction is expected to close on March 31, 1996. At December 31, 1995, the Company has classified as oil and gas properties held for sale the net proceeds estimated to be received from both of these transactions and recorded an impairment reserve of $1.4 million.

(14) UNAUDITED PRO-FORMA OIL AND GAS PRODUCING ACTIVITIES AND OIL AND GAS COST INFORMATION

      All of the Company's reserves are located within the United States. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells using existing equipment and operating methods.

      For the years ended December 31, 1994 and 1993, the oil and gas reserve estimates were reviewed by Huddleston & Co., Inc., ("Huddleston") Houston, Texas independent petroleum engineers and Sherwin D. Yoelin, independent petroleum engineer, and for the year ended December 31, 1995, by Huddleston, in accordance with guidelines established by the Securities and Exchange Commission. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production, prices and the timing of development expenditures. The future cash inflow, as reflected in the "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves", determined from such reserve data are estimates only, and the present values thereof should not be construed to be the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves.

      CHANGES IN ESTIMATED RESERVE QUANTITIES

      The Company's net interests in estimated quantities of proved developed and undeveloped reserves of crude oil and natural gas at December 31, 1993, 1994, and 1995, and changes in such quantities during the years, 1993, 1994 and 1995, were as follows:

                                                      CRUDE OIL (BARRELS)
                                                  -----------------------------
                                                  YEAR        YEAR         YEAR
                                                  1993        1994         1995
                                                 ------      ------      ------
                                                          (in thousands)
BEGINNING OF PERIOD ........................      2,066         813       1,647
    Revisions of previous estimates ........     (1,195)        866        (160)
    Production .............................        (79)        (88)        (92)
    Purchase of minerals in place ..........         77          56         174
    sales of minerals in place* ............        (56)       --        (1,222)
                                                 ------      ------      ------

END OF PERIOD ..............................        813       1,647         347
                                                 ======      ======      ======

    Proved developed reserves
       Beginning of period .................        983         666         675
                                                 ======      ======      ======

     End of period .........................        666         675         324
                                                 ======      ======      ======

                                                        NATURAL GAS (MCF)
                                                  -----------------------------
                                                  YEAR        YEAR         YEAR
                                                  1993        1994         1995
                                                 ------      ------      ------
                                                          (in thousands)
BEGINNING OF PERIOD ........................      4,795       5,562       5,911
    Revisions of previous estimates ........     (1,183)        533        (388)
    Production .............................       (724)     (1,017)       (909)
    Purchase of minerals in place ..........      3,010         833       2,934
    Sales of minerals in place* ............       (336)       --        (1,610)
                                                 ------      ------      ------

END OF PERIOD ..............................      5,562       5,911       5,938
                                                 ======      ======      ======

    Proved developed reserves
     Beginning of period ...................      2,582       4,221       3,317
                                                 ======      ======      ======

     End of period .........................      4,221       3,317       4,686
                                                 ======      ======      ======

    * During 1995, the Company's interests in its California properties, which were sold in February 1996, were transferred to oil and gas properties held for sale.

NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

    This statement attempts to present future net cash flows related to proved oil and gas reserves without the subjectivity inherent in either direct estimation of market value or entity specific discounted net cash flow. This measure is not a measure of fair market value nor a measure of the present value of future cash flows, but rather a rough estimation of such.

    This measure should be responsive to some of the key variables that affect fair market value, such as changes in reserve quantities, selling prices, production costs and tax rates.

    The future net cash inflows are developed as follows:

          (1) Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on period-end economic conditions.

         (2) The estimated future production of proved reserves is priced on the basis of period-end prices except for fixed and determinable escalation provisions in existing contracts.

          (3) The resulting future gross revenue streams are reduced by estimated future costs to develop and to produce the proved reserves, based on period-end cost estimates.

          (4) The resulting future net revenue streams are reduced to present value amounts by applying a 10 percent discount factor.


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

    Disclosure of the principal component of the standardized measure of discounted future net cash flows provides information concerning the factors involved in making the calculation. In addition, the disclosure of both undiscounted and discounted net flows provides a measure of comparing proved oil and gas reserves both with and without an estimate of production timing. The standardized measure of discounted future net cash flows relating to proved reserves reflects income taxes.

                                                 1993        1994         1995
                                               --------    --------    --------
                                                        (in thousands)
Future cash inflows ........................   $ 22,153    $ 32,898    $ 19,531

Future costs:

   Production ..............................     (7,950)    (11,283)     (6,050)

   Development .............................     (1,368)     (5,683)       (881)
                                               --------    --------    --------
Future net inflows before income taxes .....     12,835      15,932      12,600

Future income taxes ........................       --          --          --
                                               --------    --------    --------
Future net cash flows ......................     12,835      15,932    $ 12,600

10% discount factor ........................     (4,281)     (7,784)     (3,658)
                                               --------    --------    --------
Standardized measure of
  discounted net cash flows ................   $  8,554    $  8,148    $  8,942
                                               ========    ========    ========

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVEN RESERVE QUANTITIES

    This statement discloses the sources of changes in the standardized measure from period to period. The amount reported as "Net change in sales and transfer prices" represents the approximate effect of increasing the evaluation of reserves proved in prior periods to reflect higher prices in effect in the following years. The "Accretion of discount" was computed by applying the 10 percent discount factor to be valuation of the proved reserves as of the beginning of the period before income tax effects. "Changes in estimated future development costs" arise from several sources: (1) revisions of previous estimates for both development costs actually incurred in the current period and for development costs estimated to be incurred in succeeding periods, (2) new discoveries from which future development must be performed and (3) current-period expenditures which reduced the future expenditures estimated in prior periods (the amounts at the beginning of the period). The "Sales and transfers, net of production costs" are expressed in actual dollar amounts. "Revisions of quantity estimates" are expressed at period-end prices. The "Net change in income taxes" is computed as the change in present value of future income taxes. The "Changes in production rates (timing) and other" reflects all other changes, such as changes in timing, and includes the residual from estimation errors in computing other elements of change.

                                                 1993        1994         1995
                                               --------     -------     -------
                                                         (in thousands)
   Standardized Measure:

       Beginning of period ................    $  5,646     $ 8,554     $ 8,148

   Increases (decreases):

   Sales and transfers, net of
   production costs .......................      (1,816)     (2,249)     (1,445)

   Net change in sales and transfer
   prices net of production costs .........      (2,087)     (1,635)        460

   Changes in estimated future
   development costs ......................       4,197      (4,315)        500

   Revisions of quantity estimates ........     (10,999)      6,385        (871)

   Accretion of discount ..................         565         855         814

   Net change in income taxes .............       5,905        --          --

   Purchases of reserves in place .........       7,231       1,464       5,329

   Sales of reserves in place* ............        (291)       --        (3,024)

   Changes in production rates
   (timing) and other .....................         203        (911)       (969)
                                               --------     -------     -------
Standardized Measure:

   End of period ..........................    $  8,554     $ 8,148     $ 8,942
                                               ========     =======     =======


        *During 1995, the Company's interests in its California properties,which were sold in February 1996, were transferred to oil and gas properties held for sale.

                          FORTUNE PETROLEUM CORPORATION
                                 BALANCE SHEETS
                                     ASSETS

                                                                           (Unaudited)               (Audited)
                                                                        SEPTEMBER 30, 1996         DECEMBER 31, 1995
                                                                            ------------            ------------
CURRENT ASSETS:
  Cash and cash equivalents .............................................   $  1,409,000            $  1,888,000
  Accounts receivable ...................................................        547,000               1,035,000
  Oil and gas properties held for sale ..................................           --                 1,180,000
  Prepaid expenses and oil inventory ....................................         62,000                 127,000
                                                                            ------------            ------------
    Total Current Assets ................................................      2,018,000               4,230,000
                                                                            ------------            ------------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, accounted for
    using the successful efforts method .................................     18,994,000              18,960,000
  Automotive, office and other ..........................................        332,000                 227,000
                                                                            ------------            ------------
                                                                              19,326,000              19,187,000
  Less--accumulated depletion, depreciation
     and amortization ...................................................     (8,647,000)             (7,821,000)
                                                                            ------------            ------------
                                                                              10,679,000              11,366,000
                                                                            ------------            ------------
OTHER ASSETS:
  Materials, supplies and other .........................................        187,000                  62,000
  Bond issuance costs (net of accumulated
    amortization of $224,000 and $180,000) ..............................         65,000                 109,000
  Restricted cash .......................................................      2,780,000
                                                                                                    ------------
                                                                                                       3,230,000
                                                                               3,032,000               3,401,000
                                                                            ------------            ------------
TOTAL ASSETS ............................................................   $ 15,729,000            $ 18,997,000
                                                                            ============            ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        SEPTEMBER 30, 1996        DECEMBER 31, 1995
                                                                        ------------------        -----------------
CURRENT LIABILITIES:
  Current portion of long term debt .....................................   $  1,475,000            $  3,208,000
  Accounts payable ......................................................        192,000                 280,000
  Accrued expenses ......................................................         98,000                  96,000
  Royalties and working interests payable ...............................         20,000                  94,000
  Accrued interest ......................................................         57,000                 119,000
                                                                            ------------            ------------
      Total Current Liabilities .........................................      1,842,000               3,797,000
                                                                            ------------            ------------
LONG-TERM DEBT,  net of current portion .................................      1,680,000               1,689,000
                                                                            ------------            ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value:
    Authorized--2,000,000 shares
    Issued and outstanding--None ........................................           --                      --
  Common stock, $.01 par value :
    Authorized--40,000,000 shares
    Issued and outstanding 11,431,664 and
    11,139,709 at September 30, 1996 and
    December 31, 1995, respectively .....................................        114,000                 111,000
  Capital in excess of par value ........................................     28,101,000              27,228,000
  Accumulated deficit ...................................................    (16,008,000)            (13,828,000)
                                                                            ------------            ------------
  NET STOCKHOLDERS' EQUITY ..............................................     12,207,000              13,511,000
                                                                            ------------            ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ............................   $ 15,729,000            $ 18,997,000
                                                                            ============            ============

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                          FORTUNE PETROLEUM CORPORATION
                            STATEMENTS OF OPERATIONS


                                                         (Unaudited)
                                                  FOR THE NINE MONTHS ENDED
                                              --------------------------------
                                              SEPTEMBER 30,       SEPTEMBER 30,
                                                  1996                1995
                                              ------------         -----------
REVENUES
Sales of oil and gas, net of royalties ....   $  2,830,000         $ 2,030,000
Gain on sale of oil and gas properties, net        243,000                --
Other income ..............................        160,000             153,000
                                              ------------         -----------
                                                 3,233,000           2,183,000
                                              ------------         -----------
COSTS AND EXPENSES
  Production and operating ................      1,000,000           1,037,000
  Exploration .............................        825,000             383,000
  Dryhole .................................        754,000                --
  Provision for depletion, depreciation
    and amortization ......................        834,000             989,000
  Impairment to oil and gas properties ....         37,000                --
  General and administrative ..............      1,418,000             855,000
  Office relocation and severance .........        207,000                --
  Interest ................................        338,000             533,000
                                              ------------         -----------
                                                 5,413,000           3,797,000
                                              ------------         -----------
LOSS BEFORE PROVISION
  FOR INCOME TAXES ........................     (2,180,000)         (1,614,000)
PROVISION FOR INCOME TAXES ................           --                  --
                                              ------------         -----------
NET LOSS ..................................   $ (2,180,000)        $(1,614,000)
                                              ============         ===========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING ...............     11,284,701           5,432,712
                                              ============         ===========
NET LOSS PER COMMON SHARE .................   $      (0.19)        $     (0.30)
                                              ============         ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                          FORTUNE PETROLEUM CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                   (UNAUDITED)

                                                         COMMON STOCK             CAPITAL IN
                                                 --------------------------       EXCESS OF          ACCUMULATED
                                                    SHARES          AMOUNT        PAR VALUE            DEFICIT             NET
                                                 -----------       --------      ------------       ------------       ------------
BALANCE,  January 1, 1995 .................        2,644,032       $ 26,000      $ 11,253,000       $ (7,614,000)      $  3,665,000
                                                 ===========       ========      ============       ============       ============

Common stock returned to treasury .........              (12)          --                --                 --                 --
Common stock issued for exercise
   of stock options .......................          202,481          2,000           500,000               --              502,000
Common stock issued for
   directors fees .........................           14,445           --              39,000               --               39,000
Common stock issued for
   stock offerings ........................        6,569,117         65,000        11,729,000               --           11,794,000
Common stock issued for merger ............        1,200,000         12,000         2,480,000               --            2,492,000
Common stock and warrants issued
   for payment of investment
   banking services .......................          100,000          2,000           263,000               --              265,000
Common stock issued for
   warrant conversion .....................          115,479          1,000           392,000               --              393,000
Common stock issued for
   note conversion ........................          294,167          3,000           572,000               --              575,000
Net loss ..................................             --             --                --           (6,214,000)        (6,214,000)
                                                 -----------       --------      ------------       ------------       ------------
BALANCE, December 31, 1995 ................       11,139,709       $111,000      $ 27,228,000       $(13,828,000)      $ 13,511,000
                                                 -----------       --------      ------------       ------------       ------------
Common stock issued for exercise
   of stock options .......................           46,150           --             114,000               --              114,000
Common stock issued for
   exercise of warrants ...................          245,638          3,000           785,000               --              788,000
Common stock issued for
   directors' fees ........................            1,395           --               4,000               --                4,000
Common stock canceled and
   stock issuance cost ....................           (1,227)          --             (30,000)              --              (30,000)
Common stock returned to treasury .........               (1)          --                --                 --                 --
Net loss ..................................             --             --                --           (2,180,000)        (2,180,000)
                                                 -----------       --------      ------------       ------------       ------------
BALANCE, SEPTEMBER 30, 1996 ...............       11,431,664       $114,000      $ 28,101,000       $(16,008,000)      $ 12,207,000
                                                 ===========       ========      ============       ============       ============
        (Unaudited)

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                          FORTUNE PETROLEUM CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                                                       (Unaudited)
                                                                                                 FOR THE NINE MONTHS ENDED
                                                                                           ----------------------------------------
                                                                                           SEPTEMBER 30, 1996    SEPTEMBER 30, 1995
                                                                                           ------------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss .....................................................................            $(2,180,000)            $(1,614,000)
      Adjustments to reconcile net loss to net
      cash provided by (used in) operating activities:
      Common stock issued for directors' fees ......................................                  4,000                  29,000
      Depletion, depreciation and amortization .....................................                834,000                 989,000
      Exploration and dry hole cost ................................................              1,579,000                 383,000
      Gain on disposition of assets ................................................               (243,000)                   --
      Impairment of oil and gas assets .............................................                 37,000                    --
      Provision for executive severance ............................................                   --                   (17,000)
      Amortization of financing cost ...............................................                 56,000                    --
      Changes in assets and liabilities:
         Accounts receivable .......................................................                488,000                 (41,000)
         Prepaids and oil inventory ................................................                 65,000                 (56,000)
         Notes receivable ..........................................................                   --                    11,000
         Accounts payable and accrued expenses .....................................                (86,000)               (138,000)
         Payment of executive severance ............................................                   --                   (91,000)
         Royalties and working interest payable ....................................                (74,000)                 19,000
         Accrued interest ..........................................................                (62,000)                (54,000)
         Other .....................................................................                   --                   122,000
                                                                                                -----------             -----------
      Net cash provided by (used in) operating activities ..........................                418,000                (458,000)
                                                                                                -----------             -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Expenditures for oil and gas properties ......................................             (1,059,000)             (1,937,000)
      Expenditures for exploration and dry hole costs ..............................             (1,194,000)               (355,000)
      Restricted cash used .........................................................                450,000              (2,373,000)
      Proceeds from sale of properties and equipment ...............................              2,018,000                    --
      Expenditures for other property and equipment
        and other assets ...........................................................               (233,000)                 (6,000)
      Net cash provided by (used in) investing activities ..........................                (18,000)             (4,671,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
      Repayment of long term debt ..................................................             (1,754,000)             (1,078,000)
      Proceeds from issuance of common stock .......................................                903,000               8,869,000
      Expenditures for offering cost ...............................................                (28,000)               (390,000)
                                                                                                -----------             -----------
      Net cash provided by (used in) financing activities ..........................               (879,000)              7,401,000
                                                                                                -----------             -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS .............................................................               (479,000)              2,272,000
                                                                                                -----------             -----------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .....................................              1,888,000                 398,000
                                                                                               -----------             -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...........................................            $ 1,409,000             $ 2,670,000
                                                                                                ===========             ===========
Supplemental information:
      Interest paid in cash ........................................................            $   283,000             $   587,000
Non-cash transactions:
      Common stock issued or issuable as directors' fees ...........................                  4,000                  29,000
      Common Stock issued for payment of executive severance .......................                   --                    43,000
      Common Stock issued to acquire LEX ...........................................                   --                 2,492,000
      Common Stock issued to conversion of debt ....................................                   --                   200,000
      Common Stock and warrants issued for payment
        of investment banking fees .................................................                   --                   265,000

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1996

(1) LINE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
PROCEDURES

      The condensed financial statements at September 30, 1996, and for the nine months then ended included herein have been prepared by the Company, without audit, pursuant to the Rules and Regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Rules and Regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report on Form 10-KSB. Certain reclassifications have been made to prior period amounts to conform to presentation in the current period. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of Fortune Petroleum Corporation as of September 30, 1996 and December 31, 1995, the results of its operations for the nine months ended September 30, 1996 and September 30, 1995, and cash flows for the nine months ended September 30, 1996 and September 30, 1995. The results of the operations for such interim periods are not necessarily indicative of the results for the full year.

(2)   LONG TERM DEBT

      At September 30, 1996, a summary of long-term debt is as follows:

                                                    September 30,   December 31,
                                                        1996             1995
                                                     ----------       ----------
Convertible Subordinated Debentures
   of $1,725,000 (net of discount of
   $45,000 and $57,000) due
   December 31, 1997, including
   interest of 10-1/2%
   per annum paid semi-annually ..............       $1,680,000       $1,668,000

Bank One credit facility due
   July 1, 1997 including interest
   at 1-1/2% over Bank One, Texas,
   NA's prime rate payable monthly ...........        1,475,000        3,200,000

Other debt with interest ranging
  from 0% to 9-1/4% per annum ................             --             29,000
                                                     ----------       ----------
Total long-term debt .........................        3,155,000        4,897,000

Less current installments ....................        1,475,000        3,208,000
                                                     ----------       ----------
Long-term debt, excluding
   current installments ......................       $1,680,000       $1,689,000
                                                     ==========       ==========

      The 10-1/2% Convertible Subordinated Debentures due December 31, 1997 bear an effective interest rate of 12.13% and are convertible into shares of the Company's common stock, after April 1, 1994, at a conversion price of $6.32 per share or 158 shares per $1,000 principal amount of debenture. Therefore, if all $1,725,000 were converted, the number of the Company's common shares then outstanding would increase by 272,981 shares. The Company has filed a registration statement with the Securities and Exchange Commission in connection with a possible exchange offer to be made to holders of the Company's outstanding Debentures. If the exchange offer is made, the Company anticipates that the exchange ratio would be based upon a common stock price substantially lower than the $6.32 per share conversion price called for under the terms of the Debentures and the exchange offer may include additional consideration payable to the Debentureholders who convert, such as common stock warrants. In such event, the Company would issue substantially more common shares upon successful completion of the exchange offer than the 272,981 shares discussed above. Further, the Company would incur a non-cash debt conversion expense equal to the excess of the fair market value of all common stock and common stock warrants issued in connection with the exchange offer over the fair market value of the 272,981 shares of common stock that could have been issued under the original terms of the Debentures. The purpose of the exchange offer would be to relieve the Company of $1,725,000 of long term debt and approximately $180,000 of annual interest expense. No assurance can be given that such exchange offer will be made by the Company or, if made, that it will result in the exchange of any of the Debentures into shares of common stock.

      The Company has a credit facility with Bank One, Texas, N.A. under which it has the ability to borrow amounts up to an available borrowing base as defined in the credit agreement. The amount the Company may borrow under the Credit Facility is determined by the borrowing base as calculated by the Bank semi-annually on the basis of the Company's oil and gas reserves. The credit facility contains various financial covenants, is secured by all of the Company's oil and gas producing properties and currently requires monthly principal payments of $75,000. At December 31, 1995, the Company was not in compliance with its cash flow coverage ratio covenant in the credit agreement. Under the terms of credit agreement, the bank has the right to demand repayment of the entire loan balance in the event of covenant defaults. The Company obtained a waiver of this covenant from the bank as of December 31, 1995; however, the Company is not able to borrow additional amounts under the credit facility because Bank One has set the borrowing base equal to the loan balance which declines by $75,000 per month. The Company has determined that it is in compliance with the cash flow coverage ratio for the quarter ended September 30, 1996. During February 1996, the Company made a principal reduction of $1,100,000, primarily from the proceeds of the sale of its California properties.

   The Company's maturities of long-term debt over the next two years are as follows:

                              YEAR         LONG-TERM DEBT MATURITY
                              ----         -----------------------
                              1996             $    225,000
                              1997                2,930,000
                                               $  3,155,000

 (3)    INCOME TAX EXPENSE

      No provision for income taxes was required for the three months and nine months ended September 30, 1996.

      At September 30, 1996, the Company estimates it had cumulative net operating loss carryforwards for federal income tax purposes of $10.7 million which are significantly restricted under IRC Section 382. These carryforwards are available to offset future federal taxable income, if any, with various expirations through 2008. The Company is uncertain as to the recoverability of the above deferred tax assets and has therefore applied a 100% valuation allowance.

   The Company has available IRC Section 29 Tax Credits that may be used to reduce or eliminate any corporate taxable income in future years. It is uncertain at this time to what extent the Company will be able to utilize these federal tax credits, as their utilization is dependent upon the amount, if any, of future federal income tax incurred, after application of the Company's net operating loss carryforwards.

 (4)    LEGAL PROCEEDINGS

      There are no pending material legal proceedings involving any of the Company's properties or which involve a claim for damages which exceed 10% of the Company's current assets.

      On March 26, 1996, Fortune was served with a lawsuit which had been filed in the Federal District Court in Delaware by one of the purchasers of Fortune common stock in an offering in December 1995 under Regulation S. Under the terms of the subscription agreement, the plaintiff was entitled to receive additional shares of Fortune stock if the market price fell below a stated level during a specified period following the 40-day holding period prescribed by Regulation S. Plaintiff's complaint alleges that the price during the relevant interval did fall below the level necessary for plaintiff to receive additional shares, but that Fortune has failed to issue the stock.

      Fortune has responded, admitting the essential allegations of the complaint, but has pled, by way of affirmative defense, that suspicious trading activity in Fortune stock occurred immediately prior to and during the time period in which the additional-share allocation was computed. Fortune requested, and the American Stock Exchange commenced, an investigation into such trading irregularities. That investigation is continuing. Fortune does not intend to issue any additional shares to plaintiff pending the outcome of the investigation; however, in connection with this litigation, the Company has placed 31,042 shares of common stock into escrow with the Federal District Court in Delaware. This stock represents the maximum number of shares that the Company will be required to issue to the plaintiff in the event the Company's suspicions concerning the plaintiff's trading activity prove to be unfounded. Fortune has also commenced, and intends to aggressively pursue, discovery in an attempt to determine whether any action of the purchasers in this offering contributed to its share price fluctuation.

      On April 16, 1996, Fortune was advised that similar suits had been filed in Federal District Court in New York by two other buyers in the same offering. The allegations parallel those contained in the earlier suit filed in Delaware, and Fortune is responding in the same manner. No shares of Fortune common stock have been issued into escrow in connection with these two actions.

(5)     COMPUTATION OF EARNINGS (LOSS) PER SHARE

      Primary earnings per common share are computed by dividing net income
(loss) by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are shares which may be issuable upon exercise of outstanding stock options and warrants; however, they are not included in the computation for the nine month period ended September 30, 1996 since they would not have a dilutive effect on earnings per share.

      Fully diluted earnings per common share are not presented, since the conversion of the Company's 10-1/2% Convertible Subordinated Debentures would have an anti-dilutive effect.

(6)     ACQUISITIONS

      On July 1, 1996, the Company sold all of its interest in the Ainsworth Lease in Scurry County, Texas for $76,500 to a third party. The Company recorded a $3,000 gain from sale on this transaction.

(7)   COMMITMENTS AND CONTINGENCIES

      In late July 1996, the Company received invoices from Ampolex (USA), Inc., the operator of the Company's New Mexico properties, billing Fortune for $232,805 of outstanding accounts receivable attributable to two other working interest owners in the properties which the operator failed to collect from such owners. The Company is reviewing this matter.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Fortune Petroleum Corporation

        We have audited the accompanying statements of revenues and direct operating expenses of the oil and gas property interests acquired from PetroFina S.A. (the PetroFina Properties) for each of the years in the three-year period ended December 31, 1994. These statements of revenues and direct operating expenses are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of revenues and direct operating expenses based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of revenues and direct operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of revenues and direct operating expenses. We believe that our audits of the statements of revenues and direct operating expenses provide a reasonable basis for our opinion.

        The accompanying statements were prepared as described in Note 1 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings and are not intended to be a complete financial presentation.

        In our opinion, the accompanying statements of revenues and direct operating expenses present fairly, in all material respects, the revenues and direct operating expenses of the PetroFina Properties for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Houston, Texas
December 20, 1995

                          FORTUNE PETROLEUM CORPORATION
               STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES
                  ACQUIRED FROM PETROFINA S.A. (NOTE 1) FOR THE
            YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND FOR THE
            NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1995 (UNAUDITED)

                                                                                                             NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                        SEPTEMBER 30
                                                      -------------------------------------------        ---------------------------
                                                                                                                 (unaudited)
                                                         1992             1993             1994             1994             1995
                                                      ----------       ----------       ----------       ----------       ----------
REVENUES
    Sales of oil and gas, net of
     royalties ................................       $2,101,807       $2,005,626       $1,599,418       $1,350,770       $1,508,258

DIRECT OPERATING EXPENSES .....................          304,171          229,199          700,031          117,232          252,073
                                                      ----------       ----------       ----------       ----------       ----------
REVENUES IN EXCESS OF DIRECT
    OPERATING EXPENSES ........................       $1,797,636       $1,776,427       $  899,387       $1,233,538       $1,256,185
                                                      ==========       ==========       ==========       ==========       ==========

See notes to Statements of Revenues and Direct Operating Expenses for Assets Acquired from PetroFina S.A.

                          FORTUNE PETROLEUM CORPORATION
          NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES ACQUIRED FROM PETROFINA S.A. FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND
   1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1995 (UNAUDITED)

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying statements present the revenues and direct operating expenses of the working interests in certain oil and gas properties (the PetroFina Properties) purchased by Fortune Petroleum Corporation (the Company) from PetroFina S.A. (PetroFina) during December 1995 for $2.9 million. The PetroFina Properties are located in federal waters in the Gulf of Mexico.

      The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of PetroFina. Direct operating expenses include payroll, lease and well repairs, maintenance and other direct operating expenses.

      The unaudited statements of revenues and direct operating expenses for the nine months ended September 30, 1994 and 1995 include all material adjustments, which consist only of normal recurring adjustments necessary for a fair presentation, and are not necessarily indicative of results for an entire year.

      OMITTED HISTORICAL FINANCIAL INFORMATION

      Full historical financial statements, including exploration expense, general and administrative expenses, interest expense and income tax expense, have not been presented because they have not historically been allocated at this level. Historical depletion expense has not been included in such statements as the Company will adjust the basis in its purchase price allocation and the historical depletion will no longer be relevant.

      ACCRUAL BASIS STATEMENTS

      Memorandum adjustments have been made to the financial information derived from the predecessor owner in order to present the accompanying statements of revenues and direct operating expenses in accordance with generally accepted accounting principles.

      RELATED PARTY TRANSACTIONS

      All of the production from the PetroFina Properties was sold to a subsidiary of PetroFina. Gas production was sold for average prices of $1.73, $2.27 and $2.10 per Mcf during 1992, 1993 and 1994, respectively. Oil production was sold for average price of $17.71, $15.56 and $14.15 during 1992, 1993 and 1994, respectively.

(2)   GAS BALANCING POSITIONS

      The PetroFina Properties have an immaterial imbalance position as of December 31, 1995. The entitlements method is used; therefore, production imbalances are recorded at the sales price in effect at the time of production. Substantially all of the imbalance position is anticipated to be settled with production in future periods.

(3)   SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

       Total proved and proved developed oil and gas reserves of the PetroFina Properties at December 31, 1994, have been estimated based on reserve estimates prepared by Huddleston & Co., Inc. as of November 1, 1995, adjusted for production from January 1, 1995 through October 31, 1995. No comparable estimates were available for prior periods. Therefore, reserves for 1992, 1993 and 1994 have been calculated by adjusting the November 1, 1995 amounts for prior period producing activities and, consequently, no revisions of previous estimates have been reflected. All reserve estimates are based on economic and operating conditions existing at November 1, 1995. The future net cash flows from production of these proved reserve quantities were computed by applying current prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) as of November 1, 1995 to estimated future production of proved oil and gas reserves less the estimated future expenditures (based on current costs) as of November 1, 1995, to be incurred in developing and producing proved reserves. Income taxes were calculated without consideration of any remaining historical cost basis of the PetroFina Properties. The PetroFina Properties are located in federal waters in the Gulf of Mexico.

      Estimated Quantities of Oil and Gas Reserves:

                                            YEAR ENDED DECEMBER 31,
                             --------------------------------------------------
                                1992                 1993             1994
                             --------------    --------------    --------------
                             Oil      Gas      Oil      Gas       Oil      Gas
                            (MBBL)   (MMCF)   (MBBL)   (MMCF)   (MBBL)   (MMCF)
                             ----    ------    ----    ------    ----    ------
Proved reserves:
  Beginning of year ......    346     5,493     291     4,751     251     4,159
  Production .............    (55)     (742)    (40)     (592)    (34)     (533)
                             ----    ------    ----    ------    ----    ------
  End of year ............    291     4,751     251     4,159     217     3,626
                             ====    ======    ====    ======    ====    ======

Proved developed reserves:
  Beginning of year ......    346     5,493     291     4,751     251     4,159
  End of year ............    291     4,751     251     4,159     217     3,626
                             ====    ======    ====    ======    ====    ======

   Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (in 000s):

                                                   AS OF DECEMBER 31,
                                         --------------------------------------
                                           1992           1993           1994
                                         --------       --------       --------
Future cash inflows ...............      $ 15,017       $ 13,011       $ 11,412
Future production costs ...........        (2,597)        (2,368)        (1,668)
Future development costs ..........          (200)          (200)          (200)
                                         --------       --------       --------
Future net inflows before
   income taxes ...................        12,220         10,443          9,544
Income taxes ......................        (4,277)        (3,655)        (3,340)
                                         --------       --------       --------
Future net cash flows .............         7,943          6,788          6,204
10% discount factor ...............        (2,264)        (1,935)        (1,766)
                                         --------       --------       --------
Standardized measure of
  discounted net cash flows .......      $  5,679       $  4,853       $  4,438
                                         ========       ========       ========


   Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves (in 000s):

                                                     YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                 1992        1993         1994
                                                -------     -------     -------
Standardized measure, beginning of year ....    $ 6,515     $ 5,679     $ 4,853
   Sales, net of production costs ..........     (1,798)     (1,776)       (899)
   Net change in income taxes ..............        450         445         225
Accretion of discount ......................        512         505         259
                                                -------     -------     -------
Standardized measure, end of year ..........    $ 5,679     $ 4,853     $ 4,438
                                                =======     =======     =======

                          FORTUNE PETROLEUM CORPORATION
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                                DECEMBER 31, 1995

        The unaudited pro forma combined statement of operations reflects the results of operations for the year ended December 31, 1995 as if the PetroFina acquisition of the South Timbalier Block 76 leasehold interests and this financing occurred as of January 1 of the year then ended.

        The acquisition is reflected in the unaudited pro forma combined financial information using the purchase method of accounting. Accordingly, the carrying value of the property acquired has been adjusted to reflect fair values assigned to assets and liabilities and are included in the Company's combined financial statements commencing on the date of such acquisition.

        The unaudited pro forma combined financial information should be read in conjunction with the Company's historical financial statements and related notes. The pro forma results of operations are not necessarily indicative of the results of operations had the acquisition occurred at the beginning of the periods presented, nor are they necessarily indicative of the results of future operations.

                          FORTUNE PETROLEUM CORPORATION
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        PETROFINA
                                                        LEASEHOLD
                                         HISTORICAL      INTEREST      PRO FORMA       PRO FORMA
                                           FORTUNE      ACQUISITION   ADJUSTMENTS        COMBINED
                                         -----------    ----------   ------------       ------------
    Revenues:
        Oil and gas sales ............   $ 2,959,000    $1,258,000           --         $  4,217,000
        Other ........................       234,000          --             --              234,000
                                         -----------    ----------   ------------       ------------
                                           3,193,000     1,258,000           --            4,451,000

    Costs and expenses: (a)
        Oil and gas production costs .     1,514,000       210,000           --            1,724,000
        General and administrative ...     1,212,000          --        1,212,000
        Abandoned leasehold costs ....        56,000          --           56,000
        Dry hole expense .............       998,000          --             --              998,000
        Impairment to oil and gas
            properties ...............     2,530,000          --             --            2,530,000
        Depreciation, depletion and
          amortization ...............     1,809,000          --          488,000          2,297,000
        Geological and geophysical
          expense ....................       418,000          --             --              418,000
        Interest Expense .............       870,000          --             --              870,000
                                         -----------    ----------   ------------       ------------
                                           9,407,000       210,000        488,000         10,105,000
                                         -----------    ----------   ------------       ------------
    Income (loss) before income
        taxes ........................    (6,214,000)    1,048,000       (488,000)        (5,654,000)
    Income tax expense ...............          --            --             --                 --
                                         -----------    ----------   ------------       ------------
    Net Income (loss) ................   $(6,214,000)   $1,048,000   $   (488,000)      $ (5,654,000)
                                         ===========    ==========   ============       ============
    Average number of common
        shares outstanding (b) .......     6,555,875     1,235,742           --            7,791,617
                                         ===========    ==========   ============       ============
    Net income (loss) per common
        share ........................   $     (0.95)
                                         ============
    Pro Forma net income (loss) per common
        share ........................                                                  $      (0.73)
                                                                                        ============

------------
(a) It is anticipated that there will be no indirect expense as a result of the asset acquisition.

(b) Acquisition shares computed using the private offering price of $3.22 per share for 1,321,117 shares.

    See notes to Unaudited Pro Forma Condensed Combined Financial Statements

                          FORTUNE PETROLEUM CORPORATION

               NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                               FINANCIAL STATEMENT

                                DECEMBER 31, 1995

    An explanation of the pro forma adjustments is as follows:

    (1) Adjustment to reflect the depreciation, depletion and amortization of the acquired assets of $488,000, for the year ended December 31, 1995 using the units of production method.

================================================================================
NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information                     2
Prospectus Summary                        3
Risk Factors                              6
Use of Proceeds                          11
Dilution                                 11
Capitalization                           12
Dividend Policy                          13
Price Range of Common Stock              13
Management's Discussion
  and Analysis of Financial
  Condition and Results of
  Operations                             14
Business and Properties                  19
Management                               33
Certain Relationships and
  Related Transactions                   38
Principal Stockholders                   40
Exchange Offer                           42
Certain Federal Income Tax
  Considerations                         42
Description of Securities                45
Legal Matters                            49
Experts                                  50
Glossary                                 50
Index to Financial Statements           F-1

================================================================================

                                 493,350 SHARES
                                500,250 WARRANTS

                                FORTUNE PETROLEUM
                                   CORPORATION

                                  ------------
                                   PROSPECTUS
                                  ------------

                                 EXCHANGE OFFER

                                DECEMBER 2, 1996

================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14......................OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The Registrant estimates that expenses in connection with the offering described in the Registration Statement will be as follows:

           Securities and Exchange Commission Registration Fee ......$  1,383
           Accountants' Fees and Expenses ...........................$ 10,000
           Legal Fees and Expenses ..................................$ 20,000
           American Stock Exchange fees .............................$ 17,000
           Printing and Engraving Expenses ..........................$ 10,000
           Miscellaneous ............................................$  3,617
           TOTAL ....................................................$ 62,000

ITEM 15........................INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents of Delaware corporations. The Certificate of Incorporation and Bylaws of the Company provide that the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware as it may be amended from time to time, indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person whom he or she is a legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, against all costs, charges, expenses, liabilities and losses (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ITEM 16.........................................................EXHIBITS

    (a)  Exhibits

          NUMBER  DESCRIPTION
          ------  -----------
            3.1 Certificate of Incorporation of Fortune Petroleum Corporation (incorporated by reference to Fortune's Registration Statement Form 10, File No. 0-16370)

            3.2 Bylaws of Fortune Petroleum Corporation (incorporated by reference to Fortune's Registration Statement Form 10, File No. 0-16370)

    (Exhibits - continued)

          NUMBER  DESCRIPTION
          ------  -----------
            3.3 Certificate of Amendment to Certificate of Incorporation of Registrant increasing authorized capital stock (incorporated by reference to Fortune's Registration Statement on Form SB-2, Registration No. 33-88452)

            4.1 Indenture, dated October 30, 1992, by and between Fortune Petroleum Corporation and IBJ Schroeder Bank & Trust Company, Trustee, as amended (incorporated by reference to Fortune's Registration Statement on Form S-1, Registration No. 33-49190)


            4.2   Form of Exchange Warrant exercisable at $4.00 per share

            4.3   Form of Exchange Warrant exercisable at $5.00 per share

            4.4* Form of Co-Conversion Agent warrant exercisable at $3.1847 per share

            5.1*  Opinion of Reish & Luftman regarding legality of securities

            8.1*  Tax opinion of Reish & Luftman regarding the Exchange Offer

            10.1* Form of cover letter to be used to send revised prospectus to
                  Debentureholders

            10.2 Form of Letter of Transmittal to be used by Debentureholders to tender Debentures in Exchange Offer

            10.3 Form of Letter of Transmittal to be used by Debentureholder to authorize holder of record to tender Debentures in Exchange Offer

            10.4  Co-Conversion Agent agreement

            24.1* Consents of KPMG Peat Marwick LLP

            24.2* Consent of Huddleston & Co., Inc.

            24.3* Consent of Sherwin D. Yoelin

            24.4* Consent of Reish & Luftman (included in Exhibit 5.1)

            25.1  Power of Attorney (included on signature page)
------------
*   Filed herewith.

ITEM 17.....................................................UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (a)
        (1) To file during any period in which offers or sales are being made, a post effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate represent fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           Provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

        (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



ITEM 18...............................FINANCIAL STATEMENTS AND SCHEDULES

        Not applicable.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 16, 1997.

                                      FORTUNE PETROLEUM CORPORATION

                                      By: /s/ TYRONE J. FAIRBANKS
                                           Tyrone J. Fairbanks
                                           President and Chief Executive Officer


                                      By: /s/ J. MICHAEL URBAN
                                           Vice President and Chief Financial
                                           and Accounting Officer

    Each person whose signature appears below constitutes and appoints Tyrone J. Fairbanks and Dean W. Drulias, and each of them, as his true and lawful attorneys-in-fact with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates stated.

        SIGNATURE                      TITLE                           DATE


/s/ TYRONE J. FAIRBANKS         President, Chief Executive      January 16, 1997
    Tyrone J. Fairbanks         Officer and Director


/s/ DEAN W. DRULIAS             Executive Vice President,       January 16, 1997
    Dean W. Drulias             General Counsel, Corporate
                                Secretary and Director

/s/ GRAHAM S. FOLSOM            Director                        January 16, 1997
    Graham S. Folsom


/s/ WILLIAM T. WALKER, JR.      Director                        January 16, 1997
    William T. Walker, Jr.


/s/ BARRY FEINER                Director                        January 16, 1997
    Barry Feiner


/s/ GARY GELMAN                 Director                        January 16, 1997
    Gary Gelman